      THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BECOME EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL
      THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-46432
                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 27, 2000)

                                                                      [HCC LOGO]

                                6,000,000 SHARES

                          HCC INSURANCE HOLDINGS, INC.
                                  COMMON STOCK

                              $         PER SHARE
                               ------------------

We are selling 6,000,000 shares of our Common Stock. We have granted the underwriters an option to purchase up to 900,000 additional shares of Common Stock to cover over-allotments.

Our Common Stock is listed on the New York Stock Exchange under the symbol "HCC." The last reported sale price of our Common Stock on the New York Stock Exchange on February 12, 2001 was $24.80 per share.

                               ------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                             PER SHARE         TOTAL
                                                             ----------      ----------
Public Offering Price                                        $               $
Underwriting Discount                                        $               $
Proceeds to HCC Insurance Holdings, Inc., before expenses    $               $

The underwriters expect to deliver the shares to purchasers on or about
  , 2001.

                               ------------------

SALOMON SMITH BARNEY                                             LEHMAN BROTHERS
RAYMOND JAMES & ASSOCIATES, INC.                         WILLIAM BLAIR & COMPANY

            , 2001

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.
                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
About Forward-Looking Statements............................   S-3
About This Prospectus Supplement............................   S-4
Prospectus Supplement Summary...............................   S-5
Risk Factors................................................  S-11
Use of Proceeds.............................................  S-12
Capitalization..............................................  S-12
Market Information..........................................  S-13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-14
Underwriting................................................  S-26
Legal Matters...............................................  S-27
Index to Financial Statements...............................  SF-1
Financial Statements........................................  SF-2

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About Forward-Looking Statements............................     i
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
The Company.................................................     3
Risk Factors................................................     4
Use of Proceeds.............................................     8
Selected Financial Data.....................................     9
Business....................................................    11
Principal Shareholders......................................    34
Management..................................................    36
Ratio of Earnings to Fixed Charges..........................    39
Description of Common Stock.................................    40
Description of Debt Securities..............................    42
Description of Warrants.....................................    47
Plan of Distribution........................................    49
Certain Legal Matters.......................................    50
Experts.....................................................    50
Index to Consolidated Financial Statements and Schedules....    51
Financial Statements........................................   F-1

We use market data and industry forecasts throughout this prospectus supplement which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

As used in this prospectus supplement, unless otherwise required by the context, the terms "we," "us," "our" and "the Company," refer to HCC Insurance Holdings, Inc. and its consolidated subsidiaries, and the term "HCC" refers only to HCC Insurance Holdings, Inc. In addition, "Common Stock" refers to our common stock, $1.00 par value per share. Unless otherwise stated, all information contained in this prospectus supplement assumes no exercise of the underwriters' over-allotment option to purchase up to 900,000 shares of Common Stock from us. All trade names or trademarks appearing in this prospectus supplement and the accompanying prospectus are the property of their respective holders.

                               ------------------

                        ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategies, competitive strengths, goals, growth of our businesses and operations, plans and references to future successes may be considered forward-looking statements. Also, when we use words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probably" or similar expressions, we are making forward-looking statements.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements. Many possible events or factors could affect our future financial results and performance. These could cause our results or performance to differ materially from those we express in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and therefore also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus supplement, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved. You should consider these risks and those we set out in the "Risk Factors" section of each of this prospectus supplement and the accompanying prospectus before you purchase our securities.

Our forward-looking statements speak only as of the date made and we will not update these forward-looking statements unless the securities laws require us to do so. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement may not occur.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the accompanying prospectus. This prospectus supplement, with the documents incorporated by reference in the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the documents incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the documents incorporated by reference in the accompanying prospectus, will apply and will supercede the information in the accompanying prospectus.

Please read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus together with the additional information described under the section entitled "Where You Can Find More Information" in the accompanying prospectus and the section entitled "Risk Factors" in each of this prospectus supplement and the accompanying prospectus before you make an investment decision.

This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation.

                         PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled "Risk Factors" and the financial statements and related notes to those financial statements included in each of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

                          HCC INSURANCE HOLDINGS, INC.

We provide specialized property and casualty insurance and accident and health insurance coverages, underwriting agency and intermediary services, and other insurance related services both to commercial customers and individuals. We operate primarily in the United States and the United Kingdom, although some of our operations have a broader international scope. Since 1996, we have acquired a number of insurers, underwriting agencies and intermediaries in order to diversify our operations and enhance our ability to anticipate and capitalize on changing market conditions. We underwrite insurance both on a direct basis, where we insure a risk in exchange for a premium, and on a reinsurance basis, where we insure all or a portion of another insurance company's risk in exchange for all or a portion of the premium. We market our insurance products both directly to customers and through a network of independent or affiliated agents and brokers.

Our insurance companies are risk-bearing and focus their underwriting activities on providing insurance and/or reinsurance in the following lines of business:

     - accident and health;

     - general aviation;

     - marine and offshore energy;

     - medical stop-loss;

     - property; and

     - workers' compensation.

In the United States, certain of these subsidiaries operate on an admitted, or licensed, basis. Certain other subsidiaries operate on a surplus lines basis as a non-admitted, or unlicensed, insurer offering insurance coverage not otherwise available from an admitted insurer in the relevant state.

Our underwriting agencies are fee-based and non-risk bearing and underwrite on behalf of our insurance companies and other insurance companies. Our underwriting agencies generate revenues based entirely on management fees and profit commissions and specialize in:

     - medical stop-loss insurance; and

     - a variety of accident and health related insurance and reinsurance products.

We have recently consolidated the operations of certain of our agencies with certain of our insurance companies to improve operational efficiencies.

Our intermediaries are fee-based and non-risk bearing and provide insurance and reinsurance brokerage services for our insurance companies and our clients. They earn commission income and to a lesser extent fees for certain services, generally paid by the insurance and reinsurance companies with whom the business is placed. These operations consist of:

     - consulting on risks;

     - marketing risks;

     - placing risks; and

     - servicing risks.

Our intermediaries specialize in developing and marketing employee benefit plans on a retail basis and in placing reinsurance for both accident and health, and property and casualty lines of business.

Since our founding in 1974, we and our predecessor companies have been consistently profitable, generally reporting annual increases in gross written premium and total revenue. During the period 1995 through 1999, we had an average statutory combined ratio of 91.9% versus the less favorable 105.4% recorded by the U.S. property and casualty insurance industry overall. During the same period, our gross written premium increased from $339 million to $576 million, an increase of 69.9%, while net written premium decreased 18.5% from $184 million to $150 million. This reduction in net written premium resulted from a decision to cede a greater proportion of insurance risk to third party reinsurers due to the competitive insurance and reinsurance market. During this period, our revenues increased from $239 million to $342 million, an increase of 43.1%.

During the period December 31, 1996 through September 30, 2000, our shareholders' equity increased from $297 million to $503 million, a 69.4% increase. During this same period, our assets increased from $966 million to $2.8 billion, a 186.9% increase.

Our insurance companies are rated "A+ (Superior), VIII" by A.M. Best Company and "AA (Very Strong)" by Standard and Poor's, two nationally recognized independent rating agencies. These ratings are intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and are not evaluations directed at investors.

We are a Delaware corporation. Our principal executive offices are located at 13403 Northwest Freeway, Houston, Texas 77040 and our telephone number is (713) 690-7300. We maintain a World Wide Web-site at www.hcch.com. The reference to our World Wide Web address does not constitute the incorporation by reference of the information contained at this site in this prospectus supplement or the accompanying prospectus.

                                  OUR STRATEGY

Our business philosophy as an insurer is to maximize underwriting profits while limiting risk in order to preserve shareholders' equity and maximize earnings. We concentrate our insurance writings in selected, narrowly defined lines of business where we believe we can achieve an underwriting profit. We focus on lines of business that have relatively short lead times between the occurrence of an insured event and the reporting of claims. We market our insurance products both directly to customers and through independent or affiliated agents and brokers.

The property and casualty insurance industry is cyclical, and individual lines of business experience their own cycles within that overall industry cycle. In our insurance company operations, we believe our operational flexibility, experienced underwriting personnel and access to, and expertise in, the reinsurance marketplace allow us to implement a strategy of emphasizing more profitable lines of business during periods of increased premium rates and de-emphasizing less profitable lines of business during periods of severe competition. In addition, we believe that our underwriting agencies and intermediary subsidiaries complement our insurance underwriting activities. Our ability to utilize affiliated insurers, underwriting agencies, intermediaries and service providers permits us to retain a greater portion of the gross revenue derived from written premium.

We purchase reinsurance to limit the net loss from both individual and catastrophic risks to our insurance companies. The amount of reinsurance we purchase varies by, among other things, the particular risks inherent in the policies underwritten, the pricing of reinsurance and the competitive conditions within the relevant line of business. In 1999, due to a hardening of the respective markets, premium rates in the general aviation and medical stop-loss lines of business increased. Such market conditions continued to improve in 2000, and we anticipate continued improvement in 2001. In response to these changing market conditions, we plan to continue to expand the underwriting activities in our insurance company operations.

As part of this expansion, we have recently consolidated certain of our underwriting agencies with certain of our insurance companies for the purpose of streamlining our business. We have consolidated the operations of our domestic general aviation underwriting agency, HCC Aviation Insurance Group, Inc., and our occupational accident and workers' compensation underwriting agency, HCC Employer Services, Inc., into those of our licensed property and casualty insurance company, U.S. Specialty Insurance Company, and the operations of our London-based accident and health underwriting agency, LDG Re (London), Ltd., with those of the London branch of our largest property and casualty insurance company, Houston Casualty Company. We believe that the consolidation of these operations will result in greater efficiency in these businesses. We expect that this consolidation will result in a reduction in our management fee revenues and the net earnings of our underwriting agencies, but that any such reduction will be more than offset over time by increases in the net earnings of our insurance companies. The cost of this restructuring is estimated not to exceed $2.0 million (after tax) and will be taken in the fourth quarter of 2000. As market conditions warrant, we anticipate reviewing other agency operations to determine if similar consolidation activities will provide greater operating efficiencies.

We also acquire or make strategic investments in companies that present an opportunity for future profits or for enhancement of our business. We expect to continue to seek to acquire complementary businesses with established management and an established reputation in the insurance industry. We believe that we can enhance acquired businesses through the synergies created by our underwriting capabilities and our other operations. However, our business plan is shaped by our underlying business philosophy, which is to maximize underwriting profit while preserving shareholders' equity. As a result, our primary objective is to increase net earnings rather than market share or gross written premium.

In our ongoing operations, we will continue to:

     - emphasize the underwriting of lines of business in which premium rates, the availability and cost of reinsurance and market conditions warrant;

     - attempt to limit our net loss exposure to our insurance company subsidiaries through the conservative use of reinsurance; and

     - review the potential acquisition of specialty insurance operations and other strategic investments.

                                  THE OFFERING

Common Stock offered by HCC.........     6,000,000 shares

Common Stock to be outstanding after
this offering(1)....................     56,463,994 shares

Use of proceeds.....................     We intend to use the net proceeds from
                                         this offering to repay a portion of our
                                         bank loan and for other general
                                         corporate purposes.

New York Stock Exchange Symbol......     HCC
---------------

(1) Based on 50,463,994 shares of Common Stock issued and outstanding as of February 12, 2001. If the underwriters exercise the option we granted to them in this offering to purchase 900,000 additional shares of our Common Stock to cover over-allotments, then the total number of shares to be outstanding after the offering will be 57,363,994 shares. The number of shares outstanding excludes unexercised options that we have granted or may grant under our stock option plans. As of February 12, 2001, 5,614,999 unexercised options granted under our stock option plans were outstanding at a weighted average exercise price of $15.83 per share.

                             SUMMARY FINANCIAL DATA
            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

The summary consolidated financial data for the years ended December 31 set forth below has been derived from the Company's audited Consolidated Financial Statements. The summary consolidated financial data as and for the nine months ended September 30, 2000 and 1999 are unaudited, but in the opinion of management include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations of the Company for such periods. The operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results of operations of the Company for the full year 2000 or any future periods. All information contained herein should be read in conjunction with the Consolidated Financial Statements, the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

                                            FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30,(1)            FOR THE YEARS ENDED DECEMBER 31,(1)
                                          -----------------------   ----------------------------------------------------
                                            2000          1999        1999       1998       1997       1996       1995
                                          ---------     ---------   --------   --------   --------   --------   --------
STATEMENT OF EARNINGS DATA:
REVENUE
Net earned premium......................  $201,289      $ 99,576    $141,362   $143,100   $162,571   $170,068   $158,632
Management fees.........................    77,396        69,717      90,713     74,045     51,039     28,651     25,373
Commission income.......................    31,749        44,742      54,552     38,441     24,209     21,477     21,053
Net investment income...................    28,538        22,866      30,933     29,335     27,587     23,593     21,757
Net realized investment gain (loss).....    (3,825)         (266)     (4,164)       845       (328)     8,341      1,636
Other operating income..................    22,712        20,928      28,475     22,268     15,239     18,656     10,371
                                          --------      --------    --------   --------   --------   --------   --------
        Total revenue...................   357,859       257,563     341,871    308,034    280,317    270,786    238,822
EXPENSE
Loss and loss adjustment expense........   149,534        77,756     109,650     91,302     96,514    114,464    105,374
Operating expense
  Policy acquisition costs, net.........    21,673         3,490       8,177     10,978     13,580      8,218     10,634
  Compensation expense..................    61,524        56,818      77,488     56,077     51,458     42,102     48,162
  Provision for reinsurance(2)..........        --        29,500      43,462         --         --         --         --
  Restructuring expense.................      (789)           --       5,489         --         --         --         --
  Other operating expense...............    39,935        36,212      47,247     36,063     31,628     26,382     26,540
  Merger expense........................        --            --          --        107      8,069     26,160         --
                                          --------      --------    --------   --------   --------   --------   --------
        Total operating expense.........   122,343       126,020     181,863    103,225    104,735    102,862     85,336
Interest expense........................    15,592         9,217      12,964      6,021      6,004      4,993      6,471
                                          --------      --------    --------   --------   --------   --------   --------
        Total expense...................   287,469       212,993     304,477    200,548    207,253    222,319    197,181
                                          --------      --------    --------   --------   --------   --------   --------
Earnings before income tax provision....    70,390        44,570      37,394    107,486     73,064     48,467     41,641
Income tax provision....................    28,350        14,456      12,271     35,208     23,305      9,885      9,896
                                          --------      --------    --------   --------   --------   --------   --------
        Net earnings....................  $ 42,040      $ 30,114    $ 25,123   $ 72,278   $ 49,759   $ 38,582   $ 31,745
                                          ========      ========    ========   ========   ========   ========   ========
BASIC EARNINGS PER SHARE DATA:
Earnings per share(3)...................  $   0.85      $   0.62    $   0.51   $   1.51   $   1.06   $   0.86   $   0.75
                                          ========      ========    ========   ========   ========   ========   ========
Weighted average shares
  outstanding(3)........................    49,558        48,950      49,061     47,920     46,995     44,795     42,577
                                          ========      ========    ========   ========   ========   ========   ========
DILUTED EARNINGS PER SHARE DATA:
Earnings per share(3)...................  $   0.84      $   0.60    $   0.51   $   1.48   $   1.03   $   0.84   $   0.74
                                          ========      ========    ========   ========   ========   ========   ========
Weighted average shares
  outstanding(3)........................    50,248        49,794      49,649     48,936     48,209     46,043     43,113
                                          ========      ========    ========   ========   ========   ========   ========
CASH DIVIDENDS DECLARED, PER SHARE(3)...  $   0.16      $   0.15    $   0.20   $   0.16   $   0.12   $   0.06         --
                                          ========      ========    ========   ========   ========   ========   ========

                                            FOR THE NINE MONTHS
                                          ENDED SEPTEMBER 30,(1)            FOR THE YEARS ENDED DECEMBER 31,(1)
                                          -----------------------   ----------------------------------------------------
                                            2000          1999        1999       1998       1997       1996       1995
                                          ---------     ---------   --------   --------   --------   --------   --------
STATUTORY OPERATING DATA AND RATIOS(4)
Gross written premium...................  $713,482      $429,935    $576,184   $500,962   $346,094   $340,367   $338,753
Net written premium.....................   215,208       106,868     150,261    123,315    143,068    189,022    184,028
Policyholders' surplus..................   314,815       326,870     315,474    369,401    331,922    288,863    251,125
Gross written premium to policyholders'
  surplus(5)............................     302.2%        175.4%      182.6%     135.6%     104.3%     117.8%     134.9%
Net written premium to policyholders'
  surplus(5)............................      91.2          43.6        47.6       33.4       43.1       65.4       73.3
Loss ratio..............................      72.3          82.3       107.1       67.2       61.6       64.4       66.4
Expense ratio...........................      27.7          20.9        22.8       15.7       17.2       19.2       18.1
                                          --------      --------    --------   --------   --------   --------   --------
Combined ratio..........................     100.0%        103.2%      129.9%      82.9%      78.8%      83.6%      84.5%
                                          ========      ========    ========   ========   ========   ========   ========
Combined ratio excluding the effects of
  the provision for reinsurance in
  1999(2)...............................                               104.1%
                                                                    ========
Industry average combined ratio.........         *             *       107.8%     105.6%     101.6%     105.8%     106.4%

                                          SEPTEMBER 30, 2000
                                       ------------------------                        DECEMBER 31,(1)
                                                        AS        ----------------------------------------------------------
                                         ACTUAL     ADJUSTED(7)      1999         1998         1997        1996       1995
                                       ----------   -----------   ----------   ----------   ----------   --------   --------
BALANCE SHEET DATA:
Total investments....................  $  666,743   $  667,855    $  581,322   $  525,646   $  518,772   $468,725   $454,831
Premium, claims and other
  receivables........................     661,792      661,792       622,087      382,630      252,618    168,300    155,164
Reinsurance recoverables.............     758,653      758,653       736,485      372,672      176,965    132,328    117,700
Ceded unearned premium...............     121,083      121,083       133,657      149,568       84,610     71,758     78,460
Total assets.........................   2,770,876    2,771,988     2,664,724    1,709,069    1,198,132    965,793    896,476
Loss and loss adjustment expenses
  payable............................     895,324      895,324       871,104      460,511      275,008    229,049    200,756
Unearned premium.....................     189,204      189,204       188,524      201,050      152,094    156,268    151,976
Total debt...........................     229,171       89,171       242,546      121,600       80,750     72,917     71,628
Shareholders' equity.................     503,123      644,235       457,428      439,863      365,601    296,524    255,484
Net tangible book value per
  share(3)(6)                                4.64         6.66          3.93         7.29         6.93       6.20       5.39
Book value per share(3)(6)...........  $    10.08   $    11.52    $     9.29   $     9.12   $     7.66   $   6.49   $   5.70

---------------

 *  not available

(1) Certain amounts in the 1999, 1998, 1997, 1996 and 1995 summary financial and operating data have been reclassified to conform to the 2000 presentation. Such reclassifications had no effect on our net earnings, shareholders' equity or cash flows.

(2) During 1999, we recorded a $29.5 million provision for reinsurance recoverables in the second quarter relating to one of our reinsurers that was subsequently placed into liquidation and a $14.0 million provision in the fourth quarter related to the commutation of all liabilities with another reinsurer.

(3) These amounts have been adjusted to reflect the effects of the five-for-two stock split payable as a 150% stock dividend to shareholders of record on April 30, 1996.

(4) Ratios based on statutory accounting principles, or SAP, data are not intended to be a substitute for results of operations on the basis of generally accepted accounting principles, or GAAP. The differences between SAP and GAAP are described in Note (15) of our annual consolidated financial statements. Including this information on a SAP basis is useful to allow a comparison of our operating results with those of other companies in the insurance industry. The source of the industry average is A.M. Best Company. A.M. Best reports on insurer performance on a SAP basis to provide for more standardized comparisons among individual companies, as well as to track overall industry performance.

(5) Nine month ratios have been annualized to be comparable.

(6) Book value per share is calculated by dividing shares outstanding plus contractually issuable shares into total shareholders' equity. Net tangible book value per share uses total shareholders' equity less goodwill as the numerator.

(7) Adjusted to give effect to the issuance of 6,000,000 shares of Common Stock offered by HCC at an assumed public offering price of $24.80 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

Investing in our Common Stock will provide you with an ownership interest in our Company. As an investor, you will be subject to risks inherent in our businesses. The performance of your investment in our Company will reflect the performance of our business relative to, among other things, general economic and industry conditions, market conditions and competition. The value of your investment may increase, or it may decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before deciding to make any investment in our Company. See "Risk Factors" in the accompanying prospectus for a discussion of certain other factors relating to our business and investment in our Common Stock.

OUR COMMON STOCK PRICE CONSTANTLY CHANGES.

A public market for our Common Stock has existed since 1992. Our Common Stock is now traded on the New York Stock Exchange under the ticker symbol "HCC." The price of our Common Stock on that trading market constantly changes. We expect that the market price of our Common Stock will continue to change. For instance, since January 1, 2000, our stock has traded from a low of $10.94 to a high of $27.19 per share. The fluctuation in our Common Stock price is caused by a number of factors, some of which are beyond our control, including:

     - additions or departures of key personnel;

     - announcements by us of significant contracts, acquisitions, or capital commitments;

     - changes in financial estimates by securities analysts;

     - changes in market valuations of property and casualty insurance companies;

     - quarterly variations in operating results;

     - sales of Common Stock; and

     - the acquisition or loss of major customers.

In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies, particularly property and casualty insurance companies. These broad market fluctuations have also adversely affected, and may continue to adversely affect, the market price of our Common Stock.

FUTURE SALES OF OUR COMMON STOCK MAY ADVERSELY AFFECT OUR COMMON STOCK PRICE.

We believe that substantially all of the shares of Common Stock that will be outstanding after this offering and shares of Common Stock issued in the future upon the exercise of outstanding options will be freely tradable under the federal securities laws following this offering, subject to certain limitations. These limitations include vesting provisions in option agreements, restrictions in lock-up agreements with certain shareholders, and volume and manner-of-sale restrictions under Rule 144. The future sale of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our Common Stock.

                                USE OF PROCEEDS

The net proceeds to us from the sale of 6,000,000 shares of Common Stock in this offering at an assumed public offering price of $24.80 per share are estimated to be approximately $141.1 million (approximately $162.4 million if the underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $140.0 million of the net proceeds from this offering to repay a portion of our bank loan and will utilize the remainder of the net proceeds for other general corporate purposes. The bank loan to be repaid bears interest at agreed upon rates and matures on December 18, 2004. As of December 31, 2000, the total amount of debt outstanding under our bank loan was $207.5 million and the weighted average interest rate was 8.18%. This bank loan is collateralized by the stock of Houston Casualty and Avemco Insurance Company and by the stock of, and guaranties entered into by, our principal underwriting agencies and intermediaries.

                                 CAPITALIZATION

The following table sets forth our capitalization (dollars in thousands) as of September 30, 2000 (1) on an actual basis and (2) on an as-adjusted basis to give effect to our sale and issuance of 6,000,000 shares of Common Stock offered by this prospectus supplement at an assumed offering price of $24.80 per share, after deducting the combined underwriting discounts and commissions and estimated offering expenses and fees totaling approximately $7.7 million. The table shown below should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus supplement and the accompanying prospectus.

                                                              SEPTEMBER 30, 2000
                                                              -------------------
                                                                            AS
                                                               ACTUAL    ADJUSTED
                                                              --------   --------
Bank loan...................................................  $224,700   $ 84,700
Other debt..................................................     4,471      4,471
                                                              --------   --------
          Total debt........................................   229,171     89,171
Shareholders' equity
  Common Stock, $1.00 par value, 250,000,000 shares
     authorized; 49,634,790 shares issued and outstanding
     (55,634,790 shares as adjusted)(1).....................    49,635     55,635
  Additional paid-in capital................................   185,025    320,137
  Retained earnings.........................................   269,054    269,054
  Accumulated other comprehensive income (loss).............      (591)      (591)
                                                              --------   --------
          Total shareholders' equity........................   503,123    644,235
                                                              --------   --------
          Total capitalization..............................  $732,294   $733,406
                                                              ========   ========

---------------

(1) Excluding 6,930,764 shares of Common Stock reserved for issuance upon the exercise of options, of which options to purchase 5,990,024 shares have been granted, including currently exercisable options to purchase 2,833,479 shares.

                               MARKET INFORMATION

PRICE RANGE OF COMMON STOCK

Our Common Stock trades on the New York Stock Exchange under the ticker symbol "HCC".

The intra-day high and low sales prices for quarterly periods during the period January 1, 1999 through February 12, 2001, as reported by the New York Stock Exchange were as follows:

                                        2001                            2000                            1999
                               ----------------------          ----------------------          ----------------------
                                HIGH            LOW             HIGH            LOW             HIGH            LOW
                               ------          ------          ------          ------          ------          ------
First quarter................  $26.88          $20.50          $15.00          $11.50          $21.44          $16.00
Second quarter...............                                   19.69           10.94           22.69           17.94
Third quarter................                                   22.94           18.69           25.13           13.88
Fourth quarter...............                                   27.19           17.63           16.69            8.00

On February 12, 2001, the last reported sales price of our Common Stock as reported by the New York Stock Exchange was $24.80.

SHAREHOLDERS

We have one class of authorized capital stock: 250,000,000 shares of Common Stock, par value $1.00 per share. As of February 12, 2001, there were 50,463,994 shares of issued and outstanding Common Stock held by 1,039 shareholders of record; however, we believe there are in excess of 15,000 beneficial owners.

DIVIDEND POLICY

Beginning in June, 1996, we announced a planned quarterly program of paying cash dividends to shareholders. We paid a cash dividend of $0.02 per share in July 1996 and in each succeeding quarter through the first quarter of 1997. We have increased the quarterly cash dividend in each year and beginning in October 2000, our quarterly dividend was $0.06 per share. Our Board of Directors may review our dividend policy from time to time, and any determination with respect to future dividends will be made in light of regulatory and other conditions at that time, including our earnings, financial condition, capital requirements, loan covenants, and other related factors. Under the terms of our bank loan, we are prohibited from paying dividends in excess of an agreed upon maximum amount in any fiscal year. That limitation should not affect our ability to pay dividends in a manner consistent with our past practice and current expectations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Much of the information appearing below has been extracted from "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, and should be read in conjunction with the complete information contained in those reports.

OVERVIEW

We primarily receive our revenue from earned premium and investment income derived from our insurance company operations, from management fees generated by our underwriting agency operations, from commission income produced by our intermediary operations and from other operating income. Our core underwriting activities involve providing accident and health reinsurance and aviation, marine and offshore energy, medical stop-loss, property and workers' compensation insurance, each of which is marketed either directly to customers or through a network of independent or affiliated agents and brokers.

During the past several years, we have substantially increased our shareholders' equity through the issuance of equity securities and through our retained earnings, thereby enabling us to increase the underwriting capacity of our insurance companies. With this additional equity, we increased underwriting activity across many of our core lines of business, emphasizing lines of business and individual opportunities with the most favorable underwriting characteristics at a particular point in the insurance cycle. As an insurer, we also purchase reinsurance for each of our lines of business. We purchase different types of reinsurance in amounts we consider appropriate for each of our lines of business based upon market conditions and the level of risk we decide to retain.

During 1999 and 2000, our underwriting agencies underwrote aviation, medical stop-loss, occupational accident and workers' compensation insurance and a variety of accident and health related insurance and reinsurance products on behalf of our insurance companies and other insurance companies. Our underwriting agency activities are fee-based and are non-risk bearing.

Effective January 1, 2001, in conjunction with the expansion of underwriting activities by our insurance companies and in an effort to streamline certain of our operations, we consolidated the operations of certain of our agency operations with those of certain of our insurance companies. We have consolidated the operations of our domestic general aviation underwriting agency, HCC Aviation, and our occupational accident and workers' compensation underwriting agency, HCC Employer Services, with those of our licensed property and casualty insurance company subsidiary, U.S. Specialty Insurance Company, and the operations of our London-based accident and health reinsurance underwriting agency subsidiary, LDG Re (London), with those of the London branch of our largest property and casualty insurance company, Houston Casualty Company. We expect that these consolidations will result in a reduction in our management fee revenues and the net earnings of our underwriting agencies, but that any such reduction will be more than offset over time by increases in the net earnings of our insurance companies. The cost of this restructuring is estimated not to exceed $2.0 million (after tax) and will be taken in the fourth quarter of 2000. As market conditions warrant, we anticipate reviewing our other agency operations to determine if similar consolidation activities will provide greater operating efficiencies.

Our intermediaries are fee based and non-risk bearing and place insurance and reinsurance for our insurance companies and underwriting agencies, and for other insurance companies and risk taking entities, as well as insurance on behalf of medium and large size corporate clients.

We produce other operating income through our insurance services operations, which support our own operations as well as provide services for other clients. Additionally, other operating income includes amounts from strategic operational investments, usually in businesses that complement our operations, and gains and losses from their disposition.

From 1996 through 2000, in response to adverse market conditions, we focused our acquisition activities on expanding our underwriting agency and intermediary operations for three principal reasons:

     - to increase the management fees and commission income components of our total revenue, which we believed were a more predictable and stable source of revenue than the potential underwriting gain from insurance company operations during periods of overly competitive pricing;

     - to insulate our Company from a decline in our revenue growth rate as insurance premium rates became more competitive in our specialty lines of business and we became more selective in our underwriting, resulting in reduced earned premium; and

     - to provide a future source of premium revenue to our insurance companies and greater control of premium distribution channels.

In 1999, due to a hardening of the respective markets, rates in the general aviation and medical stop-loss lines of business increased. Such market conditions continued to improve in 2000 and we anticipate continued improvement in 2001. In response to these changing market conditions, we plan to continue to expand our underwriting activities in our insurance companies.

During December 1999, we acquired all of the outstanding shares of The Centris Group, Inc. in a transaction accounted for using the purchase method of accounting. Therefore, the results of operations and cash flows of Centris are included in the condensed consolidated statements of earnings and cash flows for the nine months ended September 30, 2000, but are not included in the condensed consolidated statement of earnings and cash flows for the twelve months ended December 31, 1999 and earlier periods.

Centris was the parent corporation of a group of insurance companies and underwriting agencies principally operating in the medical stop-loss line of business. Centris' primary insurance company subsidiary was the entity now known as HCC Life Insurance Company. Following the acquisition, HCC Life's operations were relocated to Houston, and it became a subsidiary of Houston Casualty. Centris' medical stop-loss underwriting agency operations have been combined with HCC Benefits' operations. Since the date of the acquisition, the premium rates for medical stop-loss have increased and the loss ratio, which is currently estimated to be 89% for the 1999 business underwritten by Centris prior to the acquisition, has improved to an estimated 68% for the 2000 business underwritten by the combined operations.

In connection with the acquisition of Centris, we took steps to integrate Centris' operations with our own which resulted in a restructuring charge accrual at the date of acquisition. Any additional accrual for settling unresolved contingencies or for the integration of operations will be recorded as an adjustment to the purchase price allocation within the allowable purchase price allocation period.

From 1992 through 1999, our employee count had grown from less than 100 to more than 1,000. In the fourth quarter of 1999, we determined, based upon a review of our operations, that our operating efficiency and profitability could be enhanced principally by reducing the employee count in certain operations. We therefore implemented a restructuring plan which resulted in the termination of 92 of our employees during 1999. We estimate that, as a result of these terminations, our costs, consisting primarily of compensation expense, will be reduced between $10.0 million and $12.0 million per year.

RESULTS OF OPERATIONS

This table shows certain premium revenue information for the periods indicated (dollars in thousands):

                                        FOR THE NINE MONTHS
                                        ENDED SEPTEMBER 30,    FOR THE YEARS ENDED DECEMBER 31,
                                       ---------------------   ---------------------------------
                                         2000        1999        1999        1998        1997
                                       ---------   ---------   ---------   ---------   ---------
Direct...............................  $ 478,210   $ 213,556   $ 291,513   $ 228,629   $ 177,728
Reinsurance assumed..................    235,272     208,527     276,818     269,647     168,671
                                       ---------   ---------   ---------   ---------   ---------
  Gross written premium..............    713,482     422,083     568,331     498,276     346,399
Reinsurance ceded....................   (498,728)   (323,067)   (428,407)   (376,393)   (203,546)
                                       ---------   ---------   ---------   ---------   ---------
  Net written premium................    214,754      99,016     139,924     121,883     142,853
Change in net unearned premium.......    (13,465)        560       1,438      21,217      19,718
                                       ---------   ---------   ---------   ---------   ---------
  Net earned premium.................  $ 201,289   $  99,576   $ 141,362   $ 143,100   $ 162,571
                                       =========   =========   =========   =========   =========

The following table shows the relationships of certain income statement items as a percentage of total revenue for the periods indicated:

                                                 FOR THE NINE
                                                    MONTHS
                                                     ENDED        FOR THE YEARS ENDED
                                                 SEPTEMBER 30,       DECEMBER 31,
                                                 -------------   ---------------------
                                                 2000    1999    1999    1998    1997
                                                 -----   -----   -----   -----   -----
Net earned premium.............................   56.3%   38.6%   41.4%   46.5%   58.0%
Management fees................................   21.6    27.1    26.5    24.0    18.2
Commission income..............................    8.9    17.4    16.0    12.5     8.7
Net investment income..........................    8.0     8.9     9.0     9.5     9.8
Net realized investment gain (loss)............   (1.1)   (0.1)   (1.2)    0.3    (0.1)
Other operating income.........................    6.3     8.1     8.3     7.2     5.4
                                                 -----   -----   -----   -----   -----
  Total revenue................................  100.0   100.0   100.0   100.0   100.0
Loss and loss adjustment expenses..............   41.8    30.2    32.1    29.6    34.4
Net operating expense*.........................   34.2    48.9    53.2    33.5    37.4
Interest expense...............................    4.4     3.6     3.8     2.0     2.1
                                                 -----   -----   -----   -----   -----
  Earnings before income tax provision.........   19.6    17.3    10.9    34.9    26.1
Income tax provision...........................    7.9     5.6     3.6    11.4     8.3
                                                 -----   -----   -----   -----   -----
  Net earnings.................................   11.7%   11.7%    7.3%   23.5%   17.8%
                                                 =====   =====   =====   =====   =====

---------------

 * Includes restructuring expense, provision for reinsurance and merger expense.

  NINE MONTHS ENDED SEPTEMBER 30, 2000 VERSUS NINE MONTHS ENDED SEPTEMBER 30,
  1999

Our total revenue increased 39% to $357.9 million for the first nine months of 2000 from $257.6 million for the same period in 1999. This revenue increase resulted from the acquisition of Centris, the increased retention of premium underwritten by our insurance companies, particularly in the medical stop-loss line of business, and increased investment income. We expect the upward trend in revenue to continue.

Our net investment income increased 25% to $28.5 million for the first nine months of 2000 from $22.9 million for the same period in 1999. This increase was due to a higher level of invested assets and an increase in interest rates. The higher level of invested assets was due to greater retentions of premium underwritten by our insurance companies and the investment of cash received from our commutation (the contractual settlement of outstanding and future liabilities) with a reinsurer during the first quarter of 2000. We provided for this commutation in the fourth quarter of 1999 in an amount equal to approximately $14.0 million. The subsidiaries involved in the commutation received cash and other assets totaling $56.5 million.

In 2000, we engaged General Re New England Asset Management, a subsidiary of Berkshire Hathaway, Inc. and a nationally prominent investment advisor, and undertook an in-depth review and restructuring of our investment portfolio. As a part of this restructuring, we have shortened our investment portfolio's duration but have not significantly changed the average credit rating. We realized a $3.8 million loss on the sales or write down of securities in the first nine months of 2000, principally as a result of this restructuring. We expect net investment income to continue to increase.

Our compensation expense increased $4.7 million during the first nine months of 2000 from the same period in 1999. This increase reflects a normal progressional increase due to business growth plus the increase due to the Centris acquisition, offset by the savings resulting from the 1999 fourth quarter restructuring. Other operating expenses increased $2.9 million during the same period for similar reasons.

Our interest expense was $15.6 million for the first nine months of 2000 compared to $9.2 million for the same period in 1999. This increase is a result of higher interest rates and increased debt outstanding, principally as a result of funding for acquisitions.

Our income tax expense was $28.4 million for the first nine months of 2000 compared to $14.5 million for the same period in 1999. Our effective tax rate was 40% in the 2000 period compared to 32% in 1999. Most of the increase in the effective tax rate was due to non-deductible goodwill amortization relating to the Centris acquisition and increased underwriting agency income which is subject to state income taxes.

We recorded a provision for reinsurance recoverables in the amount of $29.5 million during the first nine months of 1999 relating to one of our reinsurers that was subsequently placed into liquidation. We believe that the provision should be sufficient to absorb the losses resulting from this insolvency.

Our net earnings for the first nine months of 2000 increased 40% to $42.0 million or $0.84 per diluted share from $30.1 million or $0.60 per diluted share for the same period in 1999. These increases result from improved underwriting results, an increase in investment income and the effect of the provision for reinsurance recorded during 1999.

Our book value per share was $10.08 as of September 30, 2000, up from $9.29 as of December 31, 1999.

SEGMENTS

  INSURANCE COMPANIES

Gross written premium generated by our insurance companies increased 69% to $713.5 million for the first nine months of 2000, from $422.1 million for the same period in 1999 due to new business, rate increases, increased participation by our insurance companies in the business underwritten by our underwriting agencies and the acquisition of Centris. Net written premium generated by our insurance companies for the first nine months of 2000 increased 117% to $214.8 million from $99.0 million for the same period in 1999, as our insurance companies have increased retentions on many of their lines of business as underwriting results begin to improve. Net earned premium increased 102% to $201.3 million for the same reasons. We expect premium increases to continue.

Loss and loss adjustment expense incurred by our insurance companies increased to $149.5 million for the first nine months of 2000 from $77.8 million for the same period in 1999. The increase in net loss and loss adjustment expense is due to the higher level of net retained premium. The GAAP net loss ratio decreased to 74.3% for the first nine months of 2000 from 78.1% for the same period in 1999. The GAAP gross loss ratio was 76.1% for the first nine months of 2000 compared to 120.8% for the same period in 1999. The general improvement in our loss ratios represents the effects of increased premium rates in certain lines of business, reduced writings in other unprofitable lines of business and a general improvement in market conditions, particularly in the domestic aviation and medical stop-loss lines of business. The statutory net combined ratio of our insurance companies was 100.0% for the first nine months of 2000 compared to 103.2% for the same period in 1999.

Policy acquisition costs, which are net of commissions on ceded reinsurance, increased to $21.7 million during the first nine months of 2000 from $3.5 million for the same period in 1999. This increase in costs results from higher retained premium and the resulting reduced ceding commissions.

Net earnings of our insurance companies increased to $15.3 million in the first nine months of 2000 from a loss of $2.7 million for the same period in 1999, primarily as a result of improved underwriting results, the effect of the provision for reinsurance recorded in 1999 and the increase in investment income.

  UNDERWRITING AGENCIES

Premiums underwritten by our underwriting agencies increased 30% to $829.8 million for the first nine months of 2000 from $637.7 million for the same period in 1999. Management fees generated by our underwriting agencies increased 11% to $77.4 million for the first nine months of 2000, compared to $69.7 million for the same period in 1999. These increases resulted primarily from the increased premium volume in the medical stop-loss line of business, which was due to rate increases and the Centris acquisition. The increase in management fees was disproportionate to the increase in written premium primarily due to increased retentions by our insurance companies. Net earnings of our underwriting agencies increased 35% to $18.7 million in the first nine months of 2000 from $13.8 million in 1999 due to increased revenue and higher pretax margins primarily as a result of the successful integration of the Centris acquisition.

  INTERMEDIARIES

Commission income decreased to $31.7 million in the first nine months of 2000 from $44.7 million for the same period in 1999. Net earnings of our intermediary subsidiaries decreased to $7.1 million in the first nine months of 2000 from $13.8 million for the same period in 1999. These decreases were due to a significant reduction in the amount of ceded reinsurance placed on behalf of our insurance companies as a result of their planned increase in retentions.

  OTHER OPERATIONS

Other operating revenue increased to $22.7 million during the first nine months of 2000 from $20.9 million for the same period in 1999. Net earnings of our other operations decreased to $5.1 million in 2000 from $6.3 million in 1999. Period to period comparisons will vary substantially depending on income from subsidiary investments, or dispositions thereof, in any given period.

RESTRUCTURING

As of December 31, 1999, we accrued a restructuring liability of $4.0 million related to our ongoing operations. As of September 30, 2000, all restructuring costs had been paid or adjusted with the exception of a remaining liability of $184,000.

During 2000, in connection with our restructuring, we determined that one of the leased offices scheduled to be closed would be retained. Therefore, we reversed $789,000 (included as a credit in other operating expenses in the condensed consolidated financial statements) of the restructuring expense recorded during the fourth quarter of 1999, of which $514,000 was the reversal of the accrual for future lease payments and $275,000 was the reversal of the write-off of certain assets.

  YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

Our revenue increased 11% to $341.9 million in 1999, from $308.0 million in 1998. The revenue increase was principally a result of increases in non-risk bearing management fees and commission income. This growth is from new business and acquisitions.

Our net investment income increased 5% to $30.9 million in 1999 from $29.3 million in 1998, reflecting a slightly higher level of investment assets and increased interest rates earned on short-term investments.

Our net realized investment losses from sales or write-downs of equity securities were $3.9 million in 1999, compared to losses of $166,000 in 1998. In 1999, we recognized a $4.3 million realized loss from the write-down of one equity investment to its estimated fair market value based upon market quotations and a sale expectation. Our net realized investment losses from the disposition of fixed income securities were $164,000 in 1999, compared to gains of $1.0 million in 1998. The losses in 1999 resulted from the sale of bonds in connection with the funding of the Centris acquisition.

Our compensation expense increased to $77.5 million in 1999, from $56.1 million in 1998. This increase reflects a normal progressional increase due to business growth as well as the effect of acquisitions. Other operating expenses increased $11.1 million to $47.2 million during the same period for similar reasons. Our currency conversion gains amounted to $442,000 in 1999, compared to gains of $219,000 in 1998.

Our interest expense was $13.0 million for 1999, an increase of $6.9 million from 1998. The increase is a result of increased debt outstanding as a result of funding for acquisitions.

Our income tax expense was $12.3 million in 1999 compared to $35.2 million in 1998. The decrease was due to the reduction in earnings before income tax. Our effective tax rate for both years was approximately the same.

Our net earnings in 1999 decreased to $25.1 million from $72.3 million in 1998, due to the provision for reinsurance, which equated to $28.3 million after income taxes, or $0.57 per diluted share, the higher net loss ratio and the restructuring expense, which, after income taxes, amounted to $0.07 per diluted share. Diluted earnings per share decreased to $0.51 per share from $1.48 per share during the same period.

Our book value per share was $9.29 as of December 31, 1999, up from $9.12 as of December 31, 1998.

SEGMENTS

  INSURANCE COMPANIES

Gross written premium for our insurance companies increased 14% to $568.3 million in 1999, from $498.3 million in 1998. Our accident and health reinsurance, medical stop-loss and workers' compensation lines of business showed strong growth because our insurance companies continued to participate in more of the business written by our underwriting agencies. This growth was partially offset by reductions in offshore energy and property premium as a result of the continuing extremely soft conditions in these markets. Net written premium for our insurance companies increased 15% in 1999 to $139.9 million from $121.9 million in 1998, as a result of increases in retained aviation and medical stop-loss premium. Net earned premium decreased slightly in 1999 to $141.4 million from $143.1 million in 1998 as changes in earned premium lag behind changes in written premium.

Loss and loss adjustment expense incurred by our insurance companies increased to $109.7 million in 1999, from $91.3 million in 1998, and the GAAP net loss ratio increased to 77.6% in 1999, from 63.8% in 1998. The GAAP gross loss ratio was 116.8% in 1999 compared to 109.2% in 1998. The deterioration is primarily from poor results in the aviation, medical stop-loss and property lines of business. We have taken steps to reduce these gross loss ratios, primarily by increasing premium rates and more selective underwriting. The statutory net combined ratio was 129.9% (104.1% excluding the effects of the provision for reinsurance) in 1999 compared to 82.9% in 1998.

During 1999, we had a net loss and loss adjustment expense deficiency of $4.6 million relating to prior year losses compared to a redundancy of $14.6 million in 1998. During 1999, we had a gross loss and loss adjustment expense deficiency of $90.0 million compared to a deficiency of $33.5 million in 1998. The 1999 gross deficiency results from two principal conditions. The first is the development of large claims on individual policies which were either reported late by, or for which reserves were increased as subsequent information became available from, the unaffiliated insurance companies that are responsible for adjusting the claims. However, because these policies were substantially reinsured, there was no material effect on our net earnings. Secondly, during 1999, in connection with the insolvency of one of our reinsurers and with the commutation of all liabilities of another, we reevaluated all reserves and incurred but not reported reserves related to business placed with these reinsurers to determine the ultimate losses we might conservatively expect. These reserves were then used as the basis for the determination of the provision for reinsurance we recorded in 1999. The deficiencies and redundancies in the net reserves result from our actuaries' continued review of loss reserves and the increase or reduction of those reserves as losses are finally settled and claims exposures are reduced.

In 1999, our insurance companies recorded a $43.5 million provision for reinsurance to reflect an estimated $29.5 million pre-tax loss for the insolvency of a reinsurer and an estimated $14.0 million pre-tax loss, the majority of which represents the discount on ceded reserves related to the commutation we requested of all liabilities with another reinsurer. The commutation was finalized and settled in February 2000. In connection with the commutation, the subsidiaries involved received cash and other assets totaling $56.5 million.

Our insurance companies' policy acquisition costs, which are net of ceding commissions on reinsurance ceded, decreased $2.8 million to $8.2 million in 1999, from $11.0 million in 1998. This decrease reflects a greater amount of gross premium ceded and, therefore, a higher level of ceding commissions.

Net earnings of our insurance companies decreased to a loss of $10.7 million in 1999, from a profit of $33.8 million in 1998, as a result of the provision for reinsurance, the effect of restructuring and the higher net loss ratio.

  UNDERWRITING AGENCIES

Management fees generated by our underwriting agencies increased 23% to $90.7 million in 1999, from $74.0 million in 1998. Premium underwritten on behalf of both our insurance companies and other insurance companies increased to $848.1 million in 1999, an increase of 20% from $706.2 million in 1998. Both increases resulted from acquisitions and internal growth of existing operations. In addition, the underwriting agency segment incurred a $1.9 million, net of income tax, restructuring expense in 1999. In addition to its impact on the agency segment, growth in underwriting agency premium has a positive impact on both the insurance company segment and the intermediary segment.

Net earnings of our underwriting agencies decreased to $17.2 million in 1999, from $19.4 million in 1998. Acquisitions made during 1998 and 1999 had not yet had a positive impact on net earnings due to licensing and other regulatory requirements, which were still in process.

  INTERMEDIARIES

Commission income generated by our intermediary subsidiaries increased 42% to $54.6 million in 1999, from $38.4 million in 1998, primarily as a result of the January 1, 1999 acquisition of Rattner MacKenzie. Net earnings of the intermediaries decreased to $13.6 million in 1999 from $16.9 million in 1998. The increase in net earnings generated by Rattner MacKenzie was offset by fewer large brokerage transactions in 1999 and other reductions, including a $902,000 (net of income tax) restructuring expense in 1999.

  OTHER OPERATIONS

Our other operating revenue increased 28% to $28.5 million in 1999, from $22.3 million in 1998. There was a general increase in revenue of the service operations, net of the decrease in revenue related to operations disposed of in late 1998. Other operating net earnings increased to $7.6 million in 1999, from $4.8 million in 1998 due principally to the higher earnings of the service operations. Period to period comparisons may vary substantially depending on activity related to the purchase or sale of strategic investments.

RESTRUCTURING

Prior to December 31, 1999, we implemented a plan to eliminate Centris' corporate staff, combine the Centris medical stop-loss operations with those of HCC Benefits and combine certain Centris and HCC Benefits production and underwriting facilities. Under that plan, certain Centris employees were terminated with severance benefits paid in accordance with Centris' employment contracts for executives or the HCC severance plan for Centris employees who did not have employment contracts. These severance obligations were accrued as of December 20, 1999, the date of the Centris acquisition, and were included in the purchase price allocation. These obligations were not included as an expense in HCC's statement of earnings. Additionally, we accrued $848,000 at that date for future lease costs of office space made redundant by the restructuring plan. This table provides a detailed analysis of the accruals:

                                                                                ACCRUED AT
                                               ACCRUED AT                      DECEMBER 31,
                                              PURCHASE DATE   PAID IN 1999         1999
                                              -------------   ------------   ----------------
Contractual executive severance accruals....   $6,744,000       $878,000        $5,866,000
Other severance accruals....................      397,000             --           397,000
Lease obligation accruals...................      848,000             --           848,000
                                               ----------       --------        ----------
          Total.............................   $7,989,000       $878,000        $7,111,000
                                               ==========       ========        ==========

A significant portion of the severance accruals were paid prior to April 30, 2000.

We also recorded a restructuring charge and associated expenses of $5.5 million during the fourth quarter of 1999. Since our initial public offering in 1992, we have completed more than 15 acquisitions for a total value exceeding $750.0 million. During that time, our employee count grew from less than 100 to more than 1,000. We believe operational inefficiencies developed in our organization as a result of this rapid growth. In the fourth quarter of 1999, we reviewed our operations and determined that they could be made more efficient, principally by reducing the employee count in certain operations. We believe that this restructuring will strengthen our corporate and management structure and enhance future earnings by improving operating efficiency and therefore profitability. The principal savings under the restructuring related to compensation expense. The restructuring savings are estimated to be approximately $10.0 million to $12.0 million in 2000 and each year thereafter. The employee terminations that generated the compensation savings took place in the fourth quarter of 1999.

A total of 92 employees were terminated in the fourth quarter of 1999 as a result our restructuring, which affected all segments. We accrued severance payments for 27 of these terminated employees at December 31, 1999, substantially all of which were paid in January, 2000. The restructuring charge also includes accruals of $911,000 related to future lease costs of office space made redundant as a result of the restructuring plan and a write down of $647,000 principally of leasehold improvements and other assets related to the redundant space. This table provides a detailed analysis of the charge:

                                                                ACCRUED AT
                                                      PAID     DECEMBER 31,    EXPENSED
                                                    IN 1999        1999        IN 1999
                                                    --------   ------------   ----------
Severance.........................................  $691,000    $3,115,000    $3,806,000
Other.............................................   125,000       911,000     1,036,000
                                                    --------    ----------    ----------
                                                    $816,000    $4,026,000     4,842,000
                                                    ========    ==========
Write down of assets..............................                               647,000
                                                                              ----------
          Total restructuring expense.............                            $5,489,000
                                                                              ==========

LIQUIDITY AND CAPITAL RESOURCES

We receive substantial cash from premiums, reinsurance recoverables, and management fee and commission income and, to a lesser extent, investment income, and proceeds from sales and redemptions of investments and other assets. Our principal cash outflows are for the payment of claims and loss adjustment expenses, payment of premiums to reinsurers, purchase of investments, debt service, and repayment policy acquisition costs, operating expenses, income and other taxes and dividends. Quarter-to-quarter variations in operating cash flows can occur due to timing differences in either the payment of claims and the collection of related recoverables or the collection of receivables and the payment of related payable amounts. We limit our liquidity exposure by holding funds, letters of credit and other security such that net balances due to us are less than the gross balances shown in the condensed consolidated balance sheet.

We maintain a substantial level of cash and liquid short-term investments which are used to meet anticipated payment obligations. Our consolidated cash and investment portfolio increased $67.2 million, or 11% since December 31, 1999, and totaled $675.4 million as of September 30, 2000, of which $275.5 million was cash and short-term investments. The increase in investments resulted primarily from the collection of a commutation receivable. Total assets increased slightly to $2.8 billion as of September 30, 2000.

As of September 30, 2000, several of our subsidiaries maintained revolving lines of credit with a bank in the combined maximum amount of $40.0 million available through December 31, 2000. Advances under the lines of credit are primarily used to fund draws, if any, on letters of credit issued by the bank on behalf of the subsidiaries. The lines of credit are collateralized by securities having an aggregate market value of up to $50.0 million, the actual amount of collateral at any one time being 125% of the aggregate amount outstanding. Interest on the lines is payable at the bank's prime rate of interest (9.50% at September 30, 2000). At September 30, 2000, letters of credit totaling $15.0 million had been issued to insurance companies by the bank on behalf of the subsidiaries, with total securities collateralizing the line totaling $18.8 million. We expect these lines of credit to be renewed on comparable terms.

On December 17, 1999, we entered into a $300.0 million Revolving Loan Facility with a group of banks. Outstanding advances under the bank loan bear interest at agreed upon rates. We can borrow up to $300.0 million under the bank loan on a revolving basis until it expires on December 18, 2004. The bank loan is collateralized in part by the pledge of the stock of Houston Casualty and Avemco and by the stock of and guarantees entered into by our principal underwriting agency and intermediary subsidiaries. The bank loan agreement contains certain restrictive covenants, including minimum net worth requirements for us and certain of our subsidiaries, restrictions on certain extraordinary corporate actions, notice requirements for certain material occurrences, and required maintenance of specified financial ratios. We believe that the restrictive covenants and our obligations that are contained in the bank loan agreement are typical for financing arrangements comparable to our bank loan. The initial funding available under the bank loan was used, among other things, to refinance existing debt including all debt under our March, 1999 $150.0 million Revolving Credit Facility and $100.0 million Short-term Revolving Loan Facility, which have been terminated, and to partially fund the Centris acquisition. As of December 31, 2000, total debt outstanding under the bank loan was $207.5 million and the weighted average interest rate was 8.18%. Unrelated to the bank loan, HCC entered into a December, 1999 $80.0 million bridge loan with a bank in connection with the Centris acquisition. The full amount of the bridge loan was repaid prior to December 31, 1999, immediately following the Centris acquisition.

Property and casualty insurance companies domiciled in the State of Texas are limited in the payment of dividends to their shareholders in any 12-month period, without the prior written consent of the Commissioner of Insurance, to the greater of statutory net income or 10% of its statutory policyholders' surplus as of the prior year end. Houston Casualty and U.S. Specialty, both Texas domiciled companies, paid no dividends in 1999 or 2000. During 2001, Houston Casualty and U.S. Specialty's ordinary dividend capacity will be approximately $23.0 million and $10.0 million, respectively.

Under the laws of the State of Maryland, Avemco may only pay dividends out of statutory earned surplus. The maximum amount of dividends that Avemco may pay without prior regulatory approval in any 12-month period is the greater of its statutory net income (under certain conditions) or 10% of its statutory policyholders' surplus as of the prior year end. Avemco paid an extraordinary dividend of $45.0 million during December 1999 and, therefore, any dividends paid by Avemco during 2000 would have required prior regulatory approval. Avemco paid no dividends during 2000. During 2001, Avemco will have an ordinary dividend capacity of approximately $8.0 million.

HCC Life Insurance Company is limited by the laws of the State of Indiana in the amount of dividends it may pay in any 12-month period, without prior regulatory approval, to the greater of its statutory net gain from operations for the prior calendar year or 10% of its statutory capital and surplus as of the prior year end. HCC Life paid no dividends in 2000. During 2001, HCC Life's ordinary dividend capacity will be approximately $6.5 million.

The value of our portfolio of fixed income securities is inversely correlated to changes in market interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to reinvestment risk should interest rates fall or issuers call their securities and we reinvest the proceeds at lower interest rates. We mitigate this risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature at any point in time.

As of September 30, 2000, we had a net deferred tax asset of $17.1 million compared to $18.3 million as of December 31, 1999 and $3.4 million as of December 31, 1998. Due to our history of consistent earnings and expectations for future earnings and to the ability to carry losses back to profitable years for tax purposes, it is more likely than not that we will be able to realize the benefit of our deferred tax asset.

The overall increase in underwriting activity by our insurance companies and the acquisition of Centris in late December, 1999 resulted in increases in gross loss reserves, life and annuity policy benefits, gross unearned premiums and deferred policy acquisition costs since 1997. Related amounts of reinsurance recoverables, ceded life and policy benefits, ceded unearned premium and deferred ceding commissions also increased. We continue to collect our receivables and recoverables generally in the ordinary course of business and we have not incurred and do not expect to incur any significant liquidity difficulties as a result of the substantial growth in gross amounts due. However, since 1999, a number of reinsurers have delayed or suspended the payment of amounts recoverable under reinsurance contracts to which we are a party. Such delays have affected, though not materially to date, the liquidity and investment income of our insurance companies. In addition, a number of reinsurers have claimed they are not liable for payment to us and, in one or more cases, have sought arbitration of these matters. We are currently in negotiations with most of these parties. If such negotiations do not result in a satisfactory resolution of the matters in question, we will seek a judicial or arbitral determination of these matters. We limit our liquidity exposure by holding funds, letters of credit or other security such that net balances due to us are significantly less than the gross balances shown on the consolidated balance sheets.

As of December 31, 1999, each of our domestic insurance companies' total adjusted capital was significantly in excess of the authorized control level risk-based capital level prescribed by the National Association of Insurance Commissioners.

Industry and regulatory guidelines suggest that a property and casualty insurer's annual statutory gross written premium should not exceed 900% of its statutory policyholders' surplus and net written premium should not exceed 300% of its statutory policyholders' surplus. However, industry standards and rating agency criteria place these ratios at 300% and 200%, respectively. In the past, our property and casualty insurance companies have maintained a premium to surplus ratio significantly lower than such guidelines, and generally below industry norms. For the nine months ended September 30, 2000 and the year ended December 31, 1999, our annualized statutory gross written premium to policyholders' surplus was 302.2% and 182.6%, respectively, and our net annualized written premium to policyholders' surplus was 91.2% and 47.6%, respectively. The gross written premium ratio has increased with the acquisition of Centris' book of medical stop-loss business and the increasing use of our insurance companies as the issuing company for business written by our underwriting agencies.

IMPACT OF INFLATION

Our operations, like those of other property and casualty insurers, are susceptible to the effects of inflation, as premiums are established before the ultimate amounts of loss and loss adjustment expense are known. Although we consider the potential effects of inflation when setting premium rates, for competitive reasons, such premiums may not fully offset the effects of inflation. However, because the majority of our business is comprised of lines which have relatively short lead times between the occurrence of an insured event, reporting of the claims to us and the final settlement of the claims, the effects of inflation are minimized.

A significant portion of our revenue is related to healthcare insurance and reinsurance products that are subject to the effects of the underlying inflation of healthcare costs. Such inflation in the costs of healthcare tends to generate increases in premiums for medical stop-loss coverage, resulting in greater revenue, but also higher claim payments. Inflation may have a negative impact on insurance and reinsurance operations by causing higher claim settlements than may originally have been estimated without an immediate increase in premiums to a level necessary to maintain profit margins. We do not specifically provide for inflation when setting underwriting terms and claim reserves, although we do consider trends. We continually review claim reserves to assess their adequacy and make necessary adjustments. Also, the market value of our investments vary depending on economic and market conditions and interest rates. Any significant increase in interest rates could have a material adverse effect on the market value of our investments. In addition, our $300.0 million bank loan interest rate floats with that of the market. Any significant increase in interest rates could have a material adverse effect on earnings.

FOREIGN EXCHANGE RATE FLUCTUATIONS

We underwrite insurance coverages which are denominated in a number of foreign currencies. As a result, we have receivables and payables in foreign currencies and we establish and maintain loss reserves with respect to these policies in their respective currencies. Our net earnings could be impacted by exchange rate fluctuations affecting these balances. Our principal area of exposure is with respect to fluctuations in the exchange rate between the major European currencies and the U.S. Dollar. For the years ended December 31, 1999, 1998 and 1997, our gain (loss) from currency conversion was $442,000, $219,000 and ($884,000), respectively. For the nine months ended September 30, 2000 and 1999, our gain (loss) from currency conversion was ($327,000) and $598,000, respectively.

In the past, we have entered into foreign currency forward contracts on a very limited basis as a hedge against foreign currency fluctuations. Rattner MacKenzie, which we purchased during January, 1999, has a revenue stream in U.S. Dollars but incurs expenses in British Pound Sterling ("GBP"). To mitigate our foreign exchange rate risk, we entered into foreign currency forward contracts expiring at staggered times through June 30, 2001. As of September 30, 2000 and December 31, 1999, we had forward contracts to sell U.S. $7.5 million and U.S. $12.0 million, respectively, for GBP at an average rate of 1.00 GBP equals U.S. $1.55 and U.S. $1.60, respectively. The foreign currency forward contracts are used to convert currency at a known rate in an amount which approximates average monthly expenses. This permits us to limit the foreign currency exchange risk of the recurring monthly expenses. In the future, we may continue to limit our exposure to currency fluctuations through the use of foreign currency forward contracts. We utilize these foreign currency forward contracts strictly as a hedge against existing exposure to foreign currency fluctuations rather than as a form of speculation or trading investment.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" was issued in June, 1998 and became effective for us on January 1, 2001. We utilized derivatives or hedging strategies only infrequently in the past and in immaterial amounts, although we are currently using derivatives and hedging strategies to a greater extent as we expand our foreign operations. We do not expect the adoption of SFAS No. 133 to have a material effect on our financial position, results of operations or cash flows.

During December, 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 entitled "Revenue Recognition in Financial Statements" which became effective for us during the fourth quarter of 2000. We are currently evaluating the SAB and subsequent published interpretations related thereto, in connection with our underwriting agency and intermediary revenue recognition principles. Since this is an evolving area, we have not made a final determination of what changes, if any, in these revenue recognition principles are required by the SAB, but we expect to do so within the time frame required for final implementation.

The NAIC adopted Statements of Statutory Accounting Principles in March, 1998 as a product of its attempt to codify statutory accounting principles. Although subject to adoption by the individual states, an effective date of January 1, 2001 was established for implementation of the statements. Prior to the codification project, a comprehensive guide to statutory accounting principles did not exist. The codification is new and will evolve over time. We are in the process of reviewing the statutory accounting principles as currently published to determine the effect their adoption may have on the statutory policyholders' surplus and statutory net income of our insurance companies.

In addition, the Financial Accounting Standards Board has recently announced that it proposes to change the way to account for certain acquisitions and goodwill. These pronouncements, if finally adopted, could affect the way we account for and structure future acquisitions. Final rules implementing the announced standards are not expected until the end of the second quarter of 2001 and no date has been established for adopting the final standards.

EURO CONVERSION

On January 1, 1999, certain member countries of the European Union irrevocably fixed the conversion rates between their national currencies and a common currency, the "Euro," which became the common legal currency of those countries on that date. The participating countries' former national currencies will continue to serve as legal tender and denominations of the Euro between January 1, 1999 and January 1, 2002. The conversion to the Euro is scheduled to be completed on July 1, 2002, when the national currencies will cease to exist. We do not expect the introduction of the Euro to have a material effect on our business, financial condition or results of operations.

                                  UNDERWRITING

Salomon Smith Barney Inc. is acting as sole bookrunning manager of the offering, and, together with Lehman Brothers Inc., Raymond James & Associates, Inc. and William Blair & Company, L.L.C., is acting as a representative of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the name of that underwriter below.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Salomon Smith Barney Inc. ..................................
Lehman Brothers Inc.........................................
Raymond James & Associates, Inc. ...........................
William Blair & Company, L.L.C..............................
                                                              ---------
          Total.............................................  6,000,000
                                                              =========

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a
concession not to exceed $     per share. The underwriters may allow, and
dealers may re-allow, a concession not to exceed $     per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 900,000 additional shares of Common Stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our Common Stock or any securities convertible into or exchangeable for our Common Stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The Common Stock is listed on the New York Stock Exchange under the symbol
"HCC."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Common Stock.

                                                       PAID BY HCC
                                               ---------------------------
                                               NO EXERCISE   FULL EXERCISE
                                               -----------   -------------
Per share....................................    $              $
Total........................................    $              $

In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of Common Stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Stock. They may also cause the price of the Common Stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $620,000.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters relating to this offering will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                          HCC INSURANCE HOLDINGS, INC.

                         INDEX TO FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

                                                              PAGE NO.
                                                              --------
Condensed Consolidated Balance Sheets as of September 30,
  2000 and December 31, 1999................................    SF-2
Condensed Consolidated Statements of Earnings for the nine
  months ended September 30, 2000 and 1999..................    SF-3
Condensed Consolidated Statements of Changes in
  Shareholders' Equity for the nine months ended September
  30, 2000 and for the year ended December 31, 1999.........    SF-4
Condensed Consolidated Statements of Cash Flows for the nine
  months ended September 30, 2000 and 1999..................    SF-5
Notes to Condensed Consolidated Financial Statements........    SF-6

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                              SEPTEMBER 30,     DECEMBER 31,
                                                                   2000             1999
                                                              --------------   --------------
                                           ASSETS

Investments:
  Fixed income securities, at market (cost: 2000
     $381,943,000; 1999 $343,534,000).......................  $  385,263,000   $  342,641,000
  Marketable equity securities, at market (cost: 2000
     $11,102,000; 1999 $22,493,000).........................       7,848,000       19,970,000
  Short-term investments, at cost, which approximates
     market.................................................     266,865,000      215,694,000
  Other investments, at cost, which approximates fair
     value..................................................       6,767,000        3,017,000
                                                              --------------   --------------
     Total investments......................................     666,743,000      581,322,000
Cash........................................................       8,656,000       26,533,000
Restricted cash and cash investments........................      90,158,000       84,112,000
Premium, claims and other receivables.......................     661,792,000      622,087,000
Reinsurance recoverables....................................     758,653,000      736,485,000
Ceded unearned premium......................................     121,083,000      133,657,000
Ceded life and annuity benefits.............................      87,664,000       95,760,000
Deferred policy acquisition costs...........................      40,300,000       40,450,000
Property and equipment, net.................................      38,488,000       37,804,000
Goodwill....................................................     271,802,000      263,687,000
Other assets................................................      25,537,000       42,827,000
                                                              --------------   --------------
          Total assets......................................  $2,770,876,000   $2,664,724,000
                                                              ==============   ==============

                                         LIABILITIES

Loss and loss adjustment expense payable....................  $  895,324,000   $  871,104,000
Life and annuity policy benefits............................      87,664,000       95,760,000
Reinsurance balances payable................................     106,285,000      113,373,000
Unearned premium............................................     189,204,000      188,524,000
Deferred ceding commissions.................................      31,859,000       39,792,000
Premium and claims payable..................................     686,958,000      598,638,000
Notes payable...............................................     229,171,000      242,546,000
Accounts payable and accrued liabilities....................      41,288,000       57,559,000
                                                              --------------   --------------
          Total liabilities.................................   2,267,753,000    2,207,296,000

                                    SHAREHOLDERS' EQUITY

Common Stock, $1.00 par value; 250,000,000 shares
  authorized; (issued and outstanding: 2000 49,634,790
  shares; 1999 48,839,027 shares)...........................      49,635,000       48,839,000
Additional paid-in capital..................................     185,025,000      176,359,000
Retained earnings...........................................     269,054,000      234,922,000
Accumulated other comprehensive income (loss)...............        (591,000)      (2,692,000)
                                                              --------------   --------------
          Total shareholders' equity........................     503,123,000      457,428,000
                                                              --------------   --------------
          Total liabilities and shareholders' equity........  $2,770,876,000   $2,664,724,000
                                                              ==============   ==============

           See Notes to Condensed Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
REVENUE
Net earned premium..........................................  $201,289,000   $99,576,000
Management fees.............................................    77,396,000    69,717,000
Commission income...........................................    31,749,000    44,742,000
Net investment income.......................................    28,538,000    22,866,000
Net realized investment loss................................    (3,825,000)     (266,000)
Other operating income......................................    22,712,000    20,928,000
                                                              ------------   -----------
     Total revenue..........................................   357,859,000   257,563,000
EXPENSE
Loss and loss adjustment expense............................   149,534,000    77,756,000
Operating expense:
  Policy acquisition costs, net.............................    21,673,000     3,490,000
  Compensation expense......................................    61,524,000    56,818,000
  Provision for reinsurance.................................            --    29,500,000
  Other operating expense...................................    39,146,000    36,212,000
                                                              ------------   -----------
     Net operating expense..................................   122,343,000   126,020,000
Interest expense............................................    15,592,000     9,217,000
                                                              ------------   -----------
     Total expense..........................................   287,469,000   212,993,000
                                                              ------------   -----------
     Earnings before income tax provision...................    70,390,000    44,570,000
Income tax provision........................................    28,350,000    14,456,000
                                                              ------------   -----------
     Net earnings...........................................  $ 42,040,000   $30,114,000
                                                              ============   ===========
Basic earnings per share data:
Earnings per share..........................................  $       0.85   $      0.62
                                                              ============   ===========
Weighted average shares outstanding.........................    49,558,000    48,950,000
                                                              ============   ===========
Diluted earnings per share data:
Earnings per share..........................................  $       0.84   $      0.60
                                                              ============   ===========
Weighted average shares outstanding.........................    50,248,000    49,794,000
                                                              ============   ===========
Cash dividends declared, per share..........................  $       0.16   $      0.15
                                                              ============   ===========

           See Notes to Condensed Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)

                                                                          ACCUMULATED
                                                                             OTHER           TOTAL
                            COMMON        ADDITIONAL        RETAINED     COMPREHENSIVE   SHAREHOLDERS'
                             STOCK      PAID-IN CAPITAL     EARNINGS     INCOME (LOSS)      EQUITY
                          -----------   ---------------   ------------   -------------   -------------
Balance as of December
  31, 1998..............  $48,252,000    $162,102,000     $219,804,000   $  9,705,000    $439,863,000
Net earnings............           --              --       25,123,000             --      25,123,000
Other comprehensive
  income (loss).........           --              --               --    (12,397,000)    (12,397,000)
505,555 shares of Common
  Stock issued for
  exercise of options,
  including tax benefit
  of $1,156,000.........      506,000       4,277,000               --             --       4,783,000
101,330 shares of Common
  Stock issued for
  purchased companies...      101,000       1,899,000               --             --       2,000,000
414,207 shares of Common
  Stock contractually
  issuable in the
  future................           --       8,271,000               --             --       8,271,000
Cash dividends declared,
  $0.20 per share.......           --              --       (9,733,000)            --      (9,733,000)
Other...................      (20,000)       (190,000)        (272,000)            --        (482,000)
                          -----------    ------------     ------------   ------------    ------------
Balance as of December
  31, 1999..............   48,839,000     176,359,000      234,922,000     (2,692,000)    457,428,000
Net earnings............           --              --       42,040,000             --      42,040,000
Other comprehensive
  income................           --              --               --      2,101,000       2,101,000
556,290 shares of Common
  Stock issued for
  exercise of options,
  including tax benefit
  of $1,566,000.........      556,000       7,666,000               --             --       8,222,000
Issuance of 144,973
  shares of
  contractually issuable
  Common Stock..........      145,000        (145,000)              --             --              --
Issuance of 94,500
  shares of contingently
  issuable Common
  Stock.................       95,000       1,145,000               --             --       1,240,000
Cash dividends declared,
  $0.16 per share.......           --              --       (7,908,000)            --      (7,908,000)
                          -----------    ------------     ------------   ------------    ------------
Balance as of September
  30, 2000..............  $49,635,000    $185,025,000     $269,054,000   $   (591,000)   $503,123,000
                          ===========    ============     ============   ============    ============

           See Notes to Condensed Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                FOR THE NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                              -----------------------------
                                                                  2000            1999
                                                              -------------   -------------
Cash flows from operating activities:
  Net earnings..............................................  $  42,040,000   $  30,114,000
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Change in premium, claims and other receivables........    (46,126,000)     (7,123,000)
     Change in reinsurance recoverables.....................    (22,168,000)   (224,033,000)
     Change in ceded unearned premium.......................     12,574,000       3,151,000
     Change in loss and loss adjustment expense payable.....     24,220,000     208,296,000
     Change in reinsurance balances payable.................     (7,088,000)     36,634,000
     Change in unearned premium.............................      1,343,000      (3,082,000)
     Change in premium and claims payable, net of restricted
       cash.................................................     82,959,000      (6,403,000)
     Change in accounts payable and accrued liabilities.....    (21,681,000)     (4,601,000)
     Net realized investment loss...........................      3,825,000         266,000
     Gains on dispositions of strategic and subsidiary
       investment...........................................     (5,739,000)     (5,523,000)
     Provision for reinsurance..............................             --      29,500,000
     Depreciation and amortization expense..................     13,959,000       9,412,000
     Deferred income taxes..................................     (1,513,000)     (8,753,000)
     Other, net.............................................      5,873,000      (4,871,000)
                                                              -------------   -------------
       Cash provided by operating activities................     82,478,000      52,984,000
Cash flows from investing activities:
  Sales of fixed income securities..........................     86,079,000       1,214,000
  Maturity or call of fixed income securities...............     27,406,000      12,698,000
  Sales of equity securities................................      7,437,000       2,800,000
  Dispositions of strategic investments and non-core
     subsidiaries...........................................     27,803,000      15,905,000
  Change in short-term investments..........................    (72,460,000)    (47,362,000)
  Cash paid for companies acquired, net of cash received....     (9,880,000)    (57,863,000)
  Cost of securities acquired...............................   (148,245,000)    (35,417,000)
  Purchases of property and equipment and other, net........     (6,203,000)     (7,575,000)
                                                              -------------   -------------
     Cash used by investing activities......................    (88,063,000)   (115,600,000)
Cash flows from financing activities:
  Proceeds from notes payable...............................     26,700,000     208,000,000
  Sale of Common Stock......................................      8,222,000       3,660,000
  Payments on notes payable.................................    (39,842,000)   (147,600,000)
  Dividends paid............................................     (7,372,000)     (6,785,000)
                                                              -------------   -------------
     Cash provided by financing activities..................    (12,292,000)     57,275,000
                                                              -------------   -------------
     Net change in cash.....................................    (17,877,000)     (5,341,000)
     Cash at beginning of period............................     26,533,000      16,018,000
                                                              -------------   -------------
     Cash at end of period..................................  $   8,656,000   $  10,677,000
                                                              =============   =============

           See Notes to Condensed Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) GENERAL INFORMATION

HCC Insurance Holdings, Inc. ("the Company" or "HCC") and its subsidiaries include domestic and foreign property and casualty and life insurance companies, underwriting agencies, intermediaries and service companies. HCC, through its subsidiaries, provides specialized property and casualty and accident and health insurance to commercial customers in the areas of accident and health reinsurance, aviation, marine, medical stop-loss, property, offshore energy and workers' compensation insurance.

  Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim periods. All adjustments made to the interim periods are of a normal recurring nature. The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The condensed consolidated financial statements for periods reported should be read in conjunction with the annual consolidated financial statements and related notes thereto. The condensed consolidated balance sheet as of December 31, 1999, and the condensed consolidated statement of changes in shareholders' equity for the year then ended were derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles.

During December, 1999, the Company acquired all of the outstanding shares of The Centris Group, Inc. ("Centris") in a transaction accounted for using the purchase method of accounting. Therefore, the results of operations and cash flows of the Centris companies are included in the 2000 condensed consolidated statement of earnings and cash flows but are not included in the 1999 condensed consolidated statements of earnings and cash flows.

  Income Tax

For the nine months ended September 30, 2000 and 1999, the income tax provision has been calculated based on an estimated effective tax rate for each of the fiscal years. The difference between the Company's effective tax rate and the Federal statutory rate is the result of state income taxes, non-deductible goodwill amortization and tax exempt municipal bond interest.

  Effects of Recent Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" was issued in June, 1998 and becomes effective for the Company January 1, 2001, with early adoption permitted. The Company has utilized derivative or hedging strategies only infrequently in the past and in immaterial amounts, although it is currently using derivatives and hedging strategies to a somewhat greater extent as it expands its foreign operations. The Company does not expect the adoption of SFAS No. 133 to have a material effect on the Company's financial position, results of operations or cash flows.

During December, 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 entitled "Revenue Recognition in Financial Statements" which became effective for us during the fourth quarter of 2000. The Company is currently evaluating the SAB and subsequent published interpretations related thereto, in connection with its underwriting agency and intermediary revenue recognition principles. Since this is an evolving area, the Company has not made a final determination of what changes, if any, in these revenue

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES recognition principles are required by the SAB, but the Company expects to do so within the time frame required for final implementation.

The NAIC adopted Statements of Statutory Accounting Principles in March, 1998 as a product of its attempt to codify statutory accounting principles. Although subject to adoption by the individual states, an effective date of January 1, 2001 was established for implementation of the statements. Prior to the codification project, a comprehensive guide to statutory accounting principles did not exist. The codification is new and will evolve over time. The Company is in the process of reviewing the statutory accounting principles as currently published to determine the effect their adoption may have on the statutory policyholders' surplus and statutory net income of the Company's insurance company subsidiaries.

  Reclassifications

Certain amounts in the 1999 condensed consolidated financial statements have been reclassified to conform to the 2000 presentation. Such reclassifications had no effect on the Company's net earnings, shareholders' equity or cash flows.

(2) REINSURANCE

In the normal course of business, the Company's insurance company subsidiaries cede a substantial portion of their premium to non-affiliated domestic and foreign reinsurers through quota share, surplus, excess of loss and facultative reinsurance agreements. Although the ceding of reinsurance does not discharge the primary insurer from liability to its policyholder, the subsidiaries participate in such agreements for the purposes of limiting their loss exposure, protecting against catastrophic loss and diversifying their business. The majority of assumed reinsurance was written by underwriting agency subsidiaries of the Company utilizing unaffiliated insurance companies as the primary writer. The following tables represent the effect of such reinsurance transactions on net premium and loss and loss adjustment expense:

                                                                              LOSS AND LOSS
                                                WRITTEN                        ADJUSTMENT
                                                PREMIUM      EARNED PREMIUM      EXPENSE
                                             -------------   --------------   -------------
For the nine months ended September 30,
  2000:
  Direct business..........................  $ 478,210,000   $ 469,771,000    $ 332,707,000
  Reinsurance assumed......................    235,272,000     246,953,000      212,657,000
  Reinsurance ceded........................   (498,728,000)   (515,435,000)    (395,830,000)
                                             -------------   -------------    -------------
          Net amounts......................  $ 214,754,000   $ 201,289,000    $ 149,534,000
                                             =============   =============    =============

For the nine months ended September 30,
  1999:
  Direct business..........................  $ 213,556,000   $ 207,789,000    $ 198,559,000
  Reinsurance assumed......................    208,527,000     208,971,000      304,732,000
  Reinsurance ceded........................   (323,067,000)   (317,184,000)    (425,535,000)
                                             -------------   -------------    -------------
          Net amounts......................  $  99,016,000   $  99,576,000    $  77,756,000
                                             =============   =============    =============

For the three months ended September 30,
  2000:
  Direct business..........................  $ 178,835,000   $ 179,080,000    $ 124,184,000
  Reinsurance assumed......................     63,369,000      71,559,000       51,815,000
  Reinsurance ceded........................   (170,030,000)   (184,360,000)    (128,406,000)
                                             -------------   -------------    -------------
          Net amounts......................  $  72,174,000   $  66,279,000    $  47,593,000
                                             =============   =============    =============

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                                                                              LOSS AND LOSS
                                                WRITTEN                        ADJUSTMENT
                                                PREMIUM      EARNED PREMIUM      EXPENSE
                                             -------------   --------------   -------------
For the three months ended September 30,
  1999:
  Direct business..........................  $  74,728,000   $  79,652,000    $  73,629,000
  Reinsurance assumed......................     60,626,000      59,696,000       95,299,000
  Reinsurance ceded........................    (97,477,000)   (101,856,000)    (135,985,000)
                                             -------------   -------------    -------------
          Net amounts......................  $  37,877,000   $  37,492,000    $  32,943,000
                                             =============   =============    =============

The table below represents the approximate composition of reinsurance recoverables in the accompanying condensed consolidated balance sheets:

                                                        SEPTEMBER 30,        DECEMBER 31,
                                                             2000                1999
                                                      ------------------   -----------------
Reinsurance recoverable on paid losses..............     $122,634,000        $ 91,318,000
Commuted receivable.................................               --          53,210,000
Reinsurance recoverable on outstanding losses.......      379,339,000         382,565,000
Reinsurance recoverable on IBNR.....................      262,172,000         214,933,000
Reserve for uncollectible reinsurance...............       (5,492,000)         (5,541,000)
                                                         ------------        ------------
          Total reinsurance recoverables............     $758,653,000        $736,485,000
                                                         ============        ============

The insurance company subsidiaries require reinsurers not authorized by the subsidiaries' respective states of domicile to collateralize their reinsurance obligations to the Company. The table below shows amounts held by the Company as collateral plus other credits available for potential offset.

                                                        SEPTEMBER 30,        DECEMBER 31,
                                                             2000                1999
                                                      ------------------   -----------------
Payables to reinsurers..............................     $198,958,000        $212,962,000
Letters of credit...................................      134,094,000         154,111,000
Cash deposits.......................................       23,232,000          19,882,000
                                                         ------------        ------------
          Total credits.............................     $356,284,000        $386,955,000
                                                         ============        ============

The Company has a reserve of $5.5 million as of September 30, 2000 for potential collectibility issues related to reinsurance recoverables. The adverse economic environment in the worldwide insurance industry has placed great pressure on reinsurers and the results of their operations. Ultimately, these conditions could affect reinsurers' solvency. Historically, there have been insolvencies following a period of competitive pricing in the industry, such as the marketplace has experienced for the last several years. Therefore, while management believes that the reserve is adequate based on current available information, conditions may change or additional information might be obtained that would affect management's estimate of the adequacy of the level of the reserve and which may result in a future increase or decrease in the reserve. Management continually reviews the Company's financial exposure to the reinsurance market and continues to take actions to protect shareholders' equity.

During the current year, a number of reinsurers have delayed or suspended the payment of amounts recoverable under reinsurance contracts to which the Company's insurance company subsidiaries are a party. Such delays have affected, though not materially to date, the liquidity and investment income of the Company's insurance company subsidiaries. In addition, a number of reinsurers have claimed they are not liable for payment to the Company's insurance company subsidiaries, and in one case has sought arbitration. The Company believes these claims are without merit and expects to collect the full amount recoverable. The Company is currently in negotiations with most of these parties. If such negotiations do

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES not result in a satisfactory resolution of the matters in question, the Company intends to seek a judicial or arbitral determination.

(3) SEGMENT AND GEOGRAPHIC INFORMATION

The performance of each segment is evaluated by management based upon net earnings. Net earnings is calculated after tax and after all corporate expense allocations, purchase price allocations and intercompany eliminations have been charged or credited to the individual segments. The insurance company subsidiaries increased their policy issuance fees on certain 2000 contracts to reflect current market conditions, which had the effect of reducing the underwriting agencies' management fees by a like amount. This amounted to $7.3 million for the nine months ended September 30, 2000 and $3.3 million for the third quarter of 2000. The following tables show information by business segment and geographic location. Geographic location is determined by physical location of the Company's offices and does not represent the location of insureds or reinsureds from whom the business was generated.

                                    INSURANCE     UNDERWRITING                     OTHER
                                     COMPANY         AGENCY      INTERMEDIARY   OPERATIONS     CORPORATE       TOTAL
                                   ------------   ------------   ------------   -----------   -----------   ------------
For the nine months ended
  September 30, 2000:
Revenue:
  Domestic.......................  $210,756,000   $79,658,000    $17,108,000    $21,572,000   $   671,000   $329,765,000
  Foreign........................     7,404,000     3,631,000     17,059,000             --            --     28,094,000
  Inter-segment..................            --    10,916,000        188,000      1,074,000            --     12,178,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total segment revenue....  $218,160,000   $94,205,000    $34,355,000    $22,646,000   $   671,000    370,037,000
                                   ============   ===========    ===========    ===========   ===========
  Inter-segment revenue..........                                                                            (12,178,000)
                                                                                                            ------------
Consolidated total revenue.......                                                                           $357,859,000
                                                                                                            ============
Net earnings (loss):
  Domestic.......................  $ 17,810,000   $18,030,000    $ 5,962,000    $ 5,057,000   $(3,489,000)  $ 43,370,000
  Foreign........................    (2,519,000)      659,000      1,095,000             --            --       (765,000)
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total segment net
          earnings (loss)........  $ 15,291,000   $18,689,000    $ 7,057,000    $ 5,057,000   $(3,489,000)    42,605,000
                                   ============   ===========    ===========    ===========   ===========
  Inter-segment eliminations.....                                                                               (565,000)
                                                                                                            ------------
Consolidated net earnings........                                                                           $ 42,040,000
                                                                                                            ============
Other items:
  Net investment income..........  $ 19,902,000   $ 5,462,000    $ 2,434,000    $   381,000   $   359,000   $ 28,538,000
  Depreciation and
    amortization.................     2,502,000     8,302,000      2,423,000        324,000       408,000     13,959,000
  Interest expense...............        92,000     7,003,000      3,898,000             --     4,599,000     15,592,000
  Capital expenditures...........     2,423,000     3,486,000        465,000        237,000       207,000      6,818,000
  Income tax provision
    (benefit)....................     4,713,000    16,689,000      5,304,000      3,093,000    (1,104,000)    28,695,000
  Inter-segment eliminations.....                                                                               (345,000)
                                                                                                            ------------
  Consolidated income tax
    provision....................                                                                           $ 28,350,000
                                                                                                            ============

For the nine months ended
  September 30, 1999:
Revenue:
  Domestic.......................  $108,932,000   $70,096,000    $26,633,000    $19,885,000   $   140,000   $225,686,000
  Foreign........................     9,080,000     2,951,000     19,846,000             --            --     31,877,000
  Inter-segment..................            --     1,529,000        479,000        868,000            --      2,876,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total segment revenue....  $118,012,000   $74,576,000    $46,958,000    $20,753,000   $   140,000    260,439,000
                                   ============   ===========    ===========    ===========   ===========
  Inter-segment revenue..........                                                                             (2,876,000)
                                                                                                            ------------
Consolidated total revenue.......                                                                           $257,563,000
                                                                                                            ============

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                                    INSURANCE     UNDERWRITING                     OTHER
                                     COMPANY         AGENCY      INTERMEDIARY   OPERATIONS     CORPORATE       TOTAL
                                   ------------   ------------   ------------   -----------   -----------   ------------
Net earnings (loss):
  Domestic.......................  $ (1,456,000)  $13,715,000    $ 9,185,000    $ 6,253,000   $(1,077,000)  $ 26,620,000
  Foreign........................    (1,209,000)      117,000      4,586,000             --            --      3,494,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Net earnings (loss)......  $ (2,665,000)  $13,832,000    $13,771,000    $ 6,253,000   $(1,077,000)  $ 30,114,000
                                   ============   ===========    ===========    ===========   ===========   ============
Other items:
  Net investment income..........  $ 17,501,000   $ 3,051,000    $ 1,772,000    $   275,000   $   267,000   $ 22,866,000
  Depreciation and
    amortization.................     1,886,000     4,304,000      2,633,000        191,000       398,000      9,412,000
  Interest expense...............         8,000     2,819,000      3,039,000             --     3,351,000      9,217,000
  Capital expenditures...........     1,991,000     4,219,000        583,000        438,000       344,000      7,575,000
  Income tax provision
    (benefit)....................    (7,850,000)   10,572,000      8,974,000      3,606,000      (846,000)    14,456,000

The insurance company segment incurred a provision for reinsurance of $19.2 million, net of income tax, during the first nine months of 1999.

                                    INSURANCE     UNDERWRITING                     OTHER
                                     COMPANY         AGENCY      INTERMEDIARY   OPERATIONS     CORPORATE       TOTAL
                                   ------------   ------------   ------------   -----------   -----------   ------------

For the three months ended
  September 30, 2000:
Revenue:
  Domestic.......................  $ 69,225,000   $25,181,000    $ 4,870,000    $ 7,601,000   $   226,000   $107,103,000
  Foreign........................     5,025,000       856,000      5,697,000             --            --     11,578,000
  Inter-segment..................            --     4,795,000         94,000        359,000            --      5,248,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total segment revenue....  $ 74,250,000   $30,832,000    $10,661,000    $ 7,960,000   $   226,000    123,929,000
                                   ============   ===========    ===========    ===========   ===========
  Inter-segment revenue..........                                                                             (5,248,000)
                                                                                                            ------------
Consolidated total revenue.......                                                                           $118,681,000
                                                                                                            ============
Net earnings (loss):
  Domestic.......................  $  7,810,000   $ 5,862,000    $ 1,427,000    $ 2,024,000   $  (438,000)  $ 16,685,000
  Foreign........................      (159,000)       27,000        521,000             --            --        389,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total segment net
          earnings (loss)........  $  7,651,000   $ 5,889,000    $ 1,948,000    $ 2,024,000   $  (438,000)    17,074,000
                                   ============   ===========    ===========    ===========   ===========
  Inter-segment eliminations.....                                                                                (80,000)
                                                                                                            ------------
Consolidated net earnings........                                                                           $ 16,994,000
                                                                                                            ============
Other items:
  Net investment income..........  $  7,223,000   $ 2,094,000    $   831,000    $   137,000   $    78,000   $ 10,363,000
  Depreciation and
    amortization.................       866,000     2,712,000        969,000        106,000       123,000      4,776,000
  Interest expense...............        82,000     2,317,000      1,283,000             --     1,574,000      5,256,000
  Capital expenditures...........       755,000     1,423,000        224,000         80,000        91,000      2,573,000
  Income tax provision
    (benefit)....................     3,059,000     5,913,000      1,434,000      1,389,000      (557,000)    11,238,000
  Inter-segment eliminations.....                                                                                (44,000)
                                                                                                            ------------
  Consolidated income tax
    provision....................                                                                           $ 11,194,000
                                                                                                            ============

For the three months ended
  September 30, 1999:
Revenue:
  Domestic.......................  $ 40,186,000   $22,458,000    $ 6,106,000    $ 4,579,000   $   114,000   $ 73,443,000
  Foreign........................     3,215,000     1,144,000      5,291,000             --            --      9,650,000
  Inter-segment..................            --       676,000        134,000        304,000            --      1,114,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total segment revenue....  $ 43,401,000   $24,278,000    $11,531,000    $ 4,883,000   $   114,000     84,207,000
                                   ============   ===========    ===========    ===========   ===========
  Inter-segment revenue..........                                                                             (1,114,000)
                                                                                                            ------------
Consolidated total revenue.......                                                                           $ 83,093,000
                                                                                                            ============

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                                    INSURANCE     UNDERWRITING                     OTHER
                                     COMPANY         AGENCY      INTERMEDIARY   OPERATIONS     CORPORATE       TOTAL
                                   ------------   ------------   ------------   -----------   -----------   ------------
Net earnings (loss):
  Domestic.......................  $  4,298,000   $ 4,062,000    $ 1,473,000    $   729,000   $  (487,000)  $ 10,075,000
  Foreign........................    (1,740,000)      152,000        631,000             --            --       (957,000)
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total net earnings
          (loss).................  $  2,558,000   $ 4,214,000    $ 2,104,000    $   729,000   $  (487,000)  $  9,118,000
                                   ============   ===========    ===========    ===========   ===========   ============
Other items:
  Net investment income..........  $  5,902,000   $ 1,134,000    $   698,000    $    98,000   $   107,000   $  7,939,000
  Depreciation and
    amortization.................       615,000     1,483,000        851,000        (56,000)      122,000      3,015,000
  Interest expense...............        (3,000)      936,000      1,163,000             --     1,210,000      3,306,000
  Capital expenditures...........       421,000       666,000         20,000         48,000        44,000      1,199,000
  Income tax provision
    (benefit)....................      (896,000)    3,179,000      1,468,000        506,000      (806,000)     3,451,000

(4) EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares outstanding during the period divided into net earnings. Diluted earnings per share is based on the weighted average number of common shares outstanding plus the potential common shares outstanding during the period divided into net earnings. Outstanding common stock options, when dilutive, are considered to be potential common stock for the purpose of the diluted calculation. The treasury stock method is used to calculate potential common stock due to options. Contingent shares to be issued are included in the earnings per share computation only when the underlying conditions for issuance have been met.

The following table provides a reconciliation of the denominators used in the earnings per share calculations:

                                                             FOR THE NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                             -------------------------
                                                                2000          1999
                                                             -----------   -----------
Net earnings...............................................  $42,040,000   $30,114,000
                                                             ===========   ===========
Reconciliation of number of shares outstanding:
Shares of Common Stock outstanding at period end...........   49,635,000    48,711,000
Effect of Common Stock issued during the period............     (346,000)     (175,000)
Common Stock contractually issuable in the future..........      269,000       414,000
                                                             -----------   -----------
Weighted average Common Stock outstanding..................   49,558,000    48,950,000
Additional dilutive effect of outstanding options (as
  determined by the application of the treasury stock
  method)..................................................      690,000       844,000
                                                             -----------   -----------
Weighted average Common Stock and potential common stock
  outstanding..............................................   50,248,000    49,794,000
                                                             ===========   ===========

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                                                              FOR THE THREE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
Net earnings................................................  $16,994,000    $9,118,000
                                                              ===========    ==========
Reconciliation of number of shares outstanding:
Shares of Common Stock outstanding at period end............   49,635,000    48,711,000
Effect of Common Stock issued during the period.............     (162,000)        5,000
Common Stock contractually issuable in the future...........      269,000       414,000
                                                              -----------    ----------
Weighted average Common Stock outstanding...................   49,742,000    49,130,000
Additional dilutive effect of outstanding options (as
  determined by the application of the treasury stock
  method)...................................................    1,298,000       736,000
                                                              -----------    ----------
Weighted average Common Stock and potential common stock
  outstanding...............................................   51,040,000    49,866,000
                                                              ===========    ==========

As of September 30, 2000, there were approximately 3.3 million options that were not included in the computation of year-to-date diluted earnings per share (1.1 million shares for the third quarter) because to do so would have been antidilutive. There are 283,500 shares of the Company's Common Stock to be issued if certain conditions are met as of December 31, 2000, or in subsequent years. These shares were not included in the earnings per share computation because the conditions for issuance have not yet been met.

(5) OTHER INFORMATION

  Supplemental Information

Supplemental information for the nine months ended September 30, 2000 and 1999, is summarized below:

                                                                2000          1999
                                                             -----------   -----------
Interest paid..............................................  $12,456,000   $ 8,346,000
Income tax paid............................................   12,737,000    21,358,000
Comprehensive income.......................................   44,141,000    21,931,000
Ceding commissions netted with policy acquisition costs....  155,958,000    84,869,000

Supplemental information for the three months ended September 30, 2000 and 1999, is summarized below:

                                                                2000          1999
                                                             -----------   -----------
Comprehensive income.......................................  $17,918,000   $ 9,290,000
Ceding commissions netted with policy acquisition costs....   54,842,000    29,451,000

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

  RESTRUCTURING

As of December 31, 1999, the Company had accrued two separate restructuring liabilities, relating to HCC's ongoing operations ("HCC Internal") and to HCC's acquisition of Centris. Changes in the accruals between December 31, 1999 and September 30, 2000 are shown in the tables below:

  HCC Internal Restructuring

                                               ACCRUED AT                                  ACCRUED AT
                                              DECEMBER 31,                     2000       SEPTEMBER 30,
                                                  1999       PAID IN 2000   ADJUSTMENTS       2000
                                              ------------   ------------   -----------   -------------
Severance...................................   $3,115,000     $3,115,000     $      --      $     --
Other.......................................      911,000        213,000      (514,000)      184,000
                                               ----------     ----------     ---------      --------
          Total.............................   $4,026,000     $3,328,000     $(514,000)     $184,000
                                               ==========     ==========     =========      ========

During 2000, the Company determined that one of the leased offices scheduled to be closed would be retained. Therefore, the Company reversed $789,000 (included as a credit in other operating expenses) of the restructuring expense recorded during the fourth quarter of 1999, of which $514,000 was the reversal of the accrual for the future lease payments and $275,000 was the reversal of the write off of certain assets.

  Centris Restructuring

                                               ACCRUED AT                                  ACCRUED AT
                                              DECEMBER 31,                     2000       SEPTEMBER 30,
                                                  1999       PAID IN 2000   ADJUSTMENTS       2000
                                              ------------   ------------   -----------   -------------
Contractual executive severance accruals....   $5,866,000     $6,027,000     $166,000       $  5,000
Other severance accruals....................      397,000        521,000      202,000         78,000
Lease obligation accruals...................      848,000        636,000      329,000        541,000
                                               ----------     ----------     --------       --------
          Total.............................   $7,111,000     $7,184,000     $697,000       $624,000
                                               ==========     ==========     ========       ========

The adjustments in 2000 were recorded as management decided to take additional steps to integrate parts of the Centris operations. Management continues to evaluate what additional actions, if any, are necessary to finalize the integration of the Centris operations. In addition, there are unresolved contingencies remaining from the acquisition. Any additional accruals for either the unresolved contingencies or the integration of operations will be recorded as an adjustment to the purchase price allocation within the allowable purchase allocation period.

  LEGAL PROCEEDINGS

The Company is party to numerous claims and lawsuits that arise in the normal course of its business. Many of such claims or lawsuits involve claims under policies that the Company's insurance company subsidiaries underwrite as an insurer or reinsurer. The Company believes that the resolution of these lawsuits or claims will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

PROSPECTUS                                                                  [HCC
LOGO]

                          HCC INSURANCE HOLDINGS, INC.

                                  COMMON STOCK
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                    WARRANTS

By this prospectus, we may offer from time to time up to $300,000,000 of any combination of the securities described in this prospectus.

                             ---------------------

We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our securities.

The applicable prospectus supplement will contain information as to any listing on the New York Stock Exchange or any securities exchange of the securities covered by the prospectus supplement.

The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

The net proceeds we expect to receive from any sale also will be set forth in a prospectus supplement. THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Our common stock is listed on the NYSE under the Symbol "HCC."

                             ---------------------

INVESTMENT IN OUR SECURITIES INVOLVES RISK. SEE THE RISK FACTORS SECTION BEGINNING ON PAGE 4.

                             ---------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                             ---------------------

                The date of this prospectus is October 27, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About Forward-Looking Statements............................    i
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
The Company.................................................    3
Risk Factors................................................    4
Use of Proceeds.............................................    8
Selected Financial Data.....................................    9
Business....................................................   11
Principal Shareholders......................................   34
Management..................................................   36
Ratio of Earnings to Fixed Charges..........................   39
Description of Common Stock.................................   40
Description of Debt Securities..............................   42
Description of Warrants.....................................   47
Plan of Distribution........................................   49
Certain Legal Matters.......................................   50
Experts.....................................................   50
Index to Consolidated Financial Statements and Schedules....   51
Financial Statements........................................  F-1

                        ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate may occur in the future, including, such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans, and references to future success may be considered forward-looking statements. Also, when we use words such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "probably" or similar expressions, we are making forward-looking statements.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements. Many possible events or factors could affect our future financial results and performance. These could cause our results or performance to differ materially from those we express in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and therefore also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved. You should consider these risks and those we set out in the Risk Factors section of this prospectus before you purchase our securities.

Our forward-looking statements speak only as of the date made and we will not update these forward-looking statements unless the securities laws require us to do so. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

                             ABOUT THIS PROSPECTUS

As used in this prospectus, unless otherwise required by the context, the terms "we", "us", "our" and the "Company" refer to HCC Insurance Holdings, Inc. and its consolidated subsidiaries, and the term "HCC" refers only to HCC Insurance Holdings, Inc.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total offering price of up to $300,000,000. This prospectus provides you with a general description of securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus together with the additional information described under "Where You Can Find More Information" and "Risk Factors" before you make an investment decision.

You should rely only on the information contained in this prospectus and the applicable prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, together with the information we previously filed with the SEC and incorporate by reference, is accurate only as of the date on the front cover of this prospectus. The information included in any prospectus supplement is accurate only as of the date of that prospectus supplement. Our business, financial condition, results of operations and prospects may change after that date.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers (including HCC) that file documents with the SEC electronically. Our SEC filings may be obtained from that web site. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. You may also read and copy any document we file with the SEC at the following SEC public reference facilities:

     Public Reference Room         New York Regional Office         Chicago Regional Office
    450 Fifth Street, N.W.           7 World Trade Center               Citicorp Center
           Room 1024                      Suite 1300                500 West Madison Street
    Washington, D.C. 20549         New York, New York 10048               Suite 1400
                                                                 Chicago, Illinois 60661-2511

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering.

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
       and

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

Any person, including any beneficial owner, may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         Investor Relations
         HCC Insurance Holdings, Inc.
         13403 Northwest Freeway
         Houston, TX 77040
         713-690-7300

                                  THE COMPANY

We provide specialized property and casualty, and accident and health insurance coverages, underwriting agency and intermediary services and other insurance related services both to commercial customers and individuals. We operate primarily in the United States and the United Kingdom, although some of our operations have a broader international scope. Since 1996, we have acquired a number of insurers, underwriting agencies and intermediaries in order to diversify our operations and enhance our ability to anticipate and capitalize on changing market conditions. We underwrite insurance on both a direct basis, where we insure a risk in exchange for a premium, and on a reinsurance basis, where we insure all or a portion of another insurance company's risk in exchange for all or a portion of the premium. We market our products directly and through a network of independent and affiliated agents and brokers.

Our insurance companies are risk-bearing and focus their underwriting activities on providing insurance and reinsurance in the following areas:

     - accident and health;

     - aviation;

     - marine and offshore energy;

     - medical stop-loss;

     - property; and

     - workers' compensation.

In the United States, certain of these subsidiaries operate on a licensed, or admitted, basis. Certain other subsidiaries operate on a surplus lines basis as a non-admitted, or unlicensed, insurer offering insurance coverage not otherwise available from an admitted, or licensed, insurer in the relevant state.

Our underwriting agencies are non-risk bearing and underwrite on behalf of our insurance companies and other insurance companies. Our underwriting agencies specialize in:

     - aviation insurance;

     - medical stop-loss insurance;

     - occupational accident insurance;

     - workers' compensation insurance; and

     - a variety of accident and health related insurance and reinsurance products.

Our intermediary subsidiaries are non-risk bearing and provide insurance and reinsurance brokerage services for our insurance company subsidiaries and our clients. These operations consist of:

     - marketing;

     - placing;

     - consulting on; and

     - servicing risks.

Our intermediary operations specialize in developing and marketing employee benefit plans on a retail basis and placing reinsurance for both accident and health and property and casualty lines of business.

We are a Delaware corporation. Our address is 13403 Northwest Freeway, Houston, Texas 77040 and our telephone number is (713) 690-7300. Our website is located at www.hcch.com. Information on our website is not incorporated by reference in this prospectus.

                                  RISK FACTORS

Investing in our securities will provide you with an interest in or obligation of our Company. As an investor, you will be subject to risks inherent in our businesses. The performance of your investment in our Company will reflect the performance of our businesses relative to, among other things, general economic and industry conditions, market conditions and competition. The value of your investment may increase or it may decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to make any investment in our Company.

OUR RESULTS MAY FLUCTUATE AS A RESULT OF MANY FACTORS.

The results of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by

     - volatile and unpredictable developments (including catastrophes);

     - changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop;

     - fluctuations in interest rates and other changes in the investment environment, which affect returns on invested capital; and

     - inflationary pressures that affect the size of losses.

The demand for property and casualty insurance can also vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases. The property and casualty insurance industry historically has been cyclical, and the commercial lines business has been in a soft market since the late 1980s, primarily due to premium rate competition, which has resulted in lower underwriting profitability. These fluctuations could have a material adverse effect on our results of operations, liquidity and financial condition.

OUR LEVEL OF BUSINESS AND PROFITABILITY IS AFFECTED BY THE AVAILABILITY OF REINSURANCE TO REINSURE OUR RISKS.

We purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries, especially catastrophe risks. We also purchase reinsurance on risks underwritten by others which we reinsure (a retrocession). Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase, which may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We cannot assure you that we can maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks. Either of these potential developments could have a material adverse effect on our business. The lack of available reinsurance may also adversely affect our ability to generate fee and commission income in our reinsurance intermediary operations.

WE CANNOT GUARANTEE THAT OUR REINSURERS WILL PAY IN A TIMELY FASHION, IF AT ALL.

We purchase reinsurance by transferring part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders or in cases where we are a reinsurer, to our reinsureds. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay all of our reinsurance claims, or that they will pay our claims on a timely basis. In 1999, we recorded charges against our earnings to account for the insolvency of one of our significant reinsurers and for the settlement of another reinsurer's liabilities with us.

In addition, we are party to a number of disputes relating to reinsurance transactions. Most of these disputes relate to the collection of outstanding amounts due to us under reinsurance contracts. We cannot assure you that these disputes will result in our recovering all of the amounts due to us, and our inability to do so may have a material adverse effect upon our results of operations, liquidity and financial condition.

WE FACE SIGNIFICANT COMPETITIVE PRESSURES IN OUR BUSINESSES.

We compete with a large number of other companies in our selected lines of business. We face competition both from specialty insurance companies, underwriting agencies and intermediaries as well as from diversified financial services companies that are significantly larger than we are and that have significantly greater financial, marketing, management and other resources than we do. Some of these competitors also have significantly greater experience and market recognition than we do. In addition to competition in the operation of our business, we face competition from a variety of sources in attracting and retaining qualified employees.

We cannot assure you that we will maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our business could be materially adversely affected.

AS A PROPERTY AND CASUALTY INSURER, WE FACE LOSSES FROM CATASTROPHES.

Property and casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophe losses have had a significant impact on our results. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of our property and casualty lines, and most of our past catastrophe-related claims have resulted from hurricanes and earthquakes. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations, liquidity and financial condition.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO EXCHANGE RATE RISKS.

We underwrite insurance coverages which are denominated in a number of foreign currencies and we establish and maintain our loss reserves with respect to these policies in their respective currencies. Our net earnings could be adversely impacted by exchange rate fluctuations affecting receivable and payable balances and reserves. Our principal area of exposure relates to fluctuations in exchange rates between the major European currencies (particularly the British pound sterling) and the U.S. dollar. Consequently, a change in the exchange rate between the U.S. dollar and the British pound sterling could have an adverse effect on our net earnings.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION.

We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. This system of regulation, generally administered by a department of insurance in each state in which we do business, relates to, among other things:

     - approval of policy forms and premium rates;

     - standards of solvency, including risk-based capital measurements;

     - licensing of insurers and their agents;

     - restrictions on the nature, quality and concentration of investments;

     - restrictions on the ability of our insurance company subsidiaries to pay dividends to us;

     - restrictions on transactions between insurance company subsidiaries and their affiliates;

     - restrictions on the size of risks insurable under a single policy;

     - requiring deposits for the benefit of policyholders;

     - requiring certain methods of accounting;

     - periodic examinations of our operations and finances;

     - prescribing the form and content of records of financial condition required to be filed; and

     - requiring reserves for unearned premium, losses and other purposes.

State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

Recently adopted federal financial services modernization legislation is expected to lead to additional federal regulation of the insurance industry in the coming years. Also, foreign governments regulate our international operations. Our business depends on compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations.

We cannot assure you that we have or can maintain all required licenses and approvals or that our business fully complies with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, some regulatory authorities have relatively broad discretion to grant, renew, or revoke licenses and approvals. Regulatory authorities may deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations, or those that we believe may be generally followed by the industry, which may be different from the requirements or interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. That type of action could have a material adverse effect on our business. Also, changes in the level of regulation of the insurance industry (whether federal, state or foreign), or changes in laws or regulations themselves or interpretations by regulatory authorities, could have a material adverse effect on our business.

WE ARE RATED BY A.M. BEST AND STANDARD & POOR'S, AND A DECLINE IN THESE RATINGS COULD ADVERSELY AFFECT OUR OPERATIONS.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Our insurance company subsidiaries are rated by A.M. Best Company and Standard & Poor's Corporation. A.M. Best and Standard & Poor's ratings reflect their opinions of an insurance company's financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders, and are not evaluations directed to investors. Our ratings are subject to periodic review by A.M. Best and Standard & Poor's and the continued retention of those ratings cannot be assured. If our ratings are reduced from their current levels by A.M. Best and/or Standard & Poor's, our results of operations could be adversely affected.

OUR ACTUAL CLAIMS LOSSES MAY EXCEED OUR RESERVES FOR CLAIMS.

We maintain loss reserves to cover our estimated liability for unpaid losses and loss adjustment expenses, including legal and other fees as well as a portion of our general expenses, for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable in advance. Additionally, there may be a significant delay between the occurrence of the insured event and the time it is reported to us. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where the various considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, there can be no assurance that our current reserves will prove adequate in light of subsequent events.

A SIGNIFICANT AMOUNT OF OUR ASSETS ARE INVESTED IN FIXED INCOME SECURITIES AND ARE SUBJECT TO MARKET FLUCTUATIONS.

Our investment portfolio consists substantially of fixed income securities. The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. With respect to our investments in fixed income securities, the fair market value of these investments generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed income securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk (such as mortgage-backed and other asset-backed securities) may differ from those anticipated at the time of investment as a result of interest rate fluctuations. Because all of our fixed income securities are classified as available for sale, changes in the market value of our securities are reflected in our balance sheet. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect our generally accepted accounting principles, or GAAP, shareholders' equity, total comprehensive income and/or cash flows.

MOST STATES ASSESS OUR INSURANCE COMPANY SUBSIDIARIES TO PROVIDE FUNDS FOR FAILING INSURANCE COMPANIES AND THESE ASSESSMENTS COULD BECOME MATERIAL.

Our insurance company subsidiaries are subject to assessments in most states where we are licensed for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies. Maximum contributions required by law in any one year vary by state, and have historically been between 1% and 2% of annual premiums written. We cannot predict with certainty the amount of future assessments. Significant assessments could have a material adverse effect on our financial condition and results of operations.

IF WE DO NOT SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES, OUR FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

We have acquired a number of other companies during the past several years, and will continue to consider possible acquisitions. The process of integrating acquired companies may have a material adverse effect on our revenue and results of operations. Such acquisitions could divert our attention away from current operations. We may also have to adjust the loss reserves and other operating policies of acquired companies in order to bring them into line with those of our operations, and these adjustments could adversely affect our financial condition. In addition, these acquisitions could cause us to incur certain restructuring charges as these operations are integrated with ours. They could also have a material adverse effect on employee morale and on the ability of the combined companies to retain key management and customers.

WE ARE AN INSURANCE HOLDING COMPANY AND, THEREFORE, MAY NOT BE ABLE TO RECEIVE DIVIDENDS IN NEEDED AMOUNTS.

Our principal assets are the shares of capital stock of our insurance company subsidiaries. We may have to rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, dividends to shareholders and corporate expenses. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. As a result, we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations.

                                USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, including, but not limited to, the following purposes:

     - contribute capital to insurance company subsidiaries;

     - make acquisitions;

     - make capital expenditures;

     - provide working capital;

     - purchase equity or fixed income investments;

     - repay or refinance debt or other corporate obligations; or

     - repurchase and redeem securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                            SELECTED FINANCIAL DATA

The selected financial data set forth below has been derived from the Company's audited consolidated financial statements. All information contained herein should be read in conjunction with the consolidated financial statements, the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus or incorporated by reference (amounts in thousands except per share data).

                                                  FOR THE YEARS ENDED DECEMBER 31,(1)
                                          ----------------------------------------------------
                                            1999       1998       1997       1996       1995
                                          --------   --------   --------   --------   --------
STATEMENT OF EARNINGS DATA:
Revenue
  Net earned premium....................  $141,362   $143,100   $162,571   $170,068   $158,632
  Management fees.......................    90,713     74,045     51,039     28,651     25,373
  Commission income.....................    54,552     38,441     24,209     21,477     21,053
  Net investment income.................    30,933     29,335     27,587     23,593     21,757
  Net realized investment gain (loss)...    (4,164)       845       (328)     8,341      1,636
  Other operating income................    28,475     22,268     15,239     18,656     10,371
                                          --------   --------   --------   --------   --------
          Total revenue.................   341,871    308,034    280,317    270,786    238,822
Expense
  Loss and loss adjustment expenses.....   109,650     91,302     96,514    114,464    105,374
  Operating expense
     Policy acquisition costs...........     8,177     10,978     13,580      8,218     10,634
     Compensation expense...............    77,488     56,077     51,458     42,102     48,162
     Provision for reinsurance..........    43,462         --         --         --         --
     Restructuring expense..............     5,489         --         --         --         --
     Other operating expense............    47,247     36,063     31,628     26,382     26,540
     Merger expense.....................        --        107      8,069     26,160         --
                                          --------   --------   --------   --------   --------
          Total operating expense.......   181,863    103,225    104,735    102,862     85,336
Interest expense........................    12,964      6,021      6,004      4,993      6,471
                                          --------   --------   --------   --------   --------
          Total expense.................   304,477    200,548    207,253    222,319    197,181
                                          --------   --------   --------   --------   --------
Earnings before income tax provision....    37,394    107,486     73,064     48,467     41,641
Income tax provision....................    12,271     35,208     23,305      9,885      9,896
                                          --------   --------   --------   --------   --------
          Net earnings..................  $ 25,123   $ 72,278   $ 49,759   $ 38,582   $ 31,745
                                          ========   ========   ========   ========   ========
BASIC EARNINGS PER SHARE DATA:
  Earnings per share(2).................  $   0.51   $   1.51   $   1.06   $   0.86   $   0.75
                                          ========   ========   ========   ========   ========
  Weighted average shares
     outstanding(2).....................    49,061     47,920     46,995     44,795     42,577
                                          ========   ========   ========   ========   ========
DILUTED EARNINGS PER SHARE DATA:
  Earnings per share(2).................  $   0.51   $   1.48   $   1.03   $   0.84   $   0.74
                                          ========   ========   ========   ========   ========
  Weighted average shares
     outstanding(2).....................    49,649     48,936     48,209     46,043     43,113
                                          ========   ========   ========   ========   ========
  Cash dividends declared, per share....  $   0.20   $   0.16   $   0.12   $   0.06
                                          ========   ========   ========   ========

                                                          FOR THE YEARS ENDED DECEMBER 31,(1)
                                                         -------------------------------------
                                                         1999    1998    1997    1996    1995
                                                         -----   -----   -----   -----   -----
STATUTORY OPERATING RATIOS:(3)
  Gross written premium to policyholders' surplus......  182.6%  135.6%  104.3%  117.8%  134.9%
  Net written premium to policyholders' surplus........   47.6    33.4    43.1    65.4    73.3
  Loss ratio...........................................  107.1    67.2    61.6    64.4    66.4
  Expense ratio........................................   22.8    15.7    17.2    19.2    18.1
                                                         -----   -----   -----   -----   -----
  Combined ratio.......................................  129.9%   82.9%   78.8%   83.6%   84.5%
                                                         =====   =====   =====   =====   =====
  Combined ratio excluding the effects of the provision
     for reinsurance in 1999...........................  104.1%
                                                         =====
  Industry average combined ratio......................  107.8%  105.6%  101.6%  105.8%  106.4%

                                                           DECEMBER 31,(1)
                                      ----------------------------------------------------------
                                         1999         1998         1997        1996       1995
                                      ----------   ----------   ----------   --------   --------
BALANCE SHEET DATA:
  Total investments.................  $  581,322   $  525,646   $  518,772   $468,725   $454,831
  Premium, claims and other
     receivables....................     622,087      382,630      252,618    168,300    155,164
  Reinsurance recoverables..........     736,485      372,672      176,965    132,328    117,700
  Ceded unearned premium............     133,657      149,568       84,610     71,758     78,460
  Total assets......................   2,664,724    1,709,069    1,198,132    965,793    896,476
  Loss and loss adjustment expenses
     payable........................     871,104      460,511      275,008    229,049    200,756
  Unearned premium..................     188,524      201,050      152,094    156,268    151,976
  Total debt........................     242,546      121,600       80,750     72,917     71,628
  Total shareholders' equity........     457,428      439,863      365,601    296,524    255,484
  Net tangible book value per
     share(2)(4)....................        3.93         7.29         6.93       6.20       5.39
  Book value per share(2)(4)........  $     9.29   $     9.12   $     7.66   $   6.49   $   5.70

---------------

(1) Certain amounts in the 1998, 1997, 1996 and 1995 selected financial data have been reclassified to conform to the 1999 presentation. Such reclassifications had no effect on our net earnings, shareholders' equity or cash flows.

(2) These amounts have been adjusted to reflect the effects of the five-for-two stock split payable as a 150% stock dividend to shareholders of record April 30, 1996.

(3) The statutory accounting principles, or SAP, basis ratio data is not intended to be a substitute for results of operations on the basis of generally accepted accounting principles, or GAAP. The differences between SAP and GAAP are described in Note (15) of our consolidated financial statements. Including this information on a SAP basis is meaningful and useful to allow a comparison of our operating results with those of other companies in the insurance industry. The source of the industry average data is A.M. Best. A.M. Best reports on insurer performance on a SAP basis to provide for more standardized comparisons among individual companies, as well as overall industry performance.

(4) Book value per share is calculated by dividing shares outstanding plus contractually issuable shares into total shareholders' equity. Net tangible book value per share uses total shareholders' equity less goodwill as the numerator.

                                    BUSINESS

OVERVIEW

We provide specialized property and casualty, and accident and health insurance coverages, underwriting agency and intermediary services and other insurance related services both to commercial customers and individuals. We operate primarily in the United States and in the United Kingdom, although some of our operations have a broader international scope. We underwrite our insurance products on both a direct and reinsurance basis and we market our products directly and through a network of independent and affiliated agents and brokers.

Our insurance companies provide accident and health reinsurance, aviation, group health, marine and offshore energy, medical stop-loss, property and workers' compensation insurance. In the United States, we operate on both a licensed, or admitted, basis and on a surplus lines, or non-admitted, basis. Our insurance company operations are risk bearing.

Our underwriting agencies underwrite on behalf of our insurance companies and other insurance companies. Our underwriting agencies specialize in aviation, medical stop-loss, occupational accident and workers' compensation insurance and a variety of accident and health related insurance and reinsurance products. Our underwriting agency operations are non-risk bearing.

Our intermediary subsidiaries perform our insurance and reinsurance brokerage operations. These operations consist of marketing, placing, consulting on and servicing insurance and reinsurance risks for our insurance company subsidiaries and our clients. In this area, we specialize in employee benefits on a retail basis and reinsurance for both accident and health, and property and casualty lines of business. Our intermediary operations are non-risk bearing.

We also operate insurance claims adjusting and other service operations which support our operations as well as provide services for other clients. In addition, we make strategic investments, usually in businesses that complement our operations. Our revenues from these investments are comprised of dividends from, or equity in earnings of, the company in which we invested and gains or losses on the sale of such investments.

MAJOR ACQUISITIONS

Since 1996, we have made a series of strategic acquisitions that have furthered our overall business strategy. The following describes a few of our larger transactions:

On May 24, 1996, we issued 6,250,000 shares of common stock to acquire LDG Reinsurance Corporation. LDG Re acts on behalf of insurance and reinsurance companies as a reinsurance underwriting manager in the accident and health special risks, workers' compensation and alternative workers' compensation lines of business.

On June 17, 1997, we issued 8,511,625 shares of common stock and 604,575 options to purchase common stock to acquire the publicly traded Avemco Corporation, the parent corporation of a group of insurance companies, underwriting agencies and insurance related services companies. Avemco Corporation, through its subsidiaries, provided property and casualty insurance principally in the general aviation line of business. Avemco Corporation's primary insurance company subsidiaries were Avemco Insurance Company and U.S. Specialty Insurance Company.

On January 31, 1999, we acquired PEPYS Holdings Limited. PEPYS is a holding company for Rattner MacKenzie Limited of London, England. The total initial consideration was $54.8 million in cash and deferred payments of $8.3 million in cash and 414,207 shares of our common stock. We may pay additional amounts in the future based upon the attainment of certain earnings benchmarks over the ensuing four years. Rattner MacKenzie provides intermediary services for reinsurance business placed by our insurance company subsidiaries as well as other insurance and reinsurance companies and underwriting agencies, primarily in the accident and health area.

On December 20, 1999, we acquired all of the outstanding shares of the publicly traded The Centris Group, Inc. following a tender offer at a price of $12.50 per share in cash. We paid a total of $149.5 million for the Centris acquisition. Centris was the parent corporation of a group of insurance companies and underwriting agencies principally operating in the medical stop-loss line of business. Centris' primary insurance company subsidiary was the entity now known as HCC Life Insurance Company. HCC Life's operations were relocated to Houston, and it has become a subsidiary of Houston Casualty. The medical stop-loss underwriting agency operations of Centris have been combined with HCC Benefits' operations.

We continue to evaluate possible acquisition candidates and we may complete additional acquisitions during 2000. Any future acquisitions will be designed to expand and strengthen our existing lines of business and perhaps provide access to additional specialty sectors, which we expect to contribute to our growth.

DISPOSITIONS

In January, 1999, we sold our 21% interest in Underwriters Indemnity Holdings, Inc., the parent of Underwriters Indemnity Company.

In March, 2000, we sold Trafalgar Insurance Company, an Oklahoma domiciled surplus lines insurance company subsidiary, for a price which approximated its GAAP shareholders' equity.

In September, 2000, we sold a substantial portion of the assets of The Wheatley Group, Ltd., a subsidiary of Avemco Corporation.

None of these operations were material to our financial condition, results of operations or liquidity.

INSURANCE COMPANY OPERATIONS

  Lines of Business

This table shows our insurance company subsidiaries' total premium received, otherwise known as gross written premium, by line of business and the percentage of each line to total gross written premium for the periods indicated (dollars in thousands):

                                              FOR THE YEARS ENDED DECEMBER 31,
                                     --------------------------------------------------
                                          1999              1998              1997
                                     --------------    --------------    --------------
Accident and health reinsurance....  $157,719    28%   $114,787    23%   $ 39,845    12%
Aviation...........................   210,029    37     203,573    41     164,519    47
Marine and offshore energy.........    18,694     3      34,941     7      30,316     9
Medical stop-loss..................    69,258    12       7,046     1       3,388     1
Property...........................    63,309    11     106,515    21      85,379    24
Workers' compensation..............    27,747     5       8,958     2          --    --
Other..............................    21,575     4      22,456     5      22,952     7
                                     --------   ---    --------   ---    --------   ---
          Total gross written
            premium................  $568,331   100%   $498,276   100%   $346,399   100%
                                     ========   ===    ========   ===    ========   ===

This table shows our insurance company subsidiaries' actual premium retained, otherwise known as the net written premium, by line of business and the percentage of each line to total net written premium for the periods indicated (dollars in thousands):

                                              FOR THE YEARS ENDED DECEMBER 31,
                                     --------------------------------------------------
                                          1999              1998              1997
                                     --------------    --------------    --------------
Accident and health reinsurance....  $ 37,725    27%   $ 39,949    33%   $ 24,777    17%
Aviation...........................    68,513    49      53,030    43      75,280    53
Marine and offshore energy.........     6,616     5       7,978     6      18,687    13
Medical stop-loss..................    20,332    15       3,415     3       3,388     2
Property...........................     2,945     2       8,356     7       8,636     6
Workers' compensation..............       673    --       1,059     1          --    --
Other..............................     3,120     2       8,096     7      12,085     9
                                     --------   ---    --------   ---    --------   ---
          Total net written
            premium................  $139,924   100%   $121,883   100%   $142,853   100%
                                     ========   ===    ========   ===    ========   ===

  Underwriting

     Direct

We underwrite direct business produced through independent agents and brokers, affiliated intermediaries, and by direct marketing efforts. Our direct underwriting is primarily general aviation, medical stop-loss and workers' compensation business.

     Reinsurance

Our insurance company subsidiaries participate in various insurance and reinsurance underwriting pools managed by our underwriting agency subsidiaries, primarily in the accident and health lines of business. Our insurance company subsidiaries also write facultative, or individual account, reinsurance, particularly in the aviation, marine and offshore energy, and property lines of business. Our facultative underwriting is typically on international business in order to comply with local licensing requirements or as reinsurance of captive insurance companies controlled by others, and can be considered direct business for most purposes, since we maintain underwriting and claims control. However, we record all of this business under the caption of "Reinsurance Assumed" in our financial statements.

     Aviation

Aviation underwriting was our largest overall line of business in 1999 and in recent years we have grown into a market leader in the aviation insurance industry. We insure general aviation risks, both domestically and internationally, including:

     - antique and vintage military aircraft;

     - cargo operations;

     - commuter airlines;

     - corporate aircraft;

     - fixed base operations;

     - military and law enforcement aircraft;

     - private aircraft owners and pilots; and

     - rotor wing aircraft.

We offer coverages that include hulls, engines, avionics and other systems, liabilities, war, cargo and other ancillary coverages. At this time, we do not generally insure major airlines, major manufacturers or satellites. Insurance claims related to general aviation business tend to be seasonal, with the majority of the claims being incurred during the spring and summer months.

Through Houston Casualty Company, our largest and most important insurance company subsidiary, we have been underwriting aviation risks since 1981. Avemco Insurance, which we acquired in 1997, has been insuring aviation risks since 1959. Our gross written premium has risen consistently since 1997, increasing from $164.5 million to $210.0 million in 1999. We have achieved this growth through the expansion of our existing businesses, as well as through acquisitions. Although, due to market conditions, domestic risks had not been our focus since the early 1990s, Houston Casualty increased its writing of domestic general aviation risks late in 1996 and, with the acquisition of Avemco Insurance and U.S. Specialty Insurance Company in mid-1997, we have become a major participant in the domestic general aviation insurance market. Our aviation underwriting agency subsidiary, HCC Aviation Insurance Group, Inc., further enhances our position. In 1997 and 1998, we experienced a decline in net written premium due to the implementation of HCC's reinsurance program at Avemco Insurance following Avemco's acquisition in 1997. Our aviation net written premium increased during 1999 because we increased our retentions, i.e., the portion of risk that we retain for our own account.

We maintain reinsurance on both a proportional basis, where we share a proportional part of the original premium and losses with reinsurers, and an excess of loss basis, where we transfer liability, premium and loss on a non-proportional basis above our net retention of risk to reinsurers, to protect us against severe losses on individual risks and catastrophe exposures. We believe that the aviation risks we underwrite carry a relatively low level of catastrophe exposures.

     Marine and Offshore Energy

We underwrite marine risks for ocean going vessels as well as inland, coastal trading and fishing vessels. In this area we write hull and machinery, liabilities, including protection and indemnity, marine cargo and various ancillary coverages.

We have underwritten marine risks since 1984, primarily in Houston Casualty. Competition has created downward pressure on premium rates since 1996, causing a reduction in our gross written premium since 1997 and a corresponding decrease in net written premium.

We maintain marine reinsurance on both a proportional and an excess of loss basis. We believe that the marine risks we underwrite carry a relatively low level of catastrophe exposure.

We have been underwriting offshore energy risks since 1988, primarily in Houston Casualty. Offshore energy risks include drilling rigs, production and gathering platforms, and pipelines. We underwrite physical damage, liabilities, business interruption and various ancillary coverages.

Rates have declined significantly during the past few years to levels where underwriting profitability is difficult to obtain. As a result, we have underwritten offshore energy risks on a very selective basis, striving for quality rather than quantity.

We maintain offshore energy reinsurance on both a proportional basis and an excess of loss basis to protect us against severe losses on individual risks and the catastrophic exposure that exists, for example, from a hurricane in the Gulf of Mexico or a major platform explosion in the North Sea.

     Property

We specialize in writing risks of large, often multinational, corporations, covering such commercial risks as hotels, office buildings, retail locations, factories, industrial plants, utilities, refineries, natural gas facilities and petrochemical plants. The insurance we offer includes business interruption, physical damage and catastrophe risks including flood and earthquake.

We have written property business since 1986, primarily through Houston Casualty. Gross written premium increased to $118.2 million in 1996 as premium rates increased following the Northridge earthquake in 1994. During 1996, premium rates began to soften and this trend has continued through

1999 due in a large part to excess capacity and the absence of significant catastrophe losses. Gross written premium declined from $85.4 million in 1997 to $63.3 million in 1999. Net written premium also declined from $8.6 million to $2.9 million in the same period. By design, our property gross written premium exceeds our net written premium by a substantial amount due to the amount of facultative reinsurance, which is the separately negotiated reinsurance of all or part of the coverage provided by a single policy, and other reinsurance purchased in order to protect us from catastrophe losses.

We maintain reinsurance on both a proportional basis and an excess of loss basis to ensure adequate reinsurance protection, particularly against catastrophic exposures. As an example, through December 31, 1999 we had gross losses of $60.8 million with respect to Hurricanes Georges and Mitch, both of which occurred during 1998. However, we incurred an after-tax net loss, after reinsurance, with respect to these hurricanes of only $4.3 million. We estimate our aggregate exposure in any individual catastrophe zone and maintain catastrophe reinsurance to cover our exposure to any one occurrence.

     Accident and Health Reinsurance

We began underwriting accident and health reinsurance risks through Houston Casualty during 1996. LDG Re, the underwriting agency we acquired that year, is the primary producer of this business. We underwrite reinsurance in the accident and health special risks, workers' compensation and alternative workers' compensation areas and occupational accident insurance for self-employed truckers. Our gross written premium increased from $39.8 million in 1997 to $157.7 million in 1999. This growth reflects Houston Casualty's increased participation in, and the growth of, the business written by LDG Re. Net written premium in this area has not increased as dramatically because Houston Casualty does not retain a large percentage of this premium.

     Medical Stop-loss

We write medical stop-loss business for employer sponsored self-insured health plans. Our underwriting agency subsidiary, HCC Benefits, produces this business. We first began writing this business in 1985 and gross written premium and net written premium have increased as a result of greater participation by our insurance company subsidiaries, primarily HCC Life and Avemco Insurance, in the business underwritten by HCC Benefits and the growth of HCC Benefits' business internally and through acquisitions, most notably of Centris. The 1999 gross written premium underwritten in our insurance company subsidiaries was $69.3 million and is expected to exceed $360.0 million in 2000. When measured on a gross written premium basis, medical stop-loss is expected to be our largest single line of business in 2000. We maintain reinsurance on a proportional basis and believe that these risks carry a relatively low level of catastrophe exposure.

     Workers' Compensation

We began writing statutory workers' compensation business in 1998, primarily through U.S. Specialty, and expect to expand these writings through HCC Employer Services, Inc. It is our intent to grow this line of business in the future, both internally and through acquisition. We expect that gross written premium and net written premium will increase although we will continue to purchase a substantial amount of reinsurance. Losses in this line of business generally take longer to develop than in our other lines of business.

We maintain reinsurance on both a proportional and excess of loss basis. There is a relatively low level of catastrophe exposure in our workers' compensation line of business because we do not write significant amounts of business in states with high potential claim concentrations such as California.

  Insurance Company Subsidiaries

     Houston Casualty Company

Houston Casualty is our principal insurance company subsidiary. It is rated "A+ (Superior), VIII" by A.M. Best and "AA" by Standard & Poor's, two independent agencies whose ratings are intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders. Houston Casualty operates worldwide in most of our lines of business. Houston Casualty receives business through independent agents and brokers, our underwriting agency and intermediary subsidiaries, and other insurance and reinsurance companies worldwide. Houston Casualty has a highly experienced staff of underwriters trained to deal with the high value, complicated exposures prevailing in many of the lines of business in which we specialize. As of December 31, 1999, Houston Casualty had statutory policyholders' surplus, which is its total admitted assets less total liabilities determined in accordance with SAP, of $250.2 million.

     Houston Casualty Company-London

Houston Casualty was authorized by Her Majesty's Treasury in 1998 to operate a full branch office in the United Kingdom. Houston Casualty established its London branch operation in order to more closely align its underwriting operations with the London market, a historical focal point for much of the business that Houston Casualty underwrites. To this end, we have transferred most of the underwriting responsibility for the lines of business Houston Casualty writes, except aviation and, to some extent, accident and health reinsurance, to this branch.

     HCC Life Insurance Company

HCC Life is an Indiana domiciled life insurance company which became a direct subsidiary of Houston Casualty in December, 1999 following the Centris acquisition. HCC Life is rated "A- (Excellent), VII" by A.M. Best and operates as an accident, health and life insurer on an admitted basis in 41 states and the District of Columbia. We expect to expand HCC Life's operations through its utilization as an insurer of medical stop-loss and related life insurance products underwritten by HCC Benefits. At December 31, 1999, HCC Life had statutory policyholders' surplus of $70.5 million.

     U.S. Specialty Insurance Company

U.S. Specialty is a Texas domiciled property and casualty insurance company. It is a direct subsidiary of Houston Casualty. U.S. Specialty is rated "A+ (Superior), VIII" by A.M. Best and "AA" by Standard & Poor's. U.S. Specialty operates on an admitted basis throughout the United States, primarily writing general aviation, workers' compensation and alternative workers' compensation insurance produced by our underwriting agency subsidiaries. As of December 31, 1999, U.S. Specialty had statutory policyholders' surplus of $104.4 million.

     Avemco Insurance Company

Avemco Insurance was organized in 1959 and became our subsidiary in June, 1997. Avemco Insurance is a Maryland domiciled property and casualty insurer, is rated "A+ (Superior), VII" by A.M. Best and "AA" by Standard & Poor's and is operating as a direct market underwriter of general aviation business on an admitted basis throughout the United States and Canada (except Quebec). In addition, Avemco Insurance has become the primary insurer of medical stop-loss products underwritten by HCC Benefits. At December 31, 1999, Avemco Insurance had statutory policyholders' surplus of $62.5 million.

UNDERWRITING AGENCY OPERATIONS

Our underwriting agency subsidiaries act on behalf of our insurance companies and those of other firms, and provide insurance underwriting management and claims administration services. The underwriting agency subsidiaries do not assume any insurance or reinsurance risk themselves and generate revenues based entirely on management fees and profit commissions. These subsidiaries are in a position to direct and control business that they produce. Our insurance company subsidiaries serve as policy issuing companies for most of the business written by our underwriting agencies. Our insurance company subsidiaries may retain a portion of the risk and reinsure the remainder with unaffiliated insurance companies or reinsure all of the risk. In instances where our insurance companies are not the policy issuing company, our insurance companies may reinsure the business written by the underwriting agencies. Management fees generated by underwriting agency subsidiaries in 1999 amounted to $90.7 million.

  Lines of Business

This table shows our underwriting agency subsidiaries' written premium by lines of business for the periods indicated (dollars in thousands):

                                             FOR THE YEARS ENDED DECEMBER 31,
                                  ------------------------------------------------------
                                       1999                1998                1997
                                  --------------      --------------      --------------
Accident and health
  reinsurance...................  $452,017    53%     $356,530    50%     $258,716    55%
Aviation........................    91,156    11        92,668    13        49,581    10
Medical stop-loss...............   184,302    22       182,528    26        93,435    20
Occupational accident...........    54,000     6        48,100     7        46,909    10
Workers' compensation...........    52,758     6         4,429     1            --    --
Other...........................    13,883     2        21,932     3        24,798     5
                                  --------   ---      --------   ---      --------   ---
          Total written
            premium.............  $848,116   100%     $706,187   100%     $473,439   100%
                                  ========   ===      ========   ===      ========   ===

  Underwriting Agency Subsidiaries

     LDG Reinsurance Corporation

LDG Re, with operations in Wakefield, Massachusetts and New York, New York, acts as an underwriting manager writing accident and health special risks, workers' compensation and alternative workers' compensation reinsurance. LDG Re generated approximately $360.2 million of written premium in 1999, the majority of which was written on behalf of non-affiliated insurance companies.

     LDG Re (London), Ltd.

LDG Re (London), located in London, England, is an underwriting manager writing accident and health reinsurance business. LDG Re (London) generated approximately $90.1 million of written premium in 1999. LDG Re (London) underwrites primarily on behalf of Houston Casualty-London.

     HCC Benefits Corporation

HCC Benefits, with its home office in Atlanta, Georgia and regional offices in Costa Mesa, California; Wakefield, Massachusetts; Minneapolis, Minnesota; and Dallas, Texas, acts as an underwriting manager writing medical stop-loss and excess medical insurance products for employer sponsored self-insured health plans. In 1999, HCC Benefits generated approximately $184.3 million of medical stop-loss written premium and $6.7 million of other written premium, the majority of which was underwritten on behalf of non-affiliated insurance companies. In 1999, the agencies acquired from Centris in December of that year and now included in HCC Benefits generated approximately $214.2 million of written premium. We expect that a substantial part of the 2000 estimated written premium for HCC Benefits of $425.0 million will be issued through Avemco Insurance and HCC Life.

     HCC Aviation Insurance Group, Inc.

HCC Aviation, with offices in Dallas, Texas and Glendale, California, along with our insurance company subsidiary Avemco Insurance, provides the base for our substantial presence in the domestic general aviation market. HCC Aviation acts as an underwriting manager on behalf of U.S. Specialty in the areas of private and corporate aircraft, commercial agricultural aircraft, antique and vintage military aircraft, small to medium sized airports, and commercial operators. HCC Aviation generated approximately $91.1 million of written premium in 1999.

     HCC Employer Services, Inc.

HCC Employer Services, with operations in Northbrook, Illinois; Montgomery, Alabama; and Dallas, Texas, acts as an underwriting manager on behalf of our insurance company subsidiaries and other unaffiliated insurance companies, providing workers' compensation insurance to small and medium size businesses and occupational accident and health insurance to self-employed truckers. HCC Employer Services generated approximately $101.6 million in written premium in 1999.

COMBINED INSURANCE COMPANY AND UNDERWRITING AGENCY OPERATIONS

Our combined gross written premium in 1999 was over $1.1 billion, after intercompany eliminations. Our insurance company operations wrote $568.3 million of gross written premium and our underwriting agencies wrote $848.1 million of written premium, before intercompany eliminations.

INTERMEDIARY OPERATIONS

Our intermediary subsidiaries provide a variety of services, including marketing, placing, consulting on and servicing insurance risks for their clients, which include medium to large corporations, insurance and reinsurance companies and other risk taking entities. The intermediary subsidiaries earn commission income and to a lesser extent fees for certain services, generally paid by the underwriters with whom the business is placed. Some of these risks may be initially underwritten by the Company's insurance company subsidiaries, which may retain a portion of the risk. Commission income generated by our intermediary subsidiaries in 1999 amounted to $54.6 million.

     HCC Employee Benefits, Inc.

HCC Employee Benefits, based in Houston, Texas, is a retail insurance agency and consulting firm specializing in life, accident and health insurance for employee benefit plans of medium and large commercial customers throughout the United States. We expect to increase this business through acquisition.

     HCC Intermediaries, Inc.

HCC Intermediaries, based in Houston, Texas, is an intermediary specializing in marketing and servicing large, complicated insurance and reinsurance programs placed on behalf of multinational clients operating in our lines of business. This business is placed with domestic and international insurance companies, including our insurance companies, on a direct basis and through other intermediaries. In addition, HCC Intermediaries acts as a reinsurance intermediary on behalf of affiliated and non-affiliated insurance companies.

     Rattner MacKenzie Limited

Rattner MacKenzie is an intermediary based in London, England. Rattner MacKenzie is a Lloyd's broker specializing in accident and health reinsurance and some specialty property and casualty lines of business. Rattner MacKenzie is considered a market leader in its core businesses. Rattner MacKenzie serves as an intermediary for reinsurance business placed by unaffiliated insurance and reinsurance companies and underwriting agencies as well as our insurance company subsidiaries.

OTHER OPERATIONS

Our other operations consist of subsidiaries that are not insurance companies, underwriting agencies or intermediaries. These operations provide insurance related services to our subsidiaries, our reinsurers and unaffiliated entities. The revenue earned from these services primarily consists of fees, commissions or the sales price of products sold. The subsidiaries currently operating in this segment provide insurance claims adjusting services. Additionally, other operations include the returns received from our insurance related strategic investments which we make from time to time. These returns may be in the form of equity in the earnings of the company in which we invested, dividends or gains from the disposition of these investments. Other operating income was $28.5 million in 1999.

REINSURANCE CEDED

We purchase reinsurance to reduce our net liability on individual risks, to protect against catastrophic losses and to achieve a desired ratio of net written premium to policyholders' surplus. We purchase reinsurance on both a proportional and an excess of loss basis. We believe that we reinsure our risks to a greater extent than most of our competitors and most other insurance companies. We use this strategy to protect our shareholders' equity. Under our current reinsurance protections, we have limited our net retained loss, or the amount we keep for our own account, across any single line of business to a maximum of approximately $2.0 million for any one risk, but significantly less on most risks.

The type, cost and limits of reinsurance we purchase can vary from year to year based upon our desired retention levels and the availability of quality reinsurance at a reasonable price. Our reinsurance programs renew throughout the year. Our excess of loss programs that expired in 1999 have been renewed with some increase in reinsurance costs. Additionally, we retained higher percentages of our business in connection with certain lines of business which are reinsured on a proportional basis. We plan to continue to increase our retentions as underwriting conditions in various lines of business improve.

We consider the maintenance of reinsurance protection to be an important part of our business plan, protecting shareholders' equity from catastrophe losses and fluctuations in the insurance market cycles of the insurance industry. We have built important relationships over the years with many core reinsurers. We intend to continue to share our business with these partners as underwriting profitability returns in an improving market in order to build even stronger relationships for the future. We believe that increased retentions during profitable periods are made possible not at the sacrifice of core reinsurers but through reduction of facultative reinsurance and the natural attrition of certain reinsurers who exit lines of business or curtail their writings for other reasons. This reduction in reinsurance market capacity causes rates to rise but the increased rates historically have been passed on to the original insureds.

We structure a specific reinsurance program for each line of business we underwrite. We place this reinsurance in order to protect our insurance companies from exposure to foreseeable events. We place reinsurance proportionally to cover loss frequency and catastrophe exposure. We obtain additional reinsurance on an excess of loss basis to cover individual risk severity of loss and on a catastrophe basis to cover exposure from occurrences involving multiple risks, such as those resulting from a hurricane or an earthquake. Additionally, we may also obtain facultative reinsurance protection on an excess of loss or proportionate basis on any single risk. We do not intend to expose our assets to any net loss in excess of our reinsurance protection.

We write business in areas exposed to catastrophic losses and have exposures to this type of loss in California, the United States Atlantic Coast, certain United States Gulf Coast states, particularly Florida and Texas, the Caribbean, Mexico and the North Sea. We carefully assess our overall exposure to a single catastrophic event and apply procedures that are more conservative than are typically used by the industry to ascertain our probable maximum loss from any single event. We maintain reinsurance protection which we believe is sufficient to cover any foreseeable event.

In general, we receive an overriding (ceding) commission on the premium ceded to reinsurers. This compensates our insurance company for the direct costs associated with the production of the business, the servicing of the business during the term of the policies ceded and the costs associated with the placement of the related reinsurance. In addition, certain of our reinsurance treaties allow us to share with the reinsurers in any net profits generated under such treaties.

Various intermediaries, including HCC Intermediaries and Rattner MacKenzie, arrange for the placement of this reinsurance coverage on our behalf and are compensated, directly or indirectly, by the reinsurers.

The ceding of reinsurance does not discharge our insurance companies from liability to their policyholders. Our insurers are required to pay losses even if the reinsurer fails to meet its obligations under the reinsurance contract. To minimize our exposure to reinsurance credit risk, we place our reinsurance with a diverse group of financially sound reinsurers. Our current treaty reinsurance programs, which provide reinsurance of a specified category of risks defined in a reinsurance contract, or "treaty," between the primary insurer and reinsurer, were placed with more than 92 domestic and foreign reinsurers. As of December 31, 1999, the total amount recoverable from reinsurers was approximately $736.5 million, of which $91.3 million represents paid losses recoverable (in the ordinary course of business), $53.2 million represents a balance due from a commutation (which is a contractual arrangement between a primary insurer and its reinsurer that settles all outstanding and future liabilities between the companies) and $597.5 million represents outstanding losses and estimated incurred but not reported, or losses that have occurred but have not yet been reported to the insurer, which are also known as IBNR, loss recoverables, less a $5.5 million reserve for potentially uncollectible reinsurance. In addition, ceded unearned premium was $133.7 million. Of the $736.5 million, $122.8 million was added as a result of the Centris acquisition in December, 1999. As of December 31, 1999, we held $154.1 million of irrevocable letters of credit and $19.9 million in cash to collateralize a portion of the total amount recoverable and had other payable balances due to our reinsurers of $213.0 million as potential offsets against reinsurance recoverables. The estimated duration for our outstanding losses is two years, as the majority of our business has historically had shorter lead times between the occurrence of an insured event and the final settlement.

The table below shows property and casualty reinsurance balances relating to the reinsurers with net recoverable balances greater than $10.0 million as of December 31, 1999. The total recoverables column includes paid loss recoverable, outstanding loss recoverable, IBNR recoverables and ceded unearned premium (dollars in thousands).

                                A.M.                                    LETTERS OF CREDIT,
                                BEST                        TOTAL       CASH DEPOSITS AND
REINSURER                      RATING      LOCATION      RECOVERABLES     OTHER PAYABLES       NET
---------                      ------   --------------   ------------   ------------------   --------
Underwriters at Lloyd's......  A        United Kingdom     $156,650          $22,805         $133,845
Underwriters Indemnity
  Company(1).................  A-       Texas                50,451            4,201           46,250
SCOR Reinsurance Company.....  A+       New York             41,137            1,740           39,397
AXA Reinsurance Company......  A+       Delaware             37,690            5,013           32,677
NAC Reinsurance Company(2)...  A+       New York             23,153            6,105           17,048
Transamerica Occidental Life
  Ins. Co....................  A+       California           22,481            6,102           16,379
St. Paul Fire and Marine
  Insurance Co...............  A+       Minnesota            17,577            1,721           15,856
Odyssey America Reinsurance
  Corp.......................  A        Connecticut          19,114            5,891           13,223
Sun Life Assurance Company of
  Canada.....................  A++      Canada               17,996            4,786           13,210
GE Reinsurance...............  A++      Illinois             16,535            4,869           11,666
Chartwell Reinsurance
  Company(3).................  A        Minnesota            12,736            2,074           10,662

---------------

(1) Underwriters Indemnity Company was acquired by RLI Corporation in January, 1999.

(2) NAC Reinsurance Corporation was acquired by XL Capital, Ltd. in June, 1999.

(3) Chartwell Reinsurance Company was acquired by Trenwick Group, Inc. in October, 1999.

Since 1999, a number of reinsurers have delayed or suspended the payment of amounts recoverable under reinsurance contracts to which we are a party. Such delays have affected, though not materially to date, the liquidity and investment income of our insurance company subsidiaries. In addition, a number of reinsurers have claimed they are not liable for payment to us, and, in one or more cases have sought arbitration of these matters. We are currently in negotiations with most of these parties. If such negotiations do not result in a satisfactory resolution of the matters in question, we will seek a judicial or arbitral determination of these matters.

Prior to our acquisition of Centris, its life insurance company subsidiary, now HCC Life, sold its entire block of life insurance and annuity business to Life Reassurance Corporation of America in the form of an indemnity reinsurance contract. Ceded life and annuity benefits amounted to $95.8 million as of December 31, 1999.

In 1999, our insurance company subsidiaries recorded a $43.5 million provision for reinsurance to reflect an estimated $29.5 million pre-tax loss for the insolvency of a reinsurer and an estimated $14.0 million pre-tax loss, the majority of which represents the discount on ceded reserves, related to the commutation of all liabilities with another reinsurer discussed above. In connection with the commutation, we received cash and other amounts totaling $56.5 million.

OPERATING RATIOS

  Premium to Surplus Ratio

This table shows, for the periods indicated, the ratio of statutory gross written premium and net written premium to statutory policyholders' surplus, or the total admitted assets less total liabilities, for our property and casualty insurance company subsidiaries (dollars in thousands):

                                                    FOR THE YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1999       1998       1997       1996       1995
                                          --------   --------   --------   --------   --------
Gross written premium...................  $576,184   $500,962   $346,094   $340,367   $338,753
Net written premium.....................   150,261    123,315    143,068    189,022    184,028
Policyholders' surplus..................   315,474    369,401    331,922    288,863    251,125
Gross written premium ratio.............     182.6%     135.6%     104.3%     117.8%     134.9%
Gross written premium industry
  average(1)............................     154.1%     147.9%     154.7%     179.9%     194.0%
Net written premium ratio...............      47.6%      33.4%      43.1%      65.4%      73.3%
Net written premium industry
  average(1)............................      85.5%      84.3%      89.7%     105.2%     113.0%

---------------

(1) Source: A.M. Best.

While there is no statutory requirement regarding a permissible premium to policyholders' surplus ratio, guidelines established by the National Association of Insurance Commissioners, or NAIC, provide that a property and casualty insurer's annual statutory gross written premium should not exceed 900% and net written premium should not exceed 300% of its policyholders' surplus. However, industry standards and rating agency criteria place these ratios at 300% and 200%, respectively. In keeping with our philosophy of protecting our shareholders' equity and limiting our aggregate loss exposure, we maintain premium to surplus ratios significantly lower than the NAIC's guidelines and well below industry norms. We expect to increase these ratios, however, as our insurance company subsidiaries continue to increase their participation as policy issuers for business written by our underwriting agency subsidiaries and their retention of that business.

  Combined Ratio

The underwriting experience of a property and casualty insurance company is indicated by its combined ratio, which is a combination of the loss ratio, or the ratio of insured losses and loss adjustment expenses to net earned premium, and the expense ratio, which is the ratio of policy acquisition costs and other underwriting expenses, net of ceding commissions, to net written premium. Our insurance subsidiaries' loss ratio, expense ratio and combined ratio, determined on the basis of SAP, are shown in the following table for the periods indicated:

                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                 -------------------------------------
                                                 1999    1998    1997    1996    1995
                                                 -----   -----   -----   -----   -----
Loss ratio.....................................  107.1%   67.2%   61.6%   64.4%   66.4%
Expense ratio..................................   22.8    15.7    17.2    19.2    18.1
                                                 -----   -----   -----   -----   -----
Combined ratio.................................  129.9%   82.9%   78.8%   83.6%   84.5%
                                                 =====   =====   =====   =====   =====
Combined ratio excluding the effects of the
  provision for reinsurance in 1999............  104.1%
                                                 =====
Industry average combined ratio................  107.8%  105.6%  101.6%  105.8%  106.4%

The SAP basis ratio data is not intended to be a substitute for results of operations on the basis of GAAP. The differences between SAP and GAAP are described in Note (15) of our consolidated financial statements included in this prospectus. Including this information on a SAP basis is meaningful and useful to allow a comparison of our operating results with those of other companies in the insurance industry. The source of the industry average is A.M. Best. A.M. Best reports on insurer performance on a SAP basis to provide for more standardized comparisons among individual companies, as well as overall industry performance.

RESERVES

Applicable insurance laws require us to maintain reserves to cover our estimated ultimate liability for reported and incurred but not reported losses under insurance and reinsurance policies that we wrote and for loss adjustment expenses relating to the investigation and settlement of policy claims. In most cases, we estimate such losses and claims costs through an evaluation of individual claims. However, for some types of claims, we use an average reserving method until more information becomes available to permit an evaluation of individual claims.

We establish loss reserves for individual claims by evaluating reported claims on the basis of:

     - the type of loss;

     - jurisdiction of the occurrence;

     - our knowledge of the circumstances surrounding the claim;

     - the severity of injury or damage;

     - the potential for ultimate exposure;

     - the information and reports received from ceding insurance companies where applicable; and

     - our experience with the insured and the line of business and policy provisions relating to the particular type of claim.

We establish loss reserves for incurred but not reported losses based in part on statistical information and in part on industry experience with respect to the probable number and nature of claims arising from occurrences that have not been reported. We also establish our reserves based on predictions of future events, our estimates of future trends in claims severity, and other subjective factors. The net GAAP and SAP reserves of each of our insurance company subsidiaries are established in conjunction with and reviewed by our in-house actuarial staff, and our SAP reserves are certified annually by our independent actuaries. In 1999, PricewaterhouseCoopers LLP certified the SAP reserves of our insurance company subsidiaries with the exception of certain of the insurance company subsidiaries acquired with the Centris Group. These Centris subsidiaries' SAP reserves were certified by the independent actuaries of Centris.

With respect to some classes of risks, the period of time between the occurrence of an insured event and the final settlement of a claim may be many years, and during this period it often becomes necessary to adjust the claim estimates either upward or downward. Certain classes of marine and offshore energy and workers' compensation insurance underwritten by our insurance companies have historically had longer lead times between the occurrence of an insured event, reporting of the claim, and final settlement. In such cases, we are forced to estimate reserves over long periods of time with the possibility of several adjustments to reserves. Other classes of insurance that we underwrite, such as most aviation, property and medical stop-loss, historically have shorter lead times between the occurrence of an insured event, reporting of the claim and final settlement. The reserves with respect to these classes are, therefore, less likely to be adjusted. The majority of the risks currently underwritten by our insurance companies tend to have shorter lead times.

The reserving process is intended to reflect the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived trends. However, there is no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, or to the way one factor may impact another.

We underwrite, directly and through reinsurance, risks which are denominated in a number of foreign currencies, and therefore maintain loss reserves with respect to these policies in the respective currencies. These reserves are subject to exchange rate fluctuations, which may have an effect on our earnings. We may attempt to limit our exposure to future currency fluctuations through the use of foreign currency forward contracts.

The loss development triangles below show changes in our GAAP reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on the basis of generally accepted accounting principles. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

The first line of each loss development triangle presents, for the years indicated, the gross or net reserve liability including the reserve for incurred but not reported losses. The first section of each table shows, by year, the cumulative amounts of loss and loss adjustment expense paid as of the end of each succeeding year. The second section sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The "cumulative redundancy (deficiency)" represents, as of the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

This loss development triangle shows development in loss reserves on a gross basis (dollars in thousands):

                                         1999       1998       1997       1996       1995       1994       1993       1992
                                       --------   --------   --------   --------   --------   --------   --------   ---------
Balance sheet gross reserves:........  $871,104   $460,511   $275,008   $229,049   $200,756   $170,957   $144,178   $ 129,503
Cumulative paid as of:
  One year later.....................              229,746    160,324    119,453    118,656     97,580     82,538      83,574
  Two years later....................                         209,724    179,117    167,459    143,114    126,290     130,379
  Three years later..................                                    193,872    207,191    166,541    157,509     158,973
  Four years later...................                                               214,046    192,540    176,472     182,193
  Five years later...................                                                          195,930    195,269     192,512
  Six years later....................                                                                     197,147     213,052
  Seven years later..................                                                                                 215,280
Re-estimated liability as of:
  End of year........................   871,104    460,511    275,008    229,049    200,756    170,957    144,178     129,503
  One year later.....................              550,545    308,501    252,236    243,259    186,898    163,967     162,827
  Two years later....................                         316,250    249,013    248,372    207,511    183,015     176,817
  Three years later..................                                    250,817    247,053    214,738    203,137     194,419
  Four years later...................                                               248,687    220,695    211,546     215,531
  Five years later...................                                                          217,892    218,182     222,746
  Six years later....................                                                                     214,498     234,115
  Seven years later..................                                                                                 231,269
Cumulative gross redundancy
  (deficiency).......................             $(90,034)  $(41,242)  $(21,768)  $(47,931)  $(46,935)  $(70,320)  $(101,766)

The gross deficiencies reflected in the table result from three principal conditions:

     - The development of large claims on individual policies which were either reported late by or for which reserves were increased as subsequent information became available from the insurance companies that are responsible for adjusting the claims. However, as these policies were substantially reinsured by our insurers, there was no material effect to our net earnings.

     - During 1999, in connection with the insolvency of one of our reinsurers and the commutation of all liabilities with another, we re-evaluated all reserves and incurred but not reported reserves related to business placed with these reinsurers to determine the ultimate losses we might conservatively expect. These reserves were then used as the basis for the determination of the provision for reinsurance recorded in 1999.

     - For the years prior to 1997, the runoff of the retrocessional excess of loss business, which we underwrote between 1988 and 1991, experienced gross development. This development was due primarily to the delay in reporting of losses by the London insurance market, coupled with the unprecedented number of catastrophe losses during that period. This business is substantially reinsured; therefore, the related losses we experienced did not have a material adverse effect on our net earnings.

This loss development triangle shows development in loss reserves on a net basis (dollars in thousands):

                             1999       1998       1997       1996       1995       1994       1993       1992       1991
                           --------   --------   --------   --------   --------   --------   --------   --------   --------
Gross reserves for loss
 and loss adjustment
 expense.................  $871,104   $460,511   $275,008   $229,049   $200,756   $170,957   $144,178   $129,503   $123,248
Less reinsurance
 recoverables............   597,498    341,599    155,374    111,766    101,497     95,279     82,289     81,075     83,727
                           --------   --------   --------   --------   --------   --------   --------   --------   --------
Reserves for loss and
 loss adjustment expense,
 net of reinsurance......   273,606    118,912    119,634    117,283     99,259     75,678     61,889     48,428     39,521
Effect on loss reserves
 of 1999 write off of
 ceded outstanding and
 IBNR reinsurance
 recoverables............        --     63,851     15,008      2,636      1,442         51         --         --         --
                           --------   --------   --------   --------   --------   --------   --------   --------   --------
Reserves for loss and
 loss adjustment expense
 net of reinsurance and
 adjusted for write
 off.....................   273,606    182,763    134,642    119,919    100,701     75,729     61,889     48,428     39,521
Cumulative paid, net of
 reinsurance, as of:
 One year later..........               56,052     48,775     47,874     41,947     36,500     29,258     18,978     18,416
 Two years later.........                          64,213     66,030     56,803     49,283     41,207     32,733     23,057
 Three years later.......                                     72,863     64,798     56,919     46,576     36,536     31,903
 Four years later........                                                67,355     60,441     51,536     38,480     33,875
 Five years later........                                                           61,781     53,110     40,327     34,970
 Six years later.........                                                                      53,879     40,550     36,203
 Seven years later.......                                                                                 41,133     35,413
 Eight years later.......                                                                                            35,960
 Nine years later........
 Ten years later.........
Re-estimated liability,
 net of reinsurance, as
 of:
 End of year.............   273,606    182,763    134,642    119,919    100,701     75,729     61,889     48,428     39,521
 One year later..........              187,377    120,049    116,145     95,764     72,963     59,659     45,812     38,575
 Two years later.........                         116,745    101,595     94,992     74,887     60,079     44,964     38,656
 Three years later.......                                     97,353     85,484     76,474     62,224     46,129     39,176
 Four years later........                                                80,890     73,660     64,377     48,993     40,407
 Five years later........                                                           69,528     64,103     50,785     43,418
 Six years later.........                                                                      59,408     50,585     45,142
 Seven years later.......                                                                                 46,071     43,924
 Eight years later.......                                                                                            39,858
 Nine years later........
 Ten years later.........
Cumulative net redundancy
 (deficiency)............             $ (4,614)  $ 17,897   $ 22,566   $ 19,811   $  6,201   $  2,481   $  2,357   $   (337)

                             1990      1989
                           --------   -------
Gross reserves for loss
 and loss adjustment
 expense.................  $108,027   $96,477
Less reinsurance
 recoverables............    60,194    45,160
                           --------   -------
Reserves for loss and
 loss adjustment expense,
 net of reinsurance......    47,833    51,317
Effect on loss reserves
 of 1999 write off of
 ceded outstanding and
 IBNR reinsurance
 recoverables............        --        --
                           --------   -------
Reserves for loss and
 loss adjustment expense
 net of reinsurance and
 adjusted for write
 off.....................    47,833    51,317
Cumulative paid, net of
 reinsurance, as of:
 One year later..........    23,450    22,660
 Two years later.........    33,815    34,300
 Three years later.......    35,912    40,806
 Four years later........    42,465    41,878
 Five years later........    43,422    46,734
 Six years later.........    43,690    47,164
 Seven years later.......    44,611    47,229
 Eight years later.......    43,715    47,928
 Nine years later........    44,203    46,308
 Ten years later.........              46,646
Re-estimated liability,
 net of reinsurance, as
 of:
 End of year.............    47,833    51,317
 One year later..........    44,887    49,475
 Two years later.........    45,435    47,313
 Three years later.......    44,689    48,085
 Four years later........    45,507    47,884
 Five years later........    46,805    47,933
 Six years later.........    48,932    48,086
 Seven years later.......    50,190    49,392
 Eight years later.......    49,732    50,324
 Nine years later........    47,422    50,101
 Ten years later.........              48,479
Cumulative net redundancy
 (deficiency)............  $    411   $ 2,838

We believe that our loss reserves are adequate to provide for all material net incurred losses.

This table provides a reconciliation of the gross liability of loss and loss adjustment expense on a GAAP basis for the periods indicated (dollars in thousands):

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
Reserves for loss and loss adjustment expenses at beginning
  of year...................................................  $460,511    $275,008    $229,049
Reserves acquired with purchase of subsidiaries.............   146,233       3,877       1,919
Provision for loss and loss adjustment expense for claims
  occurring in the current year.............................   595,425     461,429     269,505
Increase in estimated loss and loss adjustment expense for
  claims occurring in the prior years(1)....................    90,034      33,493      23,187
                                                              --------    --------    --------
Incurred loss and loss adjustment expense...................   685,459     494,922     292,692
                                                              --------    --------    --------
Loss and loss adjustment expense payments for claims
  occurring during:
  Current year..............................................   191,353     152,972     129,199
  Prior years...............................................   229,746     160,324     119,453
                                                              --------    --------    --------
Loss and loss adjustment expense payments...................   421,099     313,296     248,652
                                                              --------    --------    --------
Reserves for loss and loss adjustment expense at the of the
  year......................................................  $871,104    $460,511    $275,008
                                                              ========    ========    ========

---------------

(1) Changes in loss and loss adjustment expense reserves on a GAAP basis, for losses occurring in prior years, reflect the gross effect of the resolution of losses for other than the reserve value and the subsequent adjustments of loss reserves.

This table provides a reconciliation of the liability for loss and loss adjustment expense, net of reinsurance ceded, on a GAAP basis for the periods indicated (dollars in thousands):

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
Reserves for loss and loss adjustment expense at beginning
  of year...................................................  $118,912    $119,634    $117,283
Reserves acquired with purchase of subsidiaries.............    55,523       3,877       1,919
Effect on loss reserves of write off of ceded outstanding
  and incurred but not reported reinsurance recoverables....    82,343          --          --
Provision for loss and loss adjustment expense for claims
  occurring in the current year.............................   105,036     105,895     100,288
Increase (decrease) in estimated loss and loss adjustment
  expense for claims occurring in prior years(1)............     4,614     (14,593)     (3,774)
                                                              --------    --------    --------
Incurred loss and loss adjustment expense...................   109,650      91,302      96,514
                                                              --------    --------    --------
Loss and loss adjustment expense payments for claims
  occurring during:
  Current year..............................................    36,770      47,126      48,208
  Prior years...............................................    56,052      48,775      47,874
                                                              --------    --------    --------
Loss and loss adjustment expense payments...................    92,822      95,901      96,082
                                                              --------    --------    --------
Reserves for loss and loss adjustment expense at end of the
  year......................................................  $273,606    $118,912    $119,634
                                                              ========    ========    ========

---------------

(1) Changes in loss and loss adjustment expense reserves on a GAAP basis, for losses occurring in prior years, reflect the net effect of the resolution of losses for other than the reserve value and the subsequent adjustments of loss reserves.

Although we experienced a gross loss deficiency during the three years ended December 31, 1999, because the business is substantially reinsured in the lines where adverse development has occurred, there was no material adverse effect to our insurance companies on a net loss basis.

During 1999, we had net loss and loss adjustment expense deficiency of $4.6 million relating to prior year losses compared to redundancies of $14.6 million in 1998 and $3.8 million in 1997. The deficiency and redundancies in the net reserves result from our actuaries' continued review of loss reserves and the increase or reduction of reserves as losses are finally settled and claims exposures are reduced. We believe we have provided for all material net incurred losses.

Avemco Insurance, which we acquired in June, 1997, recorded a $10.0 million increase in loss and loss adjustment expense reserves during December, 1997, predominately related to 1995 and 1996 claims incurred prior to HCC's acquisition of Avemco. This deficiency is included in the net redundancy recorded for 1997. This increase in reserves was made in an effort to make Avemco Insurance's reserving practices consistent with the more conservative method used by HCC's other insurance company operations. We expect the increase in loss reserves to be adequate to cover any subsequent adverse development of Avemco Insurance's losses prior to our acquisition.

We have no material exposure to environmental pollution losses, because Houston Casualty only began writing business in 1981 and its policies normally contain pollution exclusion clauses which limit pollution coverage to "sudden and accidental" losses only, thus excluding intentional (dumping) and seepage claims. Policies issued by HCC Life, Avemco Insurance and U.S. Specialty, because of the types of risks insured, are not considered to have significant environmental exposures. We do not expect to experience any material development in reserves for environmental pollution claims.

INVESTMENTS

Insurance company investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, and preferred and common equity securities. As of December 31, 1999, we had $581.3 million of investment assets. The majority of our investment assets are held by our insurance company subsidiaries. All of our securities are classified as available for sale and are recorded at market value.

Our investment policy is determined by our Board of Directors and our Investment Committee and is reviewed on a regular basis. In January, 2000, we engaged a nationally prominent investment advisor, New England Asset Management, a subsidiary of Berkshire Hathaway, Inc., to oversee our investments and to make recommendations to our Board's Investment Committee. Under our investment policy, we concentrate our investments in obligations of states, municipalities and political subdivisions. The interest income from these investments is predominantly exempt from federal income tax. Although we generally intend to hold these securities to maturity, we regularly re-evaluate our position based upon market conditions. Beginning in the second quarter of 2000, our purchases have been focused on taxable fixed income investments. These purchases have had no significant effect on the average credit rating of our investments, but have shortened the duration of our investment portfolio. As of June 30, 2000, our fixed income securities have a weighted average maturity of five years and a weighted average duration of four years.

Our financial statements reflect an unrealized loss on fixed income securities available for sale as of December 31, 1999, of $893,000.

We have maintained a substantial level of cash and liquid short-term instruments in our insurance company subsidiaries in order to maintain the ability to fund losses of our insureds. Our underwriting agencies and intermediaries typically have short-term investments, which are fiduciary funds held on behalf of others. As of December 31, 1999, we had cash and short-term investments of approximately $242.2 million, of which $167.4 million were in our agency and intermediary subsidiaries.

This table shows a profile of our investments. The table shows the average amount of investments, income earned, and the yield thereon for the periods indicated (dollars in thousands):

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         1999        1998        1997
                                                       ---------   ---------   ---------
Average investments..................................  $552,654    $522,209    $496,010
Net investment income................................    30,933      29,335      27,587
Average yield(1).....................................       5.6%        5.6%        5.6%
Average tax equivalent yield(1)......................       7.1%        7.3%        7.3%

---------------

(1) Excluding realized and unrealized capital gains and losses.

This table summarizes, by type, our investments as of December 31, 1999 (dollars in thousands):

                                                                         PERCENT
                                                               AMOUNT    OF TOTAL
                                                              --------   --------
Short-term investments......................................  $215,694      37%
U.S. Treasury securities....................................    57,505      10
Obligations of states, municipalities and political
  subdivisions..............................................    99,459      17
Special revenue bonds.......................................   163,644      28
Corporate and other fixed income securities.................    21,504       4
Mortgage backed securities..................................       529      --
Marketable equity securities................................    19,970       3
Other investments...........................................     3,017       1
                                                              --------     ---
          Total investments.................................  $581,322     100%
                                                              ========     ===

This table summarizes, by rating, the market value of our investments in fixed income securities as of December 31, 1999 (dollars in thousands):

                                                                         PERCENT
RATING                                                         AMOUNT    OF TOTAL
------                                                        --------   --------
AAA.........................................................  $205,203      60%
AA..........................................................    97,466      28
A...........................................................    37,073      11
BBB.........................................................     2,899       1
                                                              --------     ---
          Total fixed income securities.....................  $342,641     100%
                                                              ========     ===

This table indicates the expected maturity distribution of our fixed income securities as of December 31, 1999 (dollars in thousands):

                                                                         PERCENT
                                                               AMOUNT    OF TOTAL
                                                              --------   --------
One year or less............................................  $ 37,052      11%
One year to five years......................................   107,647      32
Five years to ten years.....................................    97,250      28
Ten years to fifteen years..................................    68,695      20
More than fifteen years.....................................    31,997       9
                                                              --------     ---
          Total fixed income securities.....................  $342,641     100%
                                                              ========     ===

The value of our portfolio of fixed income securities is inversely correlated to changes in market interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to a reinvestment risk should interest rates fall or issuers call their securities and we are forced to invest the proceeds at lower interest rates. We mitigate this risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature at any point in time.

REGULATION

The business of insurance is extensively regulated by the government. At this time, the insurance business in the United States is regulated primarily by the states. However, a form of federal financial services modernization legislation enacted in 1999 is expected to result in additional federal regulation of the insurance industry. In addition, some insurance industry trade groups are actively lobbying for legislation that would allow an option for a separate federal charter for insurance companies. The full extent to which the federal government will determine to directly regulate the business of insurance has not been determined by lawmakers. Also, various foreign governments regulate our international operations.

Our business depends on our compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations. We devote a significant effort toward obtaining and maintaining our licenses and compliance with a diverse and complex regulatory structure. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, regulatory authorities are vested with broad discretion to grant, renew and revoke licenses and approvals and to implement regulations governing the business and operations of insurers and insurance agents.

  Insurance Company Subsidiaries

Our insurance company subsidiaries, in common with other insurers, are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Regulation by the states varies, but generally involves regulatory and supervisory powers of a state insurance official. The regulation and supervision of our insurance operations relates primarily to:

     - approval of policy forms and premium rates;

     - standards of solvency, including risk-based capital measurements;

     - licensing of insurers and their agents;

     - restrictions on the nature, quality and concentration of investments;

     - restrictions on the ability of our insurance company subsidiaries to pay dividends to us;

     - restrictions on transactions between insurance company subsidiaries and their affiliates;

     - restrictions on the size of risks insurable under a single policy;

     - requiring deposits for the benefit of policyholders;

     - requiring certain methods of accounting;

     - periodic examinations of our operations and finances;

     - prescribing the form and content of records of financial condition required to be filed; and

     - requiring reserves for unearned premium, losses and other purposes.

In general, state insurance regulations are intended primarily for the protection of policyholders rather than shareholders. The state insurance departments monitor compliance with regulations through periodic reporting procedures and examinations. The quarterly and annual financial reports to the state insurance regulators utilize accounting principles which are different from the generally accepted accounting principles we use in our reports to shareholders. Statutory accounting principles, in keeping with the intent to assure the protection of policyholders, are generally based on a liquidation concept while generally accepted accounting principles are based on a going-concern concept.

Houston Casualty is domiciled in Texas. It operates on an admitted basis in Texas and may write reinsurance on all lines of business that it may write on a direct basis. Houston Casualty is an accredited reinsurer in 35 states and an approved surplus lines insurer or is otherwise permitted to write surplus lines insurance in 46 states, three United States territories and the District of Columbia. When a reinsurer obtains accreditation from a particular state, insurers within that state are permitted to obtain statutory credit for risks ceded to the reinsurer. Surplus lines insurance is offered by non-admitted companies on risks which are not insured by admitted companies. All surplus lines insurance is required to be written through licensed surplus lines insurance brokers, who are required to be knowledgeable of and follow specific state laws prior to placing a risk with a surplus lines insurer.

Houston Casualty operates a branch office in London, England which is subject to regulation by regulatory authorities in the United Kingdom. Avemco Insurance is domiciled in Maryland and operates as a licensed admitted insurer in all states, the District of Columbia, and all Canadian provinces except Quebec. U.S. Specialty is domiciled in Texas and operates as a licensed admitted insurer in all states and the District of Columbia. HCC Life is domiciled in Indiana, and operates as a licensed admitted insurer in 41 states and the District of Columbia.

State insurance regulations also affect the payment of dividends and other distributions by insurance companies to their shareholders. Generally, insurance companies are limited by these regulations to the payment of dividends above a specified level. Dividends in excess of those thresholds are "extraordinary dividends" and subject to prior regulatory approval.

  Underwriting Agency and Intermediary Subsidiaries

In addition to the regulation of insurance companies, the states impose licensing and other requirements on the insurance agency and service operations of our other subsidiaries. These regulations relate primarily to:

     - licensing as agents, brokers, intermediaries, managing general agents or third party administrators;

     - contractual requirements;

     - recordkeeping requirements;

     - limitations on authority;

     - advertising and business practice rules; and

     - financial security.

The manner of operating our underwriting agency and intermediary activities in particular states may vary according to the licensing requirements of the particular state, which may require, among other things, that we operate in the state through a local corporation. In a few states, licenses are issued only to individual residents or locally-owned business entities. In such cases, we may have arrangements with residents or business entities licensed to act in the state.

  Statutory Accounting Principles

The principal differences between statutory accounting principles, also referred to as SAP, and generally accepted accounting principles, also referred to as GAAP, the method by which we report our financial results to our shareholders in accordance with SEC requirements, are:

     - fixed-income investments classified as available for sale are recorded at market value for GAAP and at amortized cost under SAP;

     - under SAP, policy acquisition costs are expensed as incurred and under GAAP such costs are deferred and amortized to expense as the related premium is earned;

     - deferred taxes are not provided under SAP;

     - certain assets which are considered "non-admitted assets" are eliminated from a balance sheet prepared in accordance with SAP and included in a balance sheet prepared in accordance with GAAP;

     - certain reserves are recognized under SAP but not under GAAP; and

     - reinsurance balances are recorded on a gross basis under GAAP and on a net basis under SAP.

The NAIC adopted Statements of Statutory Accounting Principles in March, 1998 as a product of its attempt to codify statutory accounting principles. Although subject to adoption by the individual states, an effective date of January 1, 2001 was established for implementation of the statements. Prior to the codification project, a comprehensive guide to statutory accounting principles did not exist. The codification is new and will evolve over time. We are in the process of reviewing the statutory accounting principles as currently published to determine the effect their adoption may have on the statutory policyholders' surplus and net income of our insurance company subsidiaries.

  Insurance Holding Company Acts

Because we are an insurance holding company, we are subject to the insurance holding company system regulatory requirements of the states of California, Indiana, Maryland, Missouri, Pennsylvania and Texas. Under these regulations, we are required to report information regarding our capital structure, financial condition and management. We are also required to provide prior notice to, or seek the prior approval of insurance regulatory authorities of certain agreements and transactions between our affiliated companies. These agreements and transactions must satisfy certain regulatory requirements.

  Risk-Based Capital

The NAIC has developed a formula for analyzing insurance companies called risk-based capital. The risk-based capital formula is intended to establish "minimum" capital thresholds that vary with the size and mix of a company's business and assets. It is designed to identify companies with the capital levels that may require regulatory attention. As of December 31, 1999, each of our domestic insurance company subsidiaries' total adjusted capital is significantly in excess of the NAIC authorized control level risk-based capital.

  Insurance Regulatory Information System

The NAIC has also developed a rating system, the Insurance Regulatory Information System, primarily intended to assist state insurance departments in overseeing the financial condition of all insurance companies operating within their respective states. The Insurance Regulatory Information System consists of eleven key financial ratios that address various aspects of each insurer's financial condition and stability. Our insurance company subsidiaries Insurance Regulatory Information System ratios generally fall within the usual prescribed ranges except in satisfactorily explainable circumstances such as when there is a large reinsurance transaction, capital change, merger or planned growth.

  Pending or Proposed Legislation

In recent years, state legislatures have considered or enacted laws that modify and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. State insurance regulators are members of the NAIC, which seeks to promote uniformity of, and to enhance the state regulation of, insurance. In addition, the NAIC and state insurance regulators, as part of the NAIC's state insurance department accreditation program and in response to new federal laws, have re-examined existing state laws and regulations, specifically focusing on insurance company investments, issues relating to the solvency of insurance companies, licensing and market conduct issues, streamlining agent licensing and policy form approvals, adoption of privacy rules for handling policyholder information, interpretations of existing laws, the development of new laws, and the definition of extraordinary dividends.

In recent years, a variety of measures have been proposed at the federal level to reform the current process of federal and state regulation of the financial services industries in the United States, which include the banking, insurance and securities industries. These measures, which are often referred to as financial services modernization, have as a principal objective the elimination or modification of current regulatory barriers to cross-industry combinations involving banks, securities firms and insurance companies. A form of financial services modernization legislation was enacted at the federal level in 1999 through the Gramm-Leach-Bliley Act. That federal legislation will have significant implications on the banking, insurance and securities industries and could result in more cross-industry consolidations among banks, insurance companies and securities firms and increased competition in many of the areas of our operations. It also mandated the adoption of laws allowing reciprocity among the states in the licensing of agents and the adoption of laws and regulations dealing with the protection of the privacy of policyholder information. Also, the federal government has conducted investigations of the current condition of the insurance industry in the United States to determine whether to impose overall federal regulation of insurers. In the past several years there have been a number of recommendations that the industry's anti-trust exemption be removed and the industry placed under federal regulation. If so, we believe state regulation of the insurance business would likely continue. This could result in an additional layer of federal regulation.

We do not know at this time the full extent to which these federal or state legislative or regulatory initiatives will or may affect our operations, and no assurance can be given that they would not, if adopted, have a material adverse effect on our business or its results of operations.

EMPLOYEES

As of June 30, 2000, we had 1,080 employees. The employees include 5 executive officers, 23 senior management, 113 management and 939 other personnel. Of this number, 175 are employed by our insurance company subsidiaries, 577 are employed by our underwriting agency subsidiaries, 122 are employed by our intermediary subsidiaries, 120 are employed by our insurance services subsidiaries and 86 are employed at the corporate headquarters and elsewhere. We are not a party to any collective bargaining agreement and have not experienced work stoppages or strikes as a result of labor disputes. We consider our employee relations to be very good.

PROPERTIES

Our principal and executive offices are located in Houston, Texas, in an approximately 51,000 square foot building owned by Houston Casualty. Houston Casualty also owns a 77,000 square foot building, acquired in 1998, adjacent to its home office building. We also maintain offices in over 40 locations elsewhere in the United States and England. The majority of these additional locations are in leased facilities.

Besides our home office, our principal office facilities are as follows:

                                                                   SQUARE
SUBSIDIARY                                      LOCATION           FOOTAGE    LEASE TERMINATION DATE
----------                                      --------           -------    ----------------------
Avemco Insurance.....................   Frederick, Maryland        40,000    Owned
HCC Aviation.........................   Dallas, Texas              40,000    March 31, 2004
HCC Benefits.........................   Costa Mesa, California     22,000    March 31, 2007
                                        Atlanta, Georgia           21,000    January 31, 2006
HCC Employee Benefits................   Houston, Texas             27,000    August 31, 2001 and
                                                                             October 31, 2002
HCC Employer Services................   Northbrook, Illinois       19,000    April 1, 2005
                                        Montgomery, Alabama        21,000    January 1, 2006
LDG Re...............................   Wakefield, Massachusetts   34,000    October 31, 2001
Rattner MacKenzie....................   London, England            15,000    September 29, 2003

LEGAL PROCEEDINGS

We are party to numerous claims and lawsuits that arise in the normal course of our business. Many of such claims or lawsuits involve claims under policies that we underwrite as an insurer or reinsurer. We believe the resolution of these lawsuits or claims will not have a material adverse effect on our financial condition, results of operations or cash flows.

                             PRINCIPAL SHAREHOLDERS

This following table sets forth certain information regarding the beneficial ownership of our common stock as of September 21, 2000, by

     - each person who is known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our executive officers;

     - each director; and

     - all of our directors and executive officers as a group.

                                                                AMOUNT AND      PERCENT OF
                                                                 NATURE OF        COMMON
                                                                BENEFICIAL         STOCK
NAME                                                          OWNERSHIP(1)(2)   OUTSTANDING
----                                                          ---------------   -----------
Ariel Capital Management, Inc. .............................     5,007,175(3)      10.1%
  307 North Michigan Avenue
  Chicago, Illinois 60601
Stephen L. Way..............................................     4,972,431          9.8%
  13403 Northwest Freeway
  Houston, Texas 77040-6094
Capital Research & Management Company.......................     3,055,600(4)       6.2%
  333 South Hope Street
  Los Angeles, California 90071
Beck, Mack & Oliver LLC.....................................     2,789,292(5)       5.6%
  330 Madison Avenue
  New York, New York 10017
Stephen J. Lockwood.........................................     2,564,835          5.2%
  27 Congress Street, Suite 108
  Salem, Massachusetts, 01970
Frank J. Bramanti...........................................       847,912(6)       1.7%
Allan W. Fulkerson..........................................       207,500(7)      *
John N. Molbeck, Jr.........................................       180,000         *
Walter J. Lack..............................................       145,000         *
James R. Crane..............................................       122,500         *
J. Robert Dickerson.........................................        78,000         *
Edward H. Ellis, Jr. .......................................        69,334         *
James M. Berry..............................................        56,750         *
Edwin H. Frank, III.........................................        53,150(8)      *
Patrick B. Collins..........................................        45,000         *
Marvin P. Bush..............................................        44,500(9)      *
Benjamin D. Wilcox..........................................        22,000         *
All directors and executive officers as a group (14
  persons)..................................................     9,408,912         18.2%

---------------

 *  Less than 1%.

(1) Directors and executive officers have sole voting and investment powers of the shares shown unless otherwise indicated.

(2) Includes shares which directors and executive officers have the right to acquire upon the exercise of options within 60 days from September 21, 2000, including the following: Stephen L. Way -- 892,300 shares; Frank J.
    Bramanti -- 640,180 shares; John N. Molbeck, Jr. -- 71,875 shares, Edward H. Ellis, Jr. -- 68,334 shares; Allan W. Fulkerson -- 47,500 shares; James M. Berry, J. Robert Dickerson and Edwin H. Frank, III, -- 42,500 shares each; Patrick B. Collins -- 40,000 shares; Walter J. Lack -- 27,500 shares; James
    R. Crane and Marvin P. Bush -- 22,500 shares each; Benjamin D. Wilcox -- 20,000 shares; Stephen J. Lockwood -- 5,000 shares; and all directors and executive officers as a group -- 1,985,189 shares.

(3) Ariel Capital Management, Inc. reported that it is an investment advisor deemed to be the beneficial owner of a total of 5,007,175 shares of our common stock. This information was obtained from a Schedule 13G dated February 10, 2000, filed with the SEC.

(4) Capital Research and Management Company reports that it is an investment advisor deemed to be the beneficial owner of 3,055,600 shares of our common stock. This information was obtained from a Schedule 13G dated February 11, 2000, filed with the SEC.

(5) Beck, Mack & Oliver LLC reported that it is an investment advisor with shared dispositive power over 2,789,292 shares of our common stock held by its investment advisory clients. This information was obtained from a
    Schedule 13G dated January 28, 2000, filed with the SEC.

(6) Includes 750 shares owned of record by Mr. Bramanti's wife in trust for his children and 2,250 shares owned of record by his children. Mr. Bramanti disclaims beneficial ownership of such shares.

(7) Mr. Fulkerson is a director, shareholder and President of Century Capital Management, Inc., a registered investment advisor, which exercises both voting and investment power with respect to 150,000 shares owned of record by Century Capital Partners, L.P. Although Mr. Fulkerson may be deemed to beneficially own the 150,000 shares owned of record by Century Capital Partners, L.P., he disclaims beneficial ownership of such shares, except to the extent of his actual pecuniary interest therein.

(8) Includes 1,200 shares owned of record by Mr. Frank's children. Mr. Frank disclaims beneficial ownership of such shares.

(9) Includes 2,500 shares owned of record by Winston Holdings, LLC, a limited liability company in which Mr. Bush has an ownership interest. Mr. Bush disclaims beneficial ownership of such shares, except to the extent of his actual pecuniary interest therein.

                                   MANAGEMENT

MEMBERS OF THE BOARD OF DIRECTORS

The following summaries present information concerning the members of our Board of Directors and executive officers who are not members of our Board of Directors, including current membership on committees of the Board of Directors, principal occupation or affiliations during the last five years and certain directorships held.

                                                                                    SERVED
                                        PRINCIPAL OCCUPATION                         HCC
NAME                                 DURING THE PAST FIVE YEARS               AGE   SINCE
----                                 --------------------------               ---   ------
Stephen L. Way..........  Mr. Way founded HCC in 1974 and has served as a     51     1974
                          Director, Chairman of the Board of Directors and
                          Chief Executive Officer of HCC since its
                          organization. He served as President of HCC from
                          its founding until May, 1996. Mr. Way is the
                          Chairman of the Executive Management Committee
                          and the Strategic Planning Committee. Mr. Way is
                          also a member of the Investment Committee and the
                          Senior Management Committee and a Director and
                          officer of various of our subsidiaries. Mr. Way
                          is a Director of Fresh Del Monte Produce, Inc.
                          (NYSE symbol: FDP) and a Director of Bradstock
                          Group plc. (London Stock Exchange symbol: BDK).
James M. Berry..........  Mr. Berry is the retired Vice Chairman of           70     1992
                          NationsBank of Texas, N.A., a subsidiary of
                          NationsBank N.A. (now BankAmerica Corp. (NYSE
                          symbol: BAC)) having served in that capacity from
                          August, 1988 until December, 1992. In June, 2000,
                          Mr. Berry retired as the Executive Vice
                          President, Finance of Belk Stores Services, Inc.,
                          a position he held since May, 1995. Mr. Berry has
                          served as an HCC Director since March, 1992 and
                          is also a member of the Audit Committee and the
                          Investment Committee. Mr. Berry is a Director of
                          Williams-Sonoma, Inc. (Nasdaq symbol: WSGC).
Frank J. Bramanti.......  Mr. Bramanti is a Director and Executive Vice       44     1980
                          President of HCC and since 1982, has served in
                          various capacities, including Director,
                          Secretary, Chief Financial Officer and from June,
                          1997 to November, 1997, interim President. Mr.
                          Bramanti is a member of the Executive Management
                          Committee, the Strategic Planning Committee, the
                          Senior Management Committee and the Investment
                          Committee. Mr. Bramanti is also a Director and
                          officer of various of the Company's subsidiaries.
Marvin P. Bush..........  Mr. Bush is the President of Winston Capital        43     1999
                          Management, LLC, a registered investment adviser
                          which specializes in hedge fund investments, and
                          the founder and a Managing Director of Winston
                          Partners, L.P. Mr. Bush was first elected as an
                          HCC Director in 1999 and is also a member of the
                          Investment Committee. Mr. Bush is a Director of
                          Fresh Del Monte Produce, Inc. (NYSE symbol: FDP).
                          He is a member of the Board of Trustees for the
                          George Bush Presidential Library.

                                                                                    SERVED
                                        PRINCIPAL OCCUPATION                         HCC
NAME                                 DURING THE PAST FIVE YEARS               AGE   SINCE
----                                 --------------------------               ---   ------
Patrick B. Collins......  Mr. Collins is a retired partner of the             71     1993
                          international accounting firm of
                          PricewaterhouseCoopers LLP, where he held that
                          position from 1967 through 1991. Mr. Collins has
                          served as an HCC Director since December, 1993
                          and is a member of the Audit Committee. Mr.
                          Collins is a Director of Transcoastal Marine
                          Services, Inc. (Nasdaq symbol: TCMS).
James R. Crane..........  Mr. Crane is the Chairman of the Board of           46     1999
                          Directors and Chief Executive Officer of EGL Inc.
                          (Nasdaq symbol: EAGL), the company he founded in
                          1984. Mr. Crane was first elected as an HCC
                          Director in 1999 and is also a member of the
                          Compensation Committee.
J. Robert Dickerson.....  Mr. Dickerson is an attorney and has served as an   58     1981
                          HCC Director since 1981. Mr. Dickerson is also
                          the Chairman of the Audit Committee.
Edwin H. Frank, III.....  Mr. Frank is a co-founder and the Chairman of       51     1993
                          FileControl.Com Incorporated. Prior to 1999, Mr.
                          Frank was the President of Underwriters Indemnity
                          Holdings, Inc., a subsidiary of RLI Corporation
                          (NYSE symbol: RLI), and its former controlling
                          shareholder, having served in such capacity since
                          1985. Mr. Frank has served as an HCC Director
                          since May, 1993 and is also a member of the
                          Compensation Committee.
Allan W. Fulkerson......  Mr. Fulkerson is the President and a Director of    67     1997
                          Century Capital Management, Inc., a registered
                          investment advisor which specializes in the
                          financial services industry, and President and a
                          Director of Massachusetts Fiduciary Advisors,
                          Inc., also a registered investment advisor. In
                          addition, since 1976, he has served as Chairman
                          and Trustee of Century Shares Trust, a mutual
                          fund established in 1928, which invests primarily
                          in insurance companies and banks. Mr. Fulkerson
                          has served as an HCC Director since May, 1997 and
                          is the Chairman of the Investment Committee. Mr.
                          Fulkerson is a Director of Mutual Risk
                          Management, Ltd. (NYSE symbol: MM) and Wellington
                          Underwriting plc. (London Stock Exchange symbol:
                          WUN).
Walter J. Lack..........  Mr. Lack is an attorney and a shareholder in the    52     1981
                          law firm of Engstrom, Lipscomb & Lack, A
                          Professional Corporation in Los Angeles,
                          California. Mr. Lack has served as an HCC
                          Director since 1981 and is also the Chairman of
                          the Compensation Committee. Mr. Lack is a
                          director of Microvision, Inc. (Nasdaq symbol:
                          MVIS) and SuperGen Inc. (Nasdaq symbol: SUPG).

                                                                                    SERVED
                                        PRINCIPAL OCCUPATION                         HCC
NAME                                 DURING THE PAST FIVE YEARS               AGE   SINCE
----                                 --------------------------               ---   ------
Stephen J. Lockwood.....  Mr. Lockwood is Chief Executive Officer of          53     1981
                          Stephen J. Lockwood & Co., the Vice-Chairman of
                          the Board of Directors and until his retirement
                          in December, 1999, was the Chief Executive
                          Officer of LDG Re since 1988. Mr. Lockwood has
                          served as an HCC Director since 1981. Mr.
                          Lockwood is a Director of four mutual funds
                          managed by The Dreyfus Corporation, a subsidiary
                          of Mellon Bank Corporation (NYSE symbol: MEL) and
                          a director of Affiliated Managers Group, Inc.
                          (NYSE symbol: AMG).
John N. Molbeck, Jr. ...  Mr. Molbeck is a Director, and the President and    53     1997
                          Chief Operating Officer of HCC, having served in
                          those capacities since November, 1997. Prior to
                          joining HCC, Mr. Molbeck was the Managing
                          Director of Aon Natural Resources Group, a
                          subsidiary of Aon Corporation (NYSE symbol: AOC)
                          which specializes in energy related insurance and
                          reinsurance. Mr. Molbeck is a member of HCC's
                          Executive Management Committee, the Strategic
                          Planning Committee and the Investment Committee
                          and is the Chairman of the Senior Management
                          Committee. He is also a Director and officer of
                          various of our subsidiaries.

OTHER HCC EXECUTIVE OFFICERS WHO ARE NOT MEMBERS OF THE HCC BOARD OF DIRECTORS

                                                                                    SERVED
                                        PRINCIPAL OCCUPATION                         HCC
NAME                                 DURING THE PAST FIVE YEARS               AGE   SINCE
----                                 --------------------------               ---   ------
Edward H. Ellis, Jr. ...  Mr. Ellis is a Senior Vice President and the        57     1997
                          Chief Financial Officer of HCC. Prior to joining
                          HCC in October, 1997, Mr. Ellis served as a
                          partner with the international accounting firm of
                          Pricewaterhouse-Coopers LLP from November, 1988
                          to September, 1997 specializing in the insurance
                          industry. Mr. Ellis is a Certified Public
                          Accountant with over 34 years of public
                          accounting experience. Mr. Ellis is a member of
                          HCC's Executive Management Committee, the Senior
                          Management Committee, the Strategic Planning
                          Committee and the Investment Committee. Mr. Ellis
                          is also a Director and officer of various of our
                          subsidiaries.
Benjamin D. Wilcox......  Mr. Wilcox is a Senior Vice President of HCC and    56     1998
                          the President and Chief Executive Officer of
                          Houston Casualty and its subsidiaries, U.S.
                          Specialty and HCC Life. Mr. Wilcox is also the
                          Chairman of the Board of Directors of Avemco
                          Insurance. Prior to joining HCC in December,
                          1998, Mr. Wilcox served as a Senior Vice
                          President of Aon Risk Services, Inc., a
                          subsidiary of Aon Corporation which specializes
                          in marine and energy insurance and reinsurance.
                          Mr. Wilcox is a member of HCC's Executive
                          Management Committee, the Senior Management
                          Committee and the Strategic Planning Committee
                          and is also a Director and officer of various of
                          our other subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of our earnings to our fixed charges for the periods indicated are as follows:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                       1999    1998     1997     1996    1995
                                                       ----    -----    -----    ----    -----
Ratio of earnings to fixed charges...................  3.49    15.42    11.10    9.32     6.83

For these ratios, earnings consist of income before interest expense, estimated interest factor (33.3%) of rental expense and income taxes. Fixed charges consist of interest expense, including amounts capitalized and estimated interest factor (33.3%) of rental expense.

                          DESCRIPTION OF COMMON STOCK

Selected provisions of HCC's organizational documents are summarized below. This summary is not complete. You should read the organizational documents, which are filed as exhibits to the registration statement, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a shareholder.

Pursuant to our Certificate of Incorporation, we have the authority to issue an aggregate of 250,000,000 shares of common stock, par value $1.00 per share. As of September 21, 2000, 49,619,280 shares of common stock were outstanding. As of September 21, 2000, 6,876,734 shares of our common stock were reserved for issuance under our various stock option plans.

COMMON STOCK

Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of our shareholders. Our shareholders do not have the right to cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of our common stock are entitled to receive dividends if, as and when such dividends are declared by our Board of Directors out of assets legally available therefor.

Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities, our remaining assets will be distributed ratably among the holders of common stock.

Fully Paid. All shares of common stock outstanding are fully paid and nonassessable, and all the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Other Rights. Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

HCC is a Delaware corporation. The Delaware General Corporation Law contains certain provisions that could discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares.

  Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner that includes approval by at least 66.7% of the outstanding stock not owned by the interested shareholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the shareholder. For purposes of Section 203, an "interested shareholder" is defined to include any person that is:

     - the owner of 15% or more of the outstanding voting stock of the corporation;

     - an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

     - an affiliate or associate of the persons described in the foregoing bullet points.

Shareholders may, by adopting an amendment to the corporation's Certificate of Incorporation or Bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our Certificate of Incorporation nor our Bylaws exempt us from the restrictions imposed under
Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors because shareholder approval of the transaction, as discussed above, would be unnecessary.

  Charter and Bylaw Provisions

Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our shareholders may be effected either at a duly called annual or special meeting of the shareholders or by written consent of the shareholders. Special meetings of shareholders may be called by the President, the Board of Directors or by a majority of the shareholders entitled to vote at the special meeting.

Our Certificate of Incorporation does not provide for the division of our Board of Directors into classes. Each year at the annual meeting of shareholders, all directors are elected to hold office until the next succeeding annual meeting of shareholders. The number of directors is fixed by resolution of the Board, but is required under the Bylaws to be at least seven and not more than fifteen. The size of the board is currently fixed at twelve members.

Directors may be removed with the approval of the holders of a majority of the shares entitled to vote at a meeting of shareholders. Directors may be removed by shareholders with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, a sole remaining director, or the holders of a majority of the shares entitled to vote at a meeting of shareholders.

LIMITATION OF LIABILITY; INDEMNIFICATION

Our Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

     - for any breach of the director's duty of loyalty to us or our shareholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases or dividends; or

     - for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or those of any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

Our Bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We have entered into separate indemnification agreements with our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our Certificate of Incorporation, Bylaws or the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify the officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. These agreements also may require us to advance the expenses incurred by the officers and directors as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the common stock is First Union National Bank.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

The debt securities will be HCC's general unsecured obligation and will be issued as either senior notes and debentures ("Senior Debt Securities"), subordinated notes and debentures ("Subordinated Debt Securities"), or both. We would issue our debt securities under one or more separate indentures, in each case between the Company, the subsidiary guarantors (as defined later) and the Trustee (as defined later), and in substantially the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, but subject to any future amendments or supplements. We will issue Senior Debt Securities under a Senior Indenture and Subordinated Debt Securities under a Subordinated Indenture. We refer to the Senior Indenture and the Subordinated Indenture below singularly as the Indenture or together as the Indentures. We refer to the Senior Trustee and the Subordinated Trustee below individually as a Trustee and together as the Trustees.

We have summarized selected provisions of the Indentures below. This summary is not complete. The particular terms of the debt securities we might offer and the extent to which these general provisions apply will be described in a prospectus supplement relating to the offered debt securities. We have included the forms of the Indentures under which the offered debt securities will be issued as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you.

The payment obligations of the Company under any debt securities may, if specified in any prospectus supplement, be fully and unconditionally guaranteed by one or more of our subsidiaries as Subsidiary Guarantors. If any series of debt securities is guaranteed by one of our subsidiaries, the applicable prospectus supplement will identify each Subsidiary Guarantor and describe such subsidiary guarantee, including the circumstances in which it may be released. Unless specified otherwise in any prospectus supplement, any guarantee of debt securities by one or more of our subsidiaries will be on a full and unconditional basis.

Unless we provide otherwise in any prospectus supplement, the Indentures do not limit the aggregate principal amount of debt securities that we can issue. We may issue debt securities in one or more series and in differing aggregate principal amounts. We may issue debt securities in any currency or currency unit that we may designate. We may issue debt securities in registered or global form. The rights of holders of debt securities will be limited to our assets and the articles of any Subsidiary Guarantors.

Except in the case of any debt securities that are guaranteed by our subsidiaries, the debt securities will not be obligations of any of our subsidiaries. Except as may be described in any prospectus supplement, the Indentures do not limit the ability of the Company's subsidiaries to incur debt in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the debt securities to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary, except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. Unless the debt securities are guaranteed by the Company's subsidiaries, the debt securities will be structurally subordinated to creditors, including trade creditors, of our subsidiaries with respect to the assets of the subsidiaries against which such creditors have a more direct claim.

The Senior Debt Securities will rank equally with all of our other senior debt, if any. The Subordinated Debt Securities will have a junior position to all of our senior debt, if any. Other than as may be described in a prospectus supplement, neither Indenture will contain any covenant or provision that affords debt holders protection in the event that we enter into a highly leveraged transaction. These same holders would not have any right to require us to repurchase the debt securities, in the event that the credit rating of any debt securities declined as a result of our involvement in a takeover, recapitalization, similar restructuring or otherwise.

A prospectus supplement including the Indentures, filed as an exhibit, relating to any series of debt securities which we may offer will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title and type of debt securities being offered, which may include medium term notes;

     - the total principal amount of debt securities being offered and the price at which they are being offered;

     - whether the debt securities will be issued in one or more forms of global securities and whether such global securities are to be issuable in temporary global form or permanent global form;

     - whether the debt securities will be guaranteed by any of the subsidiaries of the Company;

     - the dates on which the principal of, and premium, if any, on the offered debt securities is payable;

     - the interest rate or the method of determining the interest rate;

     - the date from which interest will accrue;

     - the interest payment dates;

     - the place where the principal, premium and interest is payable;

     - any optional redemption periods;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     - whether the debt securities will be convertible into shares of common stock or exchangeable for other of our securities, and if so, the terms of conversion or exchange;

     - the currency or currencies, if other than U.S. dollars, in which principal payments or other payments will be payable;

     - events causing acceleration of maturity;

     - any provisions granting special rights to holders when a specified event occurs;

     - any changes to or additional events of default or covenants;

     - any material United States federal income tax consequences and any special tax implications of ownership and disposition of the debt securities; and

     - any other terms of the debt securities.

The debt securities will be issued in registered form. There will be no service charge for any registration, transfer or exchange of debt securities. We may, however, require payment of an amount that would be sufficient to cover any tax or other governmental charge we may incur. We may sell debt securities at a discount or premium (which may be substantial) below or above their stated principal amount, either bearing no interest or bearing interest at a rate that may be below the market rate at the time we issue the debt securities.

We will describe any material United States federal income tax consequences and other special considerations applicable to discounted debt securities in the prospectus supplement. If we sell any of the offered debt securities for any foreign currency or currency unit, or if any of the principal, premium or interest, if any, is payable on any of the offered debt securities, the restrictions, elections, tax consequences, specific terms and other information pertaining to the offered debt securities and such foreign currency or foreign currency unit will be set forth in the prospectus supplement describing such offered debt securities.

DENOMINATIONS

We will issue the debt securities in registered form of $1,000 each or integral multiples thereof.

SUBORDINATION

Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities generally will be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness. The Subordinated Indenture defines Senior Indebtedness to include all notes or other unsecured evidences of indebtedness, including guarantees of the Company for money borrowed by the Company, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Company and all extensions of such indebtedness. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

     - of any insolvency, bankruptcy or similar proceeding involving the Company or our property;

     - we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness when due;

     - of a default (other than a payment default with respect to the Senior Indebtedness) that imposes a payment blockage on the Subordinated Debt Securities for a maximum of 179 days at any one time, unless the Event of Default has been cured or waived or shall no longer exist; or

     - the principal and any accrued interest on any series of Subordinated Debt Securities has been declared due and payable upon an Event of Default described in the Subordinated Debt Indenture and such declaration has not been rescinded.

In the event of any voluntary or involuntary bankruptcy, insolvency, reorganization or other similar proceeding relating to us, all of our obligations to holders of Senior Indebtedness will be entitled to be paid in full before any payment shall be made on account of the principal of, or premium, if any, or interest, if any, on the Subordinated Debt Securities of any series. In the event of any such bankruptcy, insolvency, reorganization or other similar proceeding, holders of the Subordinated Debt Securities of any series, together with holders of indebtedness ranking equally with the Subordinated Debt Securities, shall be entitled, ratably, to be paid amounts that are due to them, but only from assets remaining after we pay in full the amounts that we owe on our Senior Indebtedness. We will make these payments before we make any payment or other distribution on account of any indebtedness that ranks junior to the Subordinated Debt Securities. However, if we have paid in full all of the sums that we owe with respect to our Senior Indebtedness and creditors in respect of our obligations associated with such derivative products have not received payment in full of amounts due to them, then the available remaining assets shall be applied to payment in full of those obligations before any payment is made on the Subordinated Debt Securities. If we are in default on any of our Senior Indebtedness or if any such default would occur as a result of certain payments, then we may not make any payments on the Subordinated Debt Securities or effect any exchange or retirement of any of the Subordinated Debt Securities unless and until such default has been cured or waived or otherwise ceases to exist.

No provision contained in the Subordinated Indenture or the Subordinated Debt Securities affects the absolute and unconditional obligation of the Company to pay when due, principal of, premium, if any, and interest on the Subordinated Debt Securities and neither the Subordinated Indenture nor the Subordinated Debt Securities prevent the occurrence of any default or Event of Default under the Subordinated Indenture or limit the rights of the Subordinated Trustee or any holder of Subordinated Debt Securities, subject to the three preceding paragraphs, to pursue any other rights or remedies with respect to the Subordinated Debt Securities. As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or any of our subsidiaries or a marshaling of assets or liabilities of the Company and its subsidiaries, holders of Subordinated Debt Securities may receive ratably less than other creditors.

If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying prospectus supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

EVENTS OF DEFAULT; REMEDIES

The following are defined as Events of Default under each Indenture:

     - our failure to pay principal or any premium on any debt security when due;

     - our failure to pay any interest on any debt security when due, continued for 30 days;

     - our failure to deposit any mandatory sinking fund payment when due, continued for 30 days;

     - our failure to perform any other covenant or warranty in the Indenture that continues for 90 days after written notice;

     - our certain events of bankruptcy, insolvency or reorganization; and

     - any other Event of Default as may be specified with respect to debt securities of such series.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if the Trustee considers withholding of notice to be in the best interest of the holders. If an Event of Default occurs, either the Trustee or the holders of at least 25% of the principal amount of the outstanding debt securities may declare the principal amount of the debt securities of the applicable series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the outstanding debt securities of such series can void the declaration. These conditions include the requirement that we have paid or deposited with the Trustee a sum sufficient to pay all overdue principal and interest payments on the series of debt securities subject to the default. If an Event of Default occurs due to certain events of bankruptcy, insolvency or reorganization, the principal amount of the outstanding debt securities of all series will become immediately due and payable without any declaration or other act on the part of either Trustee or any holder.

Depending on the terms of our indebtedness, an Event of Default under an Indenture may cause a cross default on our other indebtedness. Other than its duties in the case of default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holder or group of holders unless the holders offer the Trustee reasonable indemnity. If the holders provide reasonable indemnification, the holders of a majority of the principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee for any series of debt securities. The holders of a majority of the principal amount outstanding of any series of debt securities may, on behalf of all holders of such series, waive any past default under the Indenture, except in the case of a payment of principal or interest default. We are required to provide to each Trustee an annual statement of the Company's performance of our obligations under the Indenture and any statement of default, if applicable.

COVENANTS

Under the Indentures, we will:

     - pay the principal, interest and any premium on the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the Trustee at the end of each fiscal year reviewing the Company's obligations under the Indentures; and

     - deposit sufficient funds with any payment agent on or before the due date for any principal, interest or any premium.

MODIFICATION OR AMENDMENT OF INDENTURES

Under each Indenture, all rights and obligations and the rights of the holders may be modified or amended with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. No modification or amendment may, however, be made without the consent of the holders of any debt securities if the following provisions are affected:

     - change in the stated maturity date of the principal payment or installment of any principal payment;

     - reduction in the principal amount or premium on, or interest on any of the debt securities;

     - reduction in the percentage required for modifications or amendment to be effective against any holder of any debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

Each Indenture generally permits a consolidation or merger between us and another corporation. Each Indenture also permits us to sell all or substantially all of our property and assets. If this happens, the surviving or acquiring company will assume all of our responsibilities and liabilities under the Indentures, including the payment of all amounts due on the debt securities and the performance of the covenants in the Indentures. We will only consolidate or merge with or into any other company or sell all, or substantially all, of our assets according to the terms and conditions of the Indentures. The surviving or acquiring company will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor company may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding our Board of Directors or any of our officers are required or permitted to do may be done by the board of directors or officers of the successor company. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any Indenture and under the debt securities.

DISCHARGE AND DEFEASANCE

We will be discharged from our obligations under the debt securities of any series at any time if we irrevocably deposit with the Trustee enough cash or U.S. government securities to pay the principal, interest, any premium and any other sums due through the stated maturity date or redemption date of the debt securities of the series. In this event, the Company will be deemed to have paid and discharged the entire indebtedness on all outstanding debt securities of the series. Accordingly, our obligations under the applicable Indenture and the debt securities of such series to pay any principal, premium, or interest, if any, shall cease, terminate and be completely discharged. The holders of any debt securities shall then only be entitled to payment out of the money or U.S. government securities deposited with the Trustee and such holders of debt securities of such series will not be entitled to the benefits of the Indenture except as relate to the registration, transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities.

PAYMENT AND PAYING AGENTS

We will pay the principal, interest and premium on fully registered securities at designated places. We will pay by check mailed to the person in whose name the debt securities are registered on the day specified in the Indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

Fully registered debt securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for such purposes without the payment of any service charge except for any tax or governmental charge. The registered securities must be duly endorsed or accompanied by a written instrument of transfer, if required by us or the security registrar. We will describe any procedures for the exchange of debt securities for other debt securities of the same series in the prospectus supplement for that offering.

GLOBAL SECURITIES

We may issue the debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depositary we identify in a prospectus supplement. We may issue global securities in registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or part for the individual debt securities it represents, the depositary or its nominee may not transfer a global security except as a whole. The depositary for a global security and its nominee may only transfer the global security between themselves or their successors. We will make principal, premium and interest payments on global securities to the depositary or the nominee it designates as the registered owner for such global securities. The depositary or its nominee will be responsible for making payments to you and other holders of interests in the global securities. We and the paying agents will treat the persons in whose names the global securities are registered as the owners of such global securities for all purposes. Neither we nor the paying agents have any direct responsibility or liability for the payment of principal, premium or interest to owners of beneficial interests in the global securities.

                            DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase common stock, debt securities or other securities. We may issue warrants independently or together with other securities that may be attached to or separate from the warrants. We will issue each series of warrants under a separate warrant agreement that will be entered into between us and a bank or trust company, as warrant agent, and will be described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of the Company in connection with the warrant of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following describes certain general terms and provisions of the warrants we may offer. We will set forth further terms of the warrants and the applicable warrant agreement in the applicable prospectus supplement.

DEBT WARRANTS

The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

     - the title of such debt warrants;

     - the offering price for such debt warrants;

     - the aggregate number of such debt warrants;

     - the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

     - if applicable, the designation and terms of the securities with which such debt warrants are issued and the number of such debt warrants issued with each security;

     - if applicable, the date from and after which such debt warrants and any securities issued therewith will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise;

     - the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

     - if applicable, the minimum or maximum amount of such debt warrants which may be exercised at any one time;

     - whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered form;

     - information with respect to book-entry procedures, if any;

     - the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of certain United States federal income tax considerations;

     - the antidilution provisions of such debt warrants, if any;

     - the redemption or call provisions, if any, applicable to such debt warrant; and

     - any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of such debt warrants.

COMMON STOCK WARRANTS

The applicable prospectus supplement will describe the terms of any warrants exchangeable for common stock, including:

     - the title of such warrants;

     - the offering price of such warrants;

     - the aggregate number of such warrants;

     - the designation and terms of the common stock issued by the Company purchasable upon exercise of such warrants;

     - if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

     - if applicable, the date from and after which such warrants and any securities issued therewith will be separately transferable;

     - the number of shares of common stock issued by the Company purchasable upon exercise of the warrants and the price at which such shares may be purchased upon exercise;

     - the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

     - if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

     - the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of certain United States federal income tax considerations;

     - the antidilution provisions of the warrants, if any;

     - the redemption or call provisions, if any, applicable to such common stock warrant; and

     - any additional terms of the common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                              PLAN OF DISTRIBUTION

We may distribute the securities described in this prospectus or any prospectus supplement from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered under that prospectus supplement.

We may sell securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each prospectus supplement will describe the terms of the securities to which the prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale.

In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which the subject securities will be listed.

Dealer trading may take place in certain of the securities, including securities not listed on any securities exchange. If so indicated in the applicable prospectus supplement, we will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include, among others:

     - commercial and savings banks;

     - insurance companies;

     - pension funds;

     - investment companies; and

     - educational and charitable institutions.

In all cases, the purchasing institutions must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any contract will not be subject to any conditions except that (i) the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased such securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of the contracts.

Any underwriter or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the offered securities and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Certain of any such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for the common stock, which is listed on the NYSE, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity of any trading in the securities.

If any underwriter or any selling group member intends to engage in stabilizing, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain, or otherwise affect the price of those securities, such intention and a description of such transactions will be described in the prospectus supplement.

                             CERTAIN LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the securities will be passed upon for HCC by Haynes and Boone, LLP, HCC's legal counsel. Arthur S. Berner, a partner with Haynes and Boone, LLP, has options to acquire 22,500 shares of HCC's common stock at an average exercise price of $17.76.

                                    EXPERTS

The financial statements included in this prospectus for the year ended December 31, 1999 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Accountants...........................   F-1
Consolidated Balance Sheets at December 31, 1999 and 1998...   F-2
Consolidated Statements of Earnings for the three years
  ended December 31, 1999...................................   F-3
Consolidated Statements of Comprehensive Income for the
  three years ended December 31, 1999.......................   F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the three years ended December 31, 1999...............   F-5
Consolidated Statements of Cash Flows for the three years
  ended December 31, 1999...................................   F-8
Notes to Consolidated Financial Statements..................   F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
HCC Insurance Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of HCC Insurance Holdings, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            PricewaterhouseCoopers LLP

Houston, Texas
March 30, 2000

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                   1999             1998
                                                              --------------   --------------
                                           ASSETS

Investments:
  Fixed income securities, at market (cost: 1999
     $343,534,000; 1998 $375,107,000).......................  $  342,641,000   $  393,238,000
  Marketable equity securities, at market (cost: 1999
     $22,493,000; 1998 $1,750,000)..........................      19,970,000        2,252,000
  Short-term investments, at cost, which approximates
     market.................................................     215,694,000      129,084,000
  Other investments, at cost, which approximates fair
     value..................................................       3,017,000        1,072,000
                                                              --------------   --------------
          Total investments.................................     581,322,000      525,646,000
Cash........................................................      26,533,000       16,018,000
Restricted cash and cash investments........................      84,112,000       84,276,000
Premium, claims and other receivables.......................     622,087,000      382,630,000
Reinsurance recoverables....................................     736,485,000      372,672,000
Ceded unearned premium......................................     133,657,000      149,568,000
Ceded life and annuity benefits.............................      95,760,000               --
Deferred policy acquisition costs...........................      40,450,000       27,227,000
Property and equipment, net.................................      37,804,000       32,983,000
Goodwill....................................................     263,687,000       88,043,000
Other assets................................................      42,827,000       30,006,000
                                                              --------------   --------------
          TOTAL ASSETS......................................  $2,664,724,000   $1,709,069,000
                                                              ==============   ==============
                                         LIABILITIES
Loss and loss adjustment expense payable....................  $  871,104,000   $  460,511,000
Life and annuity policy benefits............................      95,760,000               --
Reinsurance balances payable................................     113,373,000       90,983,000
Unearned premium............................................     188,524,000      201,050,000
Deferred ceding commissions.................................      39,792,000       30,842,000
Premium and claims payable..................................     598,638,000      337,909,000
Notes payable...............................................     242,546,000      121,600,000
Accounts payable and accrued liabilities....................      57,559,000       26,311,000
                                                              --------------   --------------
          Total liabilities.................................   2,207,296,000    1,269,206,000

SHAREHOLDERS' EQUITY

Common Stock, $1.00 par value; 250,000,000 shares
  authorized; (issued: 1999 48,839,027 shares; 1998
  48,252,478 shares)........................................      48,839,000       48,252,000
Additional paid-in capital..................................     176,359,000      162,102,000
Retained earnings...........................................     234,922,000      219,804,000
Accumulated other comprehensive income (loss)...............      (2,692,000)       9,705,000
                                                              --------------   --------------
          Total shareholders' equity........................     457,428,000      439,863,000
                                                              --------------   --------------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $2,664,724,000   $1,709,069,000
                                                              ==============   ==============

                See Notes to Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
REVENUE
Net earned premium.................................  $141,362,000   $143,100,000   $162,571,000
Management fees....................................    90,713,000     74,045,000     51,039,000
Commission income..................................    54,552,000     38,441,000     24,209,000
Net investment income..............................    30,933,000     29,335,000     27,587,000
Net realized investment gain (loss)................    (4,164,000)       845,000       (328,000)
Other operating income.............................    28,475,000     22,268,000     15,239,000
                                                     ------------   ------------   ------------
          Total revenue............................   341,871,000    308,034,000    280,317,000
EXPENSE
Loss and loss adjustment expense...................   109,650,000     91,302,000     96,514,000
Operating expense:
  Policy acquisition costs, net....................     8,177,000     10,978,000     13,580,000
  Compensation expense.............................    77,488,000     56,077,000     51,458,000
  Provision for reinsurance........................    43,462,000             --             --
  Restructuring expense............................     5,489,000             --             --
  Other operating expense..........................    47,247,000     36,063,000     31,628,000
  Merger expense...................................            --        107,000      8,069,000
                                                     ------------   ------------   ------------
          Total operating expense..................   181,863,000    103,225,000    104,735,000
Interest expense...................................    12,964,000      6,021,000      6,004,000
                                                     ------------   ------------   ------------
          Total expense............................   304,477,000    200,548,000    207,253,000
                                                     ------------   ------------   ------------
          Earnings before income tax provision.....    37,394,000    107,486,000     73,064,000
Income tax provision...............................    12,271,000     35,208,000     23,305,000
                                                     ------------   ------------   ------------
          NET EARNINGS.............................  $ 25,123,000   $ 72,278,000   $ 49,759,000
                                                     ============   ============   ============
BASIC EARNINGS PER SHARE DATA:
  Earnings per share...............................  $       0.51   $       1.51   $       1.06
                                                     ============   ============   ============
  Weighted average shares outstanding..............    49,061,000     47,920,000     46,995,000
                                                     ============   ============   ============
DILUTED EARNINGS PER SHARE DATA:
  Earnings per share...............................  $       0.51   $       1.48   $       1.03
                                                     ============   ============   ============
  Weighted average shares outstanding..............    49,649,000     48,936,000     48,209,000
                                                     ============   ============   ============

                See Notes to Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                           1999          1998          1997
                                                       ------------   -----------   -----------
Net earnings.........................................  $ 25,123,000   $72,278,000   $49,759,000
Other comprehensive income net of tax:
  Foreign currency translation adjustment............       167,000      (344,000)     (215,000)
  Investment gains (losses):
     Investment gains (losses) during the year, net
       of deferred tax charge (benefit) of
       ($8,042,000) in 1999, $1,283,000 in 1998 and
       $2,373,000 in 1997............................   (15,271,000)    2,598,000     4,470,000
     Less reclassification adjustment for (gains)
       losses included in net earnings, net of
       deferred tax (charge) benefit of $1,457,000 in
       1999, ($296,000) in 1998 and $115,000 in
       1997..........................................     2,707,000      (549,000)      213,000
                                                       ------------   -----------   -----------
     Other comprehensive income (loss)...............   (12,397,000)    1,705,000     4,468,000
                                                       ------------   -----------   -----------
     COMPREHENSIVE INCOME............................  $ 12,726,000   $73,983,000   $54,227,000
                                                       ============   ===========   ===========

                See Notes to Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                  ACCUMULATED
                                                                                     OTHER
                                                    ADDITIONAL                   COMPREHENSIVE                      TOTAL
                                       COMMON        PAID-IN        RETAINED        INCOME         TREASURY     SHAREHOLDERS'
                                        STOCK        CAPITAL        EARNINGS        (LOSS)          STOCK          EQUITY
                                     -----------   ------------   ------------   -------------   ------------   -------------
BALANCE AS OF DECEMBER 31, 1996....  $49,017,000   $138,515,000   $162,132,000    $3,532,000     $(56,670,000)  $296,526,000
Net earnings.......................           --             --     49,759,000            --               --     49,759,000
Other comprehensive income.........           --             --             --     4,468,000               --      4,468,000
726,898 shares of Common Stock
  issued for exercise of options,
  including tax benefit of
  $1,725,000.......................      727,000      9,743,000             --            --               --     10,470,000
1,332,024 shares of Common Stock
  issued for acquisitions..........    1,332,000      9,805,000     (1,507,000)           --               --      9,630,000
Cash dividends declared, $0.12 per
  share............................           --             --     (5,219,000)           --               --     (5,219,000)
Repurchase of 14,895 shares of
  common stock by pooled company
  prior to merger..................           --             --             --            --         (324,000)      (324,000)
Retirement of 3,316,636 shares of
  treasury stock...................   (3,317,000)    (3,430,000)   (50,247,000)           --       56,994,000             --
Other..............................           --             --        291,000            --               --        291,000
                                     -----------   ------------   ------------    ----------     ------------   ------------
  BALANCE AS OF DECEMBER 31,
    1997...........................  $47,759,000   $154,633,000   $155,209,000    $8,000,000     $         --   $365,601,000
                                     ===========   ============   ============    ==========     ============   ============

                See Notes to Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                          ACCUMULATED
                                                                                             OTHER
                                                            ADDITIONAL                   COMPREHENSIVE       TOTAL
                                               COMMON        PAID-IN        RETAINED        INCOME       SHAREHOLDERS'
                                                STOCK        CAPITAL        EARNINGS        (LOSS)          EQUITY
                                             -----------   ------------   ------------   -------------   -------------
BALANCE AS OF DECEMBER 31, 1997............  $47,759,000   $154,633,000   $155,209,000    $8,000,000     $365,601,000
Net earnings...............................           --             --     72,278,000            --       72,278,000
Other comprehensive income.................           --             --             --     1,705,000        1,705,000
206,504 shares of Common Stock issued for
  exercise of options, including tax
  benefit of $925,000......................      206,000      1,997,000             --            --        2,203,000
287,025 shares of Common Stock issued for
  purchased companies......................      287,000      5,472,000             --            --        5,759,000
Cash dividends declared, $0.16 per share...           --             --     (7,683,000)           --       (7,683,000)
                                             -----------   ------------   ------------    ----------     ------------
  BALANCE AS OF DECEMBER 31, 1998..........  $48,252,000   $162,102,000   $219,804,000    $9,705,000     $439,863,000
                                             ===========   ============   ============    ==========     ============

                See Notes to Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                          ACCUMULATED
                                                                                             OTHER
                                                            ADDITIONAL                   COMPREHENSIVE       TOTAL
                                               COMMON        PAID-IN        RETAINED        INCOME       SHAREHOLDERS'
                                                STOCK        CAPITAL        EARNINGS        (LOSS)          EQUITY
                                             -----------   ------------   ------------   -------------   -------------
BALANCE AS OF DECEMBER 31, 1998............  $48,252,000   $162,102,000   $219,804,000   $  9,705,000    $439,863,000
Net earnings...............................           --             --     25,123,000             --      25,123,000
Other comprehensive income (loss)..........           --             --             --    (12,397,000)    (12,397,000)
505,555 shares of Common Stock issued for
  exercise of options, including tax
  benefit of $1,156,000....................      506,000      4,277,000             --             --       4,783,000
101,330 shares of Common Stock issued for
  purchased companies......................      101,000      1,899,000             --             --       2,000,000
414,207 shares of Common Stock
  contractually issuable in the future.....           --      8,271,000             --             --       8,271,000
Cash dividends declared, $0.20 per share...           --             --     (9,733,000)            --      (9,733,000)
Other......................................      (20,000)      (190,000)      (272,000)            --        (482,000)
                                             -----------   ------------   ------------   ------------    ------------
  BALANCE AS OF DECEMBER 31, 1999..........  $48,839,000   $176,359,000   $234,922,000   $ (2,692,000)   $457,428,000
                                             ===========   ============   ============   ============    ============

                See Notes to Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                          1999            1998            1997
                                                      -------------   -------------   ------------
Cash flows from operating activities:
  Net earnings......................................  $  25,123,000   $  72,278,000   $ 49,759,000
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Change in premium, claims and other
       receivables..................................    (92,206,000)   (102,804,000)   (84,309,000)
    Change in reinsurance recoverables..............   (284,504,000)   (195,707,000)   (70,972,000)
    Change in ceded unearned premium................     31,408,000     (64,958,000)   (12,852,000)
    Change in deferred policy acquisition costs,
       net..........................................     (4,659,000)      5,666,000      5,857,000
    Change in other assets..........................    (12,081,000)        410,000     (4,501,000)
    Change in loss and loss adjustment expense
       payable......................................    264,360,000     181,626,000     45,959,000
    Change in reinsurance balances payable..........    (15,098,000)     47,069,000     24,800,000
    Change in unearned premium......................    (31,138,000)     46,074,000     (4,174,000)
    Change in premium and claims payable, net of
       restricted cash..............................    102,114,000      64,364,000     98,952,000
    Change in accounts payable and accrued
       liabilities..................................      4,707,000      (9,205,000)    (2,794,000)
    Net realized investment (gain) loss.............      4,164,000        (845,000)       328,000
    Gains on sales of strategic investments.........     (5,523,000)     (4,694,000)            --
    Provision for reinsurance.......................     43,462,000              --             --
    Depreciation and amortization expense...........     13,398,000       7,388,000      5,189,000
    Other, net......................................     (2,630,000)      3,382,000      2,875,000
                                                      -------------   -------------   ------------
         Cash provided by operating activities......     40,897,000      50,044,000     54,117,000
Cash flows from investing activities:
  Sales of fixed income securities..................    131,485,000      18,212,000     27,090,000
  Maturity or call of fixed income securities.......     17,050,000      30,202,000     19,173,000
  Sales of equity securities........................      2,886,000       4,160,000     17,656,000
  Sales of strategic investments....................     15,905,000       3,324,000             --
  Change in short-term investments..................    (14,935,000)    (24,667,000)   (26,562,000)
  Cash paid for companies acquired, net of cash
    received........................................   (186,923,000)    (33,011,000)   (12,948,000)
  Cost of investments acquired......................    (70,736,000)    (43,968,000)   (87,084,000)
  Purchase of property and equipment and other......     (9,076,000)    (15,320,000)    (6,718,000)
                                                      -------------   -------------   ------------
         Cash used by investing activities..........   (114,344,000)    (61,068,000)   (69,393,000)
Cash flows from financing activities:
  Proceeds from notes payable.......................    547,000,000      74,200,000     97,500,000
  Sale of Common Stock..............................      4,783,000       2,203,000     10,470,000
  Payments on notes payable.........................   (458,600,000)    (49,950,000)   (89,667,000)
  Dividends paid....................................     (9,221,000)     (7,139,000)    (4,550,000)
  Repurchase of common stock........................             --              --       (324,000)
                                                      -------------   -------------   ------------
         Cash provided by financing activities......     83,962,000      19,314,000     13,429,000
                                                      -------------   -------------   ------------
         Net change in cash.........................     10,515,000       8,290,000     (1,847,000)
         Cash as of beginning of year...............     16,018,000       7,728,000      9,575,000
                                                      -------------   -------------   ------------
         CASH AS OF END OF YEAR.....................  $  26,533,000   $  16,018,000   $  7,728,000
                                                      =============   =============   ============

                See Notes to Consolidated Financial Statements.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

HCC Insurance Holdings, Inc. ("the Company" or "HCC"), and its subsidiaries include domestic and foreign property and casualty and life insurance companies, underwriting agencies, intermediaries and service companies. HCC, through its subsidiaries, provides specialized property and casualty and life and health insurance to commercial customers in the areas of accident and health reinsurance, aviation, marine, property, offshore energy, workers' compensation, group health and medical stop-loss insurance. The principal insurance company subsidiaries are Houston Casualty Company ("HC") in Houston, Texas, and London, England; HCC Life Insurance Company ("HCCL") in Houston, Texas; U.S. Specialty Insurance Company ("USSIC") in Houston, Texas; and Avemco Insurance Company ("AIC") in Frederick, Maryland. The underwriting agency subsidiaries provide underwriting management and claims servicing for insurance and reinsurance companies, specializing in aviation, medical stop-loss, occupational accident and workers' compensation insurance and a variety of accident and health related reinsurance products. The principal agency subsidiaries are LDG Reinsurance Corporation ("LDG Re") in Wakefield, Massachusetts and New York City, New York; LDG Re (London), Ltd. ("LDG Re-London") in London, England; HCC Aviation Insurance Group, Inc. ("HCCA") in Dallas, Texas and Glendale, California; HCC Employer Services, Inc. ("HCCES") in Northbrook, Illinois, Montgomery, Alabama and Dallas, Texas; and HCC Benefits Corporation ("HCCB") in Atlanta, Georgia, Costa Mesa, California, Wakefield, Massachusetts, Minneapolis, Minnesota and Dallas, Texas. The intermediary subsidiaries provide brokerage, consulting and other intermediary services to insurance and reinsurance companies, commercial customers and individuals in the same lines of business as the insurance companies operate. The Company's principal intermediary subsidiaries are HCC Intermediaries, Inc. ("HCCI") in Houston, Texas; HCC Employee Benefits, Inc. ("HCCEB") in Houston, Texas; and Rattner Mackenzie Limited ("RML") in London, England. The service company subsidiaries perform various insurance related services for insurance companies.

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions. This affects amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

A description of the significant accounting and reporting policies utilized by the Company in preparing the consolidated financial statements is as follows:

  Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Investments

Fixed income securities and marketable equity securities are classified as available for sale and are carried at quoted market value, if readily marketable, or at management's estimated fair value, if not readily marketable. The change in unrealized gain or loss with respect to these securities is recorded as a component of other comprehensive income, net of the related deferred income tax effects, if any. Fixed income securities available for sale are purchased with the original intent to hold to maturity, but they may be available for sale if market conditions warrant, or if the Company's investment policies dictate, in order to maximize the Company's investment yield. Short-term investments and restricted short-term investments are carried at cost, which approximates market value.

The realized gain or loss on investment transactions is determined on an average cost basis and included in earnings on the trade date. When impairment of the value of an investment is considered other than

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES temporary, the decrease in value is reported in earnings as a realized investment loss and a new cost basis is established.

  Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation expense is provided using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Costs incurred in developing or purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the dates the systems are placed in service.

  Earned Premium, Deferred Policy Acquisition Costs and Ceding Commissions of Insurance Company
    Subsidiaries

Written premium, net of reinsurance, is primarily included in earnings on a pro rata basis over the lives of the related policies. However, for certain types of business, it is recognized over the period of risk in proportion to the amount of insurance risk provided. Policy acquisition costs, including commissions, taxes, fees and other direct costs of underwriting policies, less ceding commissions allowed by reinsurers, including expense allowances, are deferred and charged or credited to earnings proportionate to the premium earned. Historical and current loss and loss adjustment expense experience and anticipated investment income are considered in determining the recoverability of deferred policy acquisition costs.

  Management Fees and Commission Income

Management fees and commission income are recognized on the revenue recognition date, which is the later of the effective date of the policy, the date when the premium can be reasonably estimated, or the date when substantially all required services relating to the insurance placement have been rendered to the client. Management fees and commission income relating to additional or return premiums or other policy adjustments are recognized when the events occur and the amounts become known or can be estimated.

  Premium and Other Receivables

The Company has adopted the gross method for reporting receivables and payables on brokered transactions. Management reviews the collectibility of its receivables on a current basis and provides an allowance for doubtful accounts if it deems that there are accounts which are doubtful of collection. The amount of the allowance at December 31, 1999 and 1998 is not material.

  Loss and Loss Adjustment Expense Payable of Insurance Company Subsidiaries

Loss and loss adjustment expense payable is based on undiscounted estimates of payments to be made for reported and incurred but not reported ("IBNR") losses and anticipated salvage and subrogation receipts. Estimates for reported losses are based on all available information, including reports received from ceding companies on assumed business. Estimates for IBNR are based both on the Company's and the industry's experience. While management believes that amounts included in the accompanying financial statements are adequate, such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are continually reviewed and any changes are reflected in current operations.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

  Reinsurance

The Company records all reinsurance recoverables and ceded unearned premiums as assets and deferred ceding commissions as a liability. All such amounts are estimated and recorded in a manner consistent with the underlying reinsured contracts. Management has also recorded a reserve for uncollectible reinsurance based on current estimates of collectibility. These estimates could change and affect the level of the reserve needed.

  Goodwill

In connection with the Company's acquisitions of subsidiaries accounted for as purchases, the excess of cost over fair value of net assets acquired is being amortized using the straight-line method over twenty years for acquired agency operations which operate in existing lines of business and in the same country. Goodwill related to acquired agency operations which represent the Company's initial entry into new lines of business or new countries is amortized over thirty years. Goodwill related to acquired insurance company operations is amortized over forty years. Managements of the acquired businesses have successfully operated in their markets for a number of years and, with the additional capital provided by the Company, will be positioned to take advantage of increased opportunities. Accumulated amortization of goodwill as of December 31, 1999 and 1998, was $11.5 million and $5.2 million, respectively.

The Company's accounting policy regarding the assessment of the recoverability of the carrying value of long-lived assets, including goodwill and other intangibles and property, plant and equipment, is to review the carrying value of the assets if the facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flows, the carrying value is reduced to its estimated fair value. Amortization of goodwill charged to income for the years ended December 31, 1999, 1998 and 1997 was $6.7 million, $3.0 million and $1.6 million, respectively.

  Cash and Short-term Investments

Cash consists of cash in banks, generally in operating accounts. The Company classifies certificates of deposit, corporate demand notes receivable, commercial paper and money market funds as short-term investments. Short-term investments are classified as investments in the consolidated balance sheets as they relate principally to the Company's investment activities.

As of December 31, 1999 and 1998 the Company included $138.5 million and $80.1 million, respectively, of certain fiduciary funds in short-term investments. These are funds held by underwriting agency or intermediary subsidiaries for the benefit of insurance or reinsurance clients. The Company earns the interest on these funds.

The Company generally maintains its cash deposits in major banks and invests its short-term investments with major banks and in investment grade commercial paper and repurchase agreements. These securities typically mature within 90 days and, therefore, bear minimal risk. The Company has not experienced any losses on its cash deposits or its short-term investments.

  Restricted Cash and Cash Investments

In conjunction with the management of reinsurance pools, the Company's agency subsidiaries withhold premium funds for the payment of claims. These funds are shown as restricted cash and cash investments in the consolidated balance sheets. The corresponding liability is included within premium and claims payable in the consolidated balance sheets. These amounts are considered fiduciary funds, and interest earned on these funds accrues to the benefit of the members of the reinsurance pools. Therefore, the Company does not include these amounts as cash in the consolidated statements of cash flows.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

  Foreign Currency

The functional currency of most foreign subsidiaries and branches is the United States Dollar. Assets and liabilities recorded in foreign currencies are translated into United States Dollars at exchange rates in effect at the balance sheet date. Transactions in foreign currencies are translated at the rates of exchange in effect on the date the transaction occurs. Translation gains and losses are recorded in earnings and included in other operating expenses. The Company's foreign currency transactions are principally denominated in British Pound Sterling ("GBP") and other European currencies. For the years ended December 31, 1999, 1998 and 1997, the gain (loss) from currency conversion was $442,000, $219,000 and ($884,000), respectively.

Some foreign subsidiaries or branches have a functional currency of either the GBP or the Canadian Dollar ("CAD"). The cumulative translation adjustment, representing the effect of translating these subsidiaries' or branches' assets and liabilities into United States Dollars, is included in the foreign currency translation adjustment within accumulated other comprehensive income.

On a very limited basis in the past, the Company has entered into foreign currency forward contracts as a hedge against foreign currency fluctuations. RML, purchased by the Company during January, 1999, has a revenue stream in US Dollars but incurs expenses in GBP. To mitigate the foreign exchange risk, the Company entered into foreign currency forward contracts expiring at staggered times through December, 2000. The foreign currency forward contracts are used to convert currency at a known rate in an amount which approximates average monthly expenses. Thus, the effect of these transactions is to limit the foreign currency exchange risk of the recurring monthly expenses. In the future, the Company may continue to limit its exposure to currency fluctuations through the use of foreign currency forward contracts. The Company utilizes these foreign currency forward contracts strictly as a hedge against existing exposure to foreign currency fluctuations rather than as a form of speculative or trading investment.

To the extent the fair value of the foreign exchange forward contracts qualify for hedge accounting treatment the gain ($41,000 at December 31, 1999), or loss due to changes in fair value is not recognized in the financial statements until realized, at which time the gain or loss is recognized along with the offsetting loss or gain on the hedged item. To the extent the fair value of the foreign currency forward contracts do not qualify for hedge accounting treatment, the gain or loss due to changes in fair value is recognized in the consolidated statements of earnings, but is generally offset by changes in value of the underlying exposure.

  Computer Products and Services

Revenue from software contracts is recognized when delivery has occurred, other remaining vendor obligations are no longer significant and collectibility is probable or in accordance with contract accounting rules when material modification or customization is required. Revenue from the sale of computer hardware is recognized when delivery has occurred. Maintenance support is recognized pro rata over the term of the maintenance agreement. Revenue from such products and services is included in other operating income.

Software production costs are capitalized when the technological feasibility of a new product has been established. The capitalized costs are amortized based upon current and estimated future revenue for each product with a minimum of straight-line amortization over the remaining estimated economic life of the product. All other software development costs are expenses as incurred.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

  Income Tax

The companies file a consolidated Federal income tax return and include the foreign subsidiaries' income to the extent required by law. Deferred income tax is accounted for using the liability method, which reflects the tax impact of temporary differences between the bases of assets and liabilities for financial reporting purposes and such bases as measured by tax laws and regulations.

  Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the year divided into net earnings. Diluted earnings per share is based on the weighted average number of common shares outstanding plus the potential common shares outstanding during the year divided into net earnings. Outstanding common stock options, when dilutive, are considered to be potential common stock for the purpose of the diluted calculation. The treasury stock method is used to calculate potential common stock outstanding due to options. Contingent shares to be issued are included in the earnings per share computation when the underlying conditions for issuance have been met.

  Effects of Recent Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" was issued in June, 1998 and is now effective for all fiscal quarters of fiscal years beginning after June 15, 2000, with early adoption permitted. The Company has utilized derivatives or hedging strategies only infrequently in the past and in immaterial amounts, although it is currently using derivatives and hedging strategies to a greater extent as it expands its foreign operations. The effects of SFAS No. 133, as well as the timing of its adoption, are currently being reviewed by management.

During December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 entitled "Revenue Recognition in Financial Statements" which becomes effective for the Company during the second quarter of 2000. The Company does not expect the adoption of SAB No. 101 to have a material effect on the Company's financial position, results of operations or shareholders' equity.

  Reclassifications

Certain amounts in the 1998 and 1997 consolidated financial statements have been reclassified to conform with the 1999 presentation. Such reclassifications had no effect on the Company's shareholders' equity, net earnings or cash flows.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

(2) ACQUISITIONS AND DISPOSITIONS

  Acquisitions

In 1999 and 1998, the Company acquired certain businesses in transactions accounted for using the purchase method of accounting, as shown in the chart below. The Company is still in the process of finalizing the purchase accounting for The Centris Group, Inc. ("Centris") and the purchase price allocation may change by amounts which are expected to be immaterial.

                                                        CONSIDERATION
                                                   ------------------------
                                                   SHARES OF                                   GOODWILL
                                                   COMPANY'S                                 AMORTIZATION
                                       EFFECTIVE    COMMON                      GOODWILL      PERIOD IN
                                         DATE        STOCK         CASH        RECOGNIZED       YEARS
                                       ---------   ---------   ------------   ------------   ------------
1999
  RML................................  01/01/99     414,207    $ 64,600,000   $ 70,800,000        30
  Midwest Stop Loss Underwriting.....  01/28/99     110,330       3,000,000      4,800,000        20
  Centris............................  12/31/99          --     149,500,000    101,900,000        20
1998
  Guarantee Insurance Resources......  03/01/98      29,029    $ 21,400,000   $ 20,900,000        20
  J.E. Stone and Associates, Inc. ...  10/01/98     257,496       5,200,000      9,700,000        20
  Sun Employer Services, Inc.
     ("Sun").........................  11/01/98         500      17,600,000     21,300,000        30
  North American Insurance Management
     Corporation's occupational
     accident operations.............  11/24/98          --       4,000,000      4,000,000        20

On a combined basis, the fair value of assets acquired was $549.5 million in 1999 and $44.9 million in 1998. The fair value of liabilities assumed was $499.8 million in 1999 and $46.2 million in 1998. The total consideration was $227.4 million in 1999 and $50.0 million in 1998. The results of operations of the businesses acquired in transactions accounted for using the purchase method of accounting have been included in the consolidated financial statements beginning on the effective date of each transaction.

In connection with the Sun acquisition, the Company may also issue up to 378,000 shares of its common stock on a contingent basis assuming certain future financial benchmarks are met. Contingent shares issued will be recorded as additional consideration at the current fair value if and when the financial benchmarks are met and the shares are issued. Of these shares, 49,000 are issuable in 2000 because the contingency had been partially met as of December 31, 1999.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

The following unaudited pro forma summary presents information as if the 1999 purchase acquisitions had occurred at the beginning of each year after giving effect to certain adjustments including amortization of goodwill, increased interest expense from debt issued to fund the acquisitions and Federal income taxes. The pro forma summary is for information purposes only, does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of the combined companies. Centris, whose results of operations are included in the pro forma financial information below, in 1999 experienced both a loss from discontinued operations of $13.2 million and significant underwriting losses.

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                                1999             1998
                                                           --------------   --------------
UNAUDITED PROFORMA INFORMATION
Revenue..................................................   $447,239,000     $493,551,000
Earnings (loss) from continuing operations...............     (2,062,000)      69,905,000
Net earnings (loss)......................................    (15,293,000)      46,637,000
Basic earnings (loss) per share from continuing
  operations.............................................          (0.04)            1.46
Diluted earnings (loss) per share from continuing
  operations.............................................          (0.04)            1.43
Basic earnings (loss) per share..........................          (0.31)            0.97
Diluted earnings (loss) per share........................          (0.31)            0.95

In connection with the Centris acquisition, a plan was formulated, approved and implemented prior to December 31, 1999 to eliminate Centris' corporate staff, combine the Centris medical stop-loss operations with those of HCCB and combine certain Centris and HCCB production and underwriting facilities. In accordance with the plan, certain Centris employees were terminated with severance benefits to be paid in accordance with Centris' employment contracts for executives or the HCC severance plan for Centris employees who did not have employment contracts. These severance obligations were accrued as of the acquisition date, included in the purchase price allocation and will not be included in expense in the Company's statements of earnings. Additionally, accruals of $848,000 were made at that date for future lease costs of office space made redundant by the plan. The following table provides a detailed analysis of the accruals:

                                                    ACCRUED AT               ACCRUED AT
                                                     PURCHASE    PAID IN    DECEMBER 31,
                                                       DATE        1999         1999
                                                    ----------   --------   ------------
Contractual executive severance accruals..........  $6,744,000   $878,000    $5,866,000
Other severance accruals..........................     397,000         --       397,000
Lease obligation accruals.........................     848,000         --       848,000
                                                    ----------   --------    ----------
          Total...................................  $7,989,000   $878,000    $7,111,000
                                                    ==========   ========    ==========

It is expected that the significant portion of the severance accruals will be paid prior to April 30, 2000 in accordance with the contractual terms of the severance agreements. Management is still evaluating what additional actions, if any, are necessary to finalize the integration of the Centris operations. Any additional accruals will be recorded as an adjustment to the purchase price allocation.

  Dispositions

In January, 1999, the Company sold its 21% interest in Underwriters Indemnity Holdings, the parent of Underwriters Indemnity Company, to RLI Corporation for $8.2 million. The Company realized a pre-tax gain of $4.9 million, included in other operating income, in connection with the sale. The Company's investment in Underwriters Indemnity Holdings, which was accounted for by the equity method, was not material to the Company's financial position and results of operations.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

(3) INVESTMENTS

Substantially all of the Company's fixed income securities are investment grade; most are A rated or better. No high-yield corporate bonds are owned or contemplated. The cost or amortized cost, gross unrealized gain or loss and estimated market value of investments in fixed income and marketable equity securities, all of which are classified as available for sale, are as follows:

                                                             GROSS         GROSS
                                            COST OR       UNREALIZED    UNREALIZED     ESTIMATED
                                         AMORTIZED COST      GAIN          LOSS       MARKET VALUE
                                         --------------   -----------   -----------   ------------
December 31, 1999:
  Marketable equity securities.........   $ 22,493,000    $     8,000   $(2,531,000)  $ 19,970,000
  US Treasury securities...............     57,941,000         96,000      (532,000)    57,505,000
  Obligations of states, municipalities
     and political subdivisions........    263,395,000      2,548,000    (2,839,000)   263,104,000
  Other fixed income securities........     22,198,000         24,000      (190,000)    22,032,000
                                          ------------    -----------   -----------   ------------
          Total securities.............   $366,027,000    $ 2,676,000   $(6,092,000)  $362,611,000
                                          ============    ===========   ===========   ============
December 31, 1998:
  Marketable equity securities.........   $  1,750,000    $   502,000   $        --   $  2,252,000
  Strategic operational investments....     18,842,000             --    (2,900,000)    15,942,000
  US Treasury securities...............     19,183,000        627,000       (37,000)    19,773,000
  Obligations of states, municipalities
     and political subdivisions........    354,663,000     18,257,000      (767,000)   372,153,000
  Other fixed income securities........      1,261,000         51,000            --      1,312,000
                                          ------------    -----------   -----------   ------------
          Total securities.............   $395,699,000    $19,437,000   $(3,704,000)  $411,432,000
                                          ============    ===========   ===========   ============

The amortized cost and estimated market value of fixed income securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             ESTIMATED
                                                           AMORTIZED COST   MARKET VALUE
                                                           --------------   ------------
Due in 1 year or less....................................   $ 36,885,000    $ 37,052,000
Due after 1 year through 5 years.........................    107,135,000     107,647,000
Due after 5 years through 10 years.......................     97,527,000      97,250,000
Due after 10 years through 15 years......................     69,372,000      68,695,000
Due after 15 years.......................................     32,615,000      31,997,000
                                                            ------------    ------------
          Total fixed income securities..................   $343,534,000    $342,641,000
                                                            ============    ============

As of December 31, 1999, the Company's insurance company subsidiaries had deposited fixed income securities with an amortized cost of approximately $40.0 million (market: $40.1 million) to meet the deposit requirements of various insurance departments.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

All investments in fixed income securities and other investments were income producing for the twelve months preceding December 31, 1999. The sources of net investment income for the three years ended December 31, 1999, are detailed below:

                                                   1999          1998          1997
                                                -----------   -----------   -----------
Fixed income securities.......................  $20,098,000   $20,711,000   $20,937,000
Short-term investments........................   10,915,000     8,079,000     5,680,000
Equity securities.............................       36,000        35,000       572,000
Other.........................................           --       607,000       445,000
                                                -----------   -----------   -----------
          Total investment income.............   31,049,000    29,432,000    27,634,000
Investment expense............................     (116,000)      (97,000)      (47,000)
                                                -----------   -----------   -----------
          Net investment income...............  $30,933,000   $29,335,000   $27,587,000
                                                ===========   ===========   ===========

Realized pre-tax gain (loss) on the sale of investments is as follows:

                                                    GAIN         LOSS           NET
                                                 ----------   -----------   -----------
For the year ended December 31, 1999:
  Fixed income securities......................  $1,226,000   $(1,390,000)  $  (164,000)
  Marketable equity securities.................     450,000    (4,391,000)   (3,941,000)
  Other investments............................     120,000      (179,000)      (59,000)
                                                 ----------   -----------   -----------
          Realized gain (loss).................  $1,796,000   $(5,960,000)  $(4,164,000)
                                                 ==========   ===========   ===========
For the year ended December 31, 1998:
  Fixed income securities......................  $1,132,000   $  (121,000)  $ 1,011,000
  Marketable equity securities.................     245,000      (411,000)     (166,000)
                                                 ----------   -----------   -----------
          Realized gain (loss).................  $1,377,000   $  (532,000)  $   845,000
                                                 ==========   ===========   ===========
For the year ended December 31, 1997:
  Fixed income securities......................  $   68,000   $  (242,000)  $  (174,000)
  Marketable equity securities.................     113,000      (267,000)     (154,000)
                                                 ----------   -----------   -----------
          Realized gain (loss).................  $  181,000   $  (509,000)  $  (328,000)
                                                 ==========   ===========   ===========

Unrealized pre-tax net investment gains (losses) on investments for three years ended December 31, 1999 is as follows:

                                                   1999          1998          1997
                                               ------------   -----------   -----------
Fixed income securities......................  $(19,024,000)  $ 3,551,000   $ 8,869,000
Marketable equity securities.................    (3,025,000)      888,000      (201,000)
Strategic operational investments............     2,900,000    (1,403,000)   (1,497,000)
                                               ------------   -----------   -----------
          Net unrealized investment gain
            (loss)...........................  $(19,149,000)  $ 3,036,000   $ 7,171,000
                                               ============   ===========   ===========

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

(4) PROPERTY AND EQUIPMENT

The following table summarizes property and equipment at December 31, 1999 and 1998:

                                                                            ESTIMATED
                                                1999           1998        USEFUL LIFE
                                            ------------   ------------   --------------
Buildings and improvements................  $ 20,001,000   $ 18,995,000   30 to 45 years
Furniture, fixtures and equipment.........    16,580,000     13,752,000    3 to 10 years
Management information systems............    27,769,000     20,615,000     3 to 7 years
                                            ------------   ------------
          Total property and equipment....    64,350,000     53,362,000
Less accumulated depreciation and
  amortization............................   (26,546,000)   (20,379,000)
                                            ------------   ------------
          Property and equipment, net.....  $ 37,804,000   $ 32,983,000
                                            ============   ============

Depreciation and amortization expense on property and equipment was approximately $6.7 million, $4.4 million, and $3.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.

(5) NOTES PAYABLE

Notes payable as of December 31, 1999 and 1998 are shown in the table below. The estimated fair value of the notes payable is based on current rates offered to the Company for debt with similar terms and approximates the carrying value at the balance sheet dates.

                                                               1999           1998
                                                           ------------   ------------
Acquisition notes........................................  $  7,546,000   $ 16,600,000
Facility.................................................   235,000,000    105,000,000
                                                           ------------   ------------
          Total notes payable............................  $242,546,000   $121,600,000
                                                           ============   ============

Effective December 30, 1997, the Company executed a $120.0 million revolving credit facility ("Previous Facility") with a group of banks. Borrowing under the Previous Facility could be made by the Company until December 30, 1999, at which time all principal was due. Outstanding advances under the Previous Facility carried interest at the Company's option of either the prime rate or at the then current London Interbank Offering Rate ("LIBOR") plus 1%.

On March 8, 1999, the Company entered into a Loan Agreement (the "Old Facility") with a group of banks. The Old Facility included a $150.0 million Revolving Loan Facility and $100.0 million Short Term Revolving Loan Facility. Borrowings under the Old Facility could be made from time to time by the Company for general corporate purposes through the Short Term Revolving Loan Facility until it expired on March 7, 2000 and through the Revolving Loan Facility until it expired on February 28, 2002. Outstanding loans under the Old Facility bore interest at agreed upon rates.

On December 17, 1999, the Company entered into a Loan Agreement (the "Facility") with a group of banks. The Facility includes a $300.0 million Revolving Loan Facility. Borrowing under the Facility may be made from time to time by the Company for general corporate purposes until the Facility's expiration on December 18, 2004. Outstanding advances under the Facility bear interest at agreed upon rates. The Facility is collateralized in part by the pledge of the stock of HC, HCCL, AIC and USSIC and by the pledge of stock and guarantees entered into by the Company's principal underwriting agency and intermediary subsidiaries. The Facility agreement contains certain restrictive covenants, including, without limitation, minimum net worth requirements for the Company and certain subsidiaries, restrictions on certain extraordinary corporate actions, notice requirements for certain material occurrences, and required

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES maintenance of specified financial ratios. Management believes that the restrictive covenants and other obligations of the Company which are contained in the Facility agreement are typical for financing arrangements comparable to the Facility. The initial funding available under the Facility was used, among other things, to refinance existing indebtedness under the Old Facility, and to partially fund the Centris acquisition. As of December 31, 1999, total debt outstanding under the Facility was $235.0 million and the weighted average interest rate was 8.04%.

The acquisition note at December 31, 1998 was a note payable to the former owner of Sun. The note carried interest at 6.4% and was due and paid January 5, 1999. The acquisition notes at December 31, 1999 are payable to former owners of RML. The notes are payable in decreasing amounts in four annual installments beginning January 31, 2000. The notes carry no stated interest, but were discounted at 6.25% for financial reporting purposes when the acquisition of RML was recorded. The interest rate used was based on current rates offered to the Company as of RML's acquisition date.

At December 31, 1999, several of the Company's subsidiaries maintained revolving lines of credit with a bank in the combined maximum amount of $40.0 million available through December 31, 2000. Advances under the lines of credit are limited to amounts required to fund draws, if any, on letters of credit issued by the bank on behalf of the subsidiaries and short-term direct cash advances. The lines of credit are collateralized by securities having an aggregate market value of up to $50.0 million, the actual amount of collateral at any one time being 125% of the aggregate amount outstanding. Interest on the lines is payable at the bank's prime rate of interest (8.5% at December 31, 1999). At December 31, 1999, letters of credit totaling $17.2 million had been issued to insurance companies by the bank on behalf of the subsidiaries, with total securities of $21.5 million collateralizing the line.

(6) INCOME TAX

As of December 31, 1999 and 1998, the Company had income taxes receivable of $16.2 million and $2.9 million, respectively, included in other assets in the consolidated balance sheets. In connection with the acquisition of Centris, the Company acquired approximately $35.0 million in net operating loss carryforwards for Federal income tax purposes which expire in varying amount through the year 2020. Future use of the net operating losses is subject to material statutory limitations due to changes of ownership and entity. Therefore, a valuation allowance was established to reduce the net deferred tax asset associated with the carryforwards to zero. Any future tax benefit realized from the use of the carryforwards will not be credited to future income but will reduce goodwill recorded in connection with the purchase transaction. The components of the income tax provision for the three years ended December 31, 1999, are as follows:

                                                   1999          1998          1997
                                                -----------   -----------   -----------
Current.......................................  $12,963,000   $32,498,000   $19,375,000
Deferred:
  Change in net deferred tax at current
     enacted tax rate.........................   (1,145,000)    2,758,000     4,074,000
  Change in deferred tax valuation
     allowance................................      453,000       (48,000)     (144,000)
                                                -----------   -----------   -----------
          Total deferred provision
            (benefit).........................     (692,000)    2,710,000     3,930,000
                                                -----------   -----------   -----------
          Total income tax provision..........  $12,271,000   $35,208,000   $23,305,000
                                                ===========   ===========   ===========

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

The net deferred tax asset is included in other assets in the consolidated balance sheets. The composition of deferred tax assets and liabilities as of December 31, 1999 and 1998, is as follows:

                                                                1999          1998
                                                            ------------   -----------
Tax net operating loss carryforwards......................  $ 12,155,000   $ 1,381,000
Excess of financial unearned premium over tax.............     2,512,000     4,408,000
Effect of loss reserve discounting and salvage and
  subrogation accrual for tax.............................     9,585,000     5,187,000
Unrealizable loss on decrease in value of securities
  available for sale (shareholders' equity)...............     1,611,000            --
Bad debt and accrued expenses, deducted for financial over
  tax.....................................................    12,443,000     3,783,000
Valuation allowance.......................................   (12,091,000)      (50,000)
                                                            ------------   -----------
          Total assets....................................    26,215,000    14,709,000
Unrealized gain on increase in value of securities
  available for sale (shareholders' equity)...............            --     5,522,000
Deferred policy acquisition costs, net of ceding
  commissions, deductible for tax.........................     1,634,000     1,074,000
Amortizable goodwill......................................     2,346,000     1,011,000
Property and equipment depreciation and other items.......     3,984,000     3,779,000
                                                            ------------   -----------
          Total liabilities...............................     7,964,000    11,386,000
                                                            ------------   -----------
          Net deferred tax asset..........................  $ 18,251,000   $ 3,323,000
                                                            ============   ===========

Changes in the valuation allowance account applicable to the net deferred tax asset for the three years ended December 31, 1999 are as follows:

                                                       1999         1998       1997
                                                    -----------   --------   ---------
Balance, beginning of year........................  $    50,000   $ 98,000   $  54,000
Increase (decrease) charged (credited) to
  income..........................................      453,000    (48,000)   (144,000)
Valuation allowance acquired, which in 1999
  relates to net operating loss carryforwards.....   11,588,000         --     188,000
                                                    -----------   --------   ---------
          Balance, end of year....................  $12,091,000   $ 50,000   $  98,000
                                                    ===========   ========   =========

The following table summarizes the differences between the Company's effective tax rate for financial statement purposes and the Federal statutory rate for the three years ended December 31, 1999:

                                               1999            1998            1997
                                            -----------     -----------     -----------
Statutory tax rate........................         35.0%           35.0%           35.0%
Federal tax at statutory rate.............  $13,088,000     $37,620,000     $25,572,000
Nontaxable municipal bond interest and
  dividends received deduction............   (5,460,000)     (5,753,000)     (6,065,000)
Non deductible expenses...................    1,097,000         450,000       2,198,000
State income taxes........................    3,011,000       3,521,000       2,242,000
Foreign income taxes......................    4,793,000         440,000         475,000
Foreign tax credit........................   (4,354,000)       (440,000)       (475,000)
Other, net................................       96,000        (630,000)       (642,000)
                                            -----------     -----------     -----------
          Income tax provision............  $12,271,000     $35,208,000     $23,305,000
                                            ===========     ===========     ===========
          Effective tax rate..............         32.8%           32.8%           31.9%
                                            ===========     ===========     ===========

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

(7) SEGMENT AND GEOGRAPHIC DATA

The Company classifies its activities into four operating business segments based upon services provided: 1) insurance company operations, 2) underwriting agency operations, 3) intermediary operations, and 4) other operations. See Note 1 for a description of the services provided by and the principal subsidiaries included in the insurance company, underwriting agency and intermediary segments. The other operations perform various insurance related services for insurance company subsidiaries and unaffiliated insurance companies. The subsidiaries currently operating in this segment provide insurance claims adjusting services and the development and sale of insurance industry related software. Also included in other operations is income from strategic operational investments. Corporate includes general corporate operations, and those minor operations not included in an operating segment. Inter-segment revenue consists primarily of management fees of the underwriting agency segment, commission income of the intermediary segment and service revenue of the other operations charged to the insurance company segment on business retained by the Company's insurance company subsidiaries. Inter-segment pricing (either flat rate fees or as a percentage premium) approximates what is charged to unrelated parties for similar services.

The performance of each segment is evaluated by management based upon net earnings. Net earnings is calculated after tax and after all corporate expense allocations, amortization of goodwill, interest expense on debt incurred at the purchase date and intercompany eliminations have been charged or credited to the individual segments.

The following tables show information by business segment and geographic location. Geographic location is determined by physical location of the Company's offices and does not represent the location of insureds or reinsureds from whom the business was generated.

                                    INSURANCE     UNDERWRITING                     OTHER
                                     COMPANY         AGENCY      INTERMEDIARY   OPERATIONS     CORPORATE       TOTAL
                                   ------------   ------------   ------------   -----------   -----------   ------------
For the year ended December 31, 1999:
  Revenue:
    Domestic.....................  $151,044,000   $91,385,000    $31,778,000    $27,364,000   $   681,000   $302,252,000
    Foreign......................    10,676,000     3,699,000     25,244,000             --            --     39,619,000
    Inter-segment................            --     3,170,000        594,000      1,133,000            --      4,897,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        TOTAL SEGMENT REVENUE....  $161,720,000   $98,254,000    $57,616,000    $28,497,000   $   681,000    346,768,000
                                   ============   ===========    ===========    ===========   ===========
    Inter-segment revenue........                                                                             (4,897,000)
                                                                                                            ------------
        CONSOLIDATED TOTAL
          REVENUE................                                                                           $341,871,000
                                                                                                            ============
  Net earnings (loss):
    Domestic.....................  $ (8,631,000)  $17,129,000    $ 9,042,000    $ 7,643,000   $(2,279,000)  $ 22,904,000
    Foreign......................    (2,078,000)       21,000      4,575,000             --            --      2,518,000
                                   ------------   -----------    -----------    -----------   -----------   ------------
        Total segment net
          earnings (loss)........  $(10,709,000)  $17,150,000    $13,617,000    $ 7,643,000   $(2,279,000)    25,422,000
                                   ============   ===========    ===========    ===========   ===========
    Inter-segment eliminations...                                                                               (299,000)
                                                                                                            ------------
        CONSOLIDATED NET
          EARNINGS...............                                                                           $ 25,123,000
                                                                                                            ============
Other items:
  Net investment income..........  $ 23,400,000   $ 4,186,000    $ 2,491,000    $   424,000   $   432,000   $ 30,933,000
  Depreciation and
    amortization.................     2,880,000     5,898,000      3,776,000        264,000       580,000     13,398,000
  Interest expense...............        19,000     3,809,000      4,640,000             --     4,496,000     12,964,000
  Restructuring expense..........       687,000     3,278,000      1,453,000             --        71,000      5,489,000
  Capital expenditures...........     2,405,000     5,339,000        110,000        585,000       637,000      9,076,000
  Income tax provision
    (benefit)....................   (13,324,000)   13,969,000      8,608,000      4,454,000    (1,242,000)    12,465,000
  Inter-segment eliminations.....                                                                               (194,000)
                                                                                                            ------------
    Consolidated income tax
      provision..................                                                                           $ 12,271,000
                                                                                                            ============

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

The insurance company segment incurred a provision for reinsurance totaling $28.3 million, net of income tax, during 1999. Also during 1999, earnings before income taxes was $32.3 million for domestic subsidiaries and $5.1 million for foreign subsidiaries.

                                        INSURANCE     UNDERWRITING                     OTHER
                                         COMPANY         AGENCY      INTERMEDIARY   OPERATIONS     CORPORATE        TOTAL
                                       ------------   ------------   ------------   -----------   ------------   ------------
For the year ended December 31, 1998:
 Revenue:
   Domestic..........................  $156,715,000   $79,367,000    $33,086,000    $21,168,000   $  2,121,000   $292,457,000
   Foreign...........................    11,049,000     3,438,000        991,000         99,000             --     15,577,000
   Inter-segment.....................            --     1,975,000      1,876,000      1,252,000             --      5,103,000
                                       ------------   -----------    -----------    -----------   ------------   ------------
       TOTAL SEGMENT REVENUE.........  $167,764,000   $84,780,000    $35,953,000    $22,519,000   $  2,121,000    313,137,000
                                       ============   ===========    ===========    ===========   ============
 Inter-segment revenue...............                                                                              (5,103,000)
                                                                                                                 ------------
       CONSOLIDATED TOTAL REVENUE....                                                                            $308,034,000
                                                                                                                 ============
 Net earnings (loss):
   Domestic..........................  $ 32,909,000   $19,283,000    $16,263,000    $ 5,210,000   $ (2,676,000)  $ 70,989,000
   Foreign...........................       926,000       105,000        657,000       (399,000)            --      1,289,000
                                       ------------   -----------    -----------    -----------   ------------   ------------
       NET EARNINGS (LOSS)...........  $ 33,835,000   $19,388,000    $16,920,000    $ 4,811,000   $ (2,676,000)  $ 72,278,000
                                       ============   ===========    ===========    ===========   ============   ============
 Other items:
   Net investment income.............  $ 22,995,000   $ 3,949,000    $   362,000    $   536,000   $  1,493,000   $ 29,335,000
   Depreciation and amortization.....     2,011,000     4,094,000        406,000        422,000        455,000      7,388,000
   Interest expense..................       (58,000)    1,963,000         91,000             --      4,025,000      6,021,000
   Capital expenditures..............    10,405,000     2,685,000        660,000        205,000      1,365,000     15,320,000
   Income tax provision (benefit)....     9,485,000    13,025,000     10,702,000      2,885,000       (889,000)    35,208,000
For the year ended December 31, 1997:
 Revenue:
   Domestic..........................  $170,943,000   $55,838,000    $18,335,000    $15,343,000   $  1,188,000   $261,647,000
   Foreign...........................    14,967,000     2,590,000        967,000        146,000             --     18,670,000
   Inter-segment.....................            --     3,067,000      1,213,000      1,812,000      1,271,000      7,363,000
                                       ------------   -----------    -----------    -----------   ------------   ------------
       Total segment revenue.........  $185,910,000   $61,495,000    $20,515,000    $17,301,000   $  2,459,000    287,680,000
                                       ============   ===========    ===========    ===========   ============
 Inter-segment revenue...............                                                                              (7,363,000)
                                                                                                                 ------------
       CONSOLIDATED TOTAL REVENUE....                                                                            $280,317,000
                                                                                                                 ============
 Net earnings (loss):
   Domestic..........................  $ 34,274,000   $13,186,000    $ 6,104,000    $ 1,755,000   $(12,299,000)  $ 43,020,000
   Foreign...........................     6,333,000        90,000        987,000       (671,000)            --      6,739,000
                                       ------------   -----------    -----------    -----------   ------------   ------------
       NET EARNINGS (LOSS)...........  $ 40,607,000   $13,276,000    $ 7,091,000    $ 1,084,000   $(12,299,000)  $ 49,759,000
                                       ============   ===========    ===========    ===========   ============   ============
 Other items:
   Net investment income.............  $ 23,379,000   $ 2,620,000    $   322,000    $   128,000   $  1,138,000   $ 27,587,000
   Depreciation and amortization.....     1,453,000     2,490,000        173,000        492,000        581,000      5,189,000
   Interest expense..................         3,000        33,000             --             --      5,968,000      6,004,000
   Capital expenditures..............     2,838,000     3,416,000         76,000        168,000        296,000      6,794,000
   Income tax provision (benefit)....    13,172,000     9,818,000      4,128,000        436,000     (4,249,000)    23,305,000

The corporate net loss in 1997 included an after-tax charge of $7.2 million with respect to merger expenses.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

Assets by business segment and geographic location are shown in the following table:

                           INSURANCE      UNDERWRITING                     OTHER
                            COMPANY          AGENCY      INTERMEDIARY   OPERATIONS     CORPORATE        TOTAL
                         --------------   ------------   ------------   -----------   -----------   --------------
December 31, 1999:
  Domestic.............  $1,567,855,000   $520,122,000   $114,818,000   $16,984,000   $28,001,000   $2,247,780,000
  Foreign..............      83,882,000     28,756,000    290,205,000            --            --      402,843,000
                         --------------   ------------   ------------   -----------   -----------   --------------
         Total
           assets......  $1,651,737,000   $548,878,000   $405,023,000   $16,984,000   $28,001,000   $2,650,623,000
                         ==============   ============   ============   ===========   ===========   ==============
December 31, 1998:
  Domestic.............  $1,074,738,000   $431,619,000   $ 52,940,000   $30,519,000   $25,823,000   $1,615,639,000
  Foreign..............      60,702,000     27,084,000      5,644,000            --            --       93,430,000
                         --------------   ------------   ------------   -----------   -----------   --------------
         Total
           assets......  $1,135,440,000   $458,703,000   $ 58,584,000   $30,519,000   $25,823,000   $1,709,069,000
                         ==============   ============   ============   ===========   ===========   ==============

During the years ended December 31, 1998 and 1997, one broker in London, England, produced gross written premium ("GWP") to the Company of approximately $46.1 million and $42.8 million, respectively. This represents 10%, and 12% of the Company's total GWP for those years. During 1999, no customer produced in excess of 10% of the Company's total GWP.

(8) REINSURANCE

In the normal course of business the Company's insurance company subsidiaries cede a substantial portion of their premium to non-affiliated domestic and foreign reinsurers through quota share, surplus, excess of loss and facultative reinsurance agreements. Although the ceding of reinsurance does not discharge the primary insurer from liability to its policyholder, the subsidiaries participate in such agreements for the purpose of limiting their loss exposure, protect against catastrophic loss and diversifying their business. Substantially all of the reinsurance assumed by the Company's insurance company subsidiaries was underwritten directly by the Company but issued by other non-affiliated companies in order to satisfy local licensing or other requirements. The following table represents the effect of such reinsurance transactions on net premium and loss and loss adjustment expense:

                                                                           LOSS AND LOSS
                                              WRITTEN         EARNED        ADJUSTMENT
                                              PREMIUM         PREMIUM         EXPENSE
                                           -------------   -------------   -------------
For the year ended December 31, 1999:
  Direct business........................  $ 291,513,000   $ 294,130,000   $ 261,696,000
  Reinsurance assumed....................    276,818,000     294,103,000     423,763,000
  Reinsurance ceded......................   (428,407,000)   (446,871,000)   (575,809,000)
                                           -------------   -------------   -------------
          Net amounts....................  $ 139,924,000   $ 141,362,000   $ 109,650,000
                                           =============   =============   =============
For the year ended December 31, 1998:
  Direct business........................  $ 228,629,000   $ 192,536,000   $ 202,858,000
  Reinsurance assumed....................    269,647,000     260,539,000     292,064,000
  Reinsurance ceded......................   (376,393,000)   (309,975,000)   (403,620,000)
                                           -------------   -------------   -------------
          Net amounts....................  $ 121,883,000   $ 143,100,000   $  91,302,000
                                           =============   =============   =============
For the year ended December 31, 1997:
  Direct business........................  $ 177,728,000   $ 174,533,000   $ 126,861,000
  Reinsurance assumed....................    168,671,000     180,339,000     165,831,000
  Reinsurance ceded......................   (203,546,000)   (192,301,000)   (196,178,000)
                                           -------------   -------------   -------------
          Net amounts....................  $ 142,853,000   $ 162,571,000   $  96,514,000
                                           =============   =============   =============

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

Ceding commissions netted with policy acquisition costs in the consolidated statements of earnings are $117.0 million, $59.1 million and $45.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The table below represents the composition of reinsurance recoverables in the accompanying consolidated balance sheets:

                                                               1999           1998
                                                           ------------   ------------
Reinsurance recoverable on paid losses...................  $ 91,318,000   $ 33,572,000
Commuted receivable......................................    53,210,000             --
Reinsurance recoverable on outstanding losses............   382,565,000    279,086,000
Reinsurance recoverable on IBNR..........................   214,933,000     62,513,000
Reserve for uncollectible reinsurance....................    (5,541,000)    (2,499,000)
                                                           ------------   ------------
          Total reinsurance recoverables.................  $736,485,000   $372,672,000
                                                           ============   ============

The insurance company subsidiaries require reinsurers not authorized by the subsidiaries' respective states of domicile to collateralize their reinsurance obligations to the Company. The table below shows amounts held by the Company as collateral plus other credits available for potential offset as of December 31, 1999 and 1998:

                                                              1999            1998
                                                          ------------    ------------
Payables to reinsurers..................................  $212,962,000    $227,613,000
Letters of credit.......................................   154,111,000     166,494,000
Cash deposits...........................................    19,882,000       8,077,000
                                                          ------------    ------------
          Total credits.................................  $386,955,000    $402,184,000
                                                          ============    ============

In order to minimize its exposure to reinsurance credit risk, the Company evaluates the financial condition of its reinsurers and places its reinsurance with a diverse group of financially sound companies. The following table shows reinsurance balances relating to the reinsurers with a net recoverable balance greater than $10.0 million as of December 31, 1999 and 1998. The total recoverables column included paid loss recoverable, outstanding loss recoverable, IBNR recoverable and ceded unearned premium.

                                                                                   LETTERS OF
                                                                                  CREDIT, CASH
                                     A.M. BEST                       TOTAL        DEPOSITS AND
REINSURER                             RATING        LOCATION      RECOVERABLES   OTHER PAYABLES       NET
---------                            ---------   --------------   ------------   --------------   ------------
December 31, 1999:
  Underwriters at Lloyd's..........  A           United Kingdom   $156,650,000    $22,805,000     $133,845,000
  Underwriters Indemnity
    Company*.......................  A-          Texas              50,451,000      4,201,000       46,250,000
  SCOR Reinsurance Company.........  A+          New York           41,137,000      1,740,000       39,397,000
  AXA Reinsurance Company..........  A+          Delaware           37,690,000      5,013,000       32,677,000
  NAC Reinsurance Company**........  A+          New York           23,153,000      6,105,000       17,048,000
  Transamerica Occidental Life Ins.
    Co.............................  A+          California         22,481,000      6,102,000       16,379,000
  St. Paul Fire and Marine
    Insurance Co...................  A+          Minnesota          17,577,000      1,721,000       15,856,000
  Odyssey America Reinsurance
    Corp...........................  A           Connecticut        19,114,000      5,891,000       13,223,000
  Sun Life Assurance Company of
    Canada.........................  A++         Canada             17,996,000      4,786,000       13,210,000
  GE Reinsurance...................  A++         Illinois           16,535,000      4,869,000       11,666,000
  Chartwell Reinsurance
    Company***.....................  A           Minnesota          12,736,000      2,074,000       10,662,000
December 31, 1998:
  Underwriters at Lloyd's..........  A           United Kingdom   $ 93,280,000    $37,040,000     $ 56,240,000
  Underwriters Indemnity
    Company*.......................  A-          Texas              51,576,000     11,039,000       40,537,000
  SCOR Reinsurance Company.........  A+          New York           38,703,000     11,402,000       27,301,000
  AXA Reinsurance Company..........  A+          Delaware           28,667,000     10,513,000       18,154,000

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

---------------

  * Underwriters Indemnity Company was acquired by RLI Corporation in January, 1999.

 ** NAC Reinsurance Corporation was acquired by XL Capital, Ltd. in June, 1999.

*** Chartwell Reinsurance Company was acquired by Trenwick Group, Inc. in
    October, 1999.

Prior to the acquisition of Centris, its life insurance subsidiary, now HCCL, sold its entire block of life insurance and annuity business to Life Reassurance Corporation of America in the form of an indemnity reinsurance contract. Ceded life and annuity benefits amounted to $95.8 million as of December 31, 1999.

In 1999, the Company recorded a $43.5 million provision for reinsurance to reflect an estimated $29.5 million pre-tax loss for the insolvency of one of the Company's reinsurers and an estimated $14.0 million pre-tax loss, the majority of which represents the discount on ceded reserves, related to the commutation of all liabilities with another reinsurer. This commutation, made at the Company's request, was finalized and settled in February, 2000. In connection with the commutation, the Company received cash and other amounts totaling $56.5 million. Additionally, as of December 31, 1999 the Company has established a reserve of $5.5 million which management believes is sufficient to absorb any potential losses related to its reinsurance recoverables. However, the adverse economic environment in the worldwide insurance industry has placed great pressure on reinsurers and the results of their operations and these conditions could, ultimately, affect reinsurers' solvency. Historically, there have been insolvencies following a period of competitive pricing in the industry, such as the marketplace has experienced for the last several years. Therefore, while management believes that the reserve is adequate based upon current available information, conditions may change or additional information might be obtained that would affect management's estimate of the adequacy of the level of the reserve and which may result in a future increase or decrease in the reserve. Management continually reviews the Company's financial exposure to the reinsurance market and will continue to take actions to protect shareholders' equity.

(9) COMMITMENTS AND CONTINGENCIES

  Litigation

The Company is a party to numerous claims and lawsuits which arise in the normal course of its business. Many of such claims or lawsuits involve claims under policies underwritten or reinsured by the Company, the liabilities for which management believes have been adequately included in its established loss reserves. The Company believes the resolution of these lawsuits or claims will not have a material adverse effect on its financial condition, results of operations or cash flows.

  Foreign Currency Forward Contracts

On a very limited basis in the past, the Company has entered into foreign currency forward contracts as a hedge against foreign currency fluctuations. There were no open foreign currency forward contracts at December 31, 1998. RML, purchased by the Company during January, 1999, has a revenue stream in US Dollars but incurs expenses in GBP. To mitigate the foreign exchange risk, the Company entered into foreign currency forward contracts expiring at staggered times through December, 2000. As of December 31, 1999, the Company had forward contracts to sell US $12.0 million for GBP at an average rate of 1.00 GBP equals US $1.60. The foreign currency forward contracts are used to convert currency at a known rate in an amount which approximates average monthly expenses. Thus, the effect of these transactions is to limit the foreign currency exchange risk of the recurring monthly expenses. In the future, the Company may continue to limit its exposure to currency fluctuations through the use of foreign currency forward contracts. The Company utilizes these foreign currency forward contracts strictly as a hedge against existing exposure to foreign currency fluctuations rather than as a form of speculative or trading investment. The fair value of foreign currency forward contracts December 31, 1999 was $164,000.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

  Leases

The Company leases administrative office facilities under long-term non-cancelable operating lease agreements expiring at various dates through September, 2007. In addition to rent, the agreements generally require the payment of utilities, real estate taxes, insurance and repairs. The Company has recognized rent expense on a straight-line basis over the terms of these leases. In addition, the Company leases computer equipment and automobiles under operating leases expiring at various dates through the year 2004. Rent expense under operating leases amounted to $5.7 million, $4.3 million, and $3.7 million for the years ended December 31, 1999, 1998 and 1997, respectively.

At December 31, 1999, future minimum annual rental payments required under long-term, non-cancelable operating leases, excluding certain expenses payable by the Company, are as follows:

              FOR THE YEARS ENDED DECEMBER 31,                 AMOUNT DUE
              --------------------------------                 -----------
2000........................................................   $ 6,739,000
2001........................................................     6,056,000
2002........................................................     4,549,000
2003........................................................     4,203,000
2004........................................................     2,932,000
Thereafter..................................................     3,031,000
                                                               -----------
          Total future minimum annual rental payments due...   $27,510,000
                                                               ===========

  Catastrophe Exposure

The Company writes business in areas exposed to catastrophic losses and has significant exposures to this type of loss in California, the Atlantic Coast of United States, certain United States Gulf Coast states, particularly Florida and Texas, the Caribbean and Mexico. The Company assesses its overall exposures to a single catastrophic event and applies procedures that it believes are more conservative than are typically used by the industry to ascertain the Company's probable maximum loss ("PML") from any single event. The Company maintains reinsurance protection which it believes is sufficient to cover any foreseeable event.

  Loan Guarantee

During 1999, the Company guaranteed the construction financing debt of a partnership in which the company is a limited partner. The total amount of the loan commitment is $11.5 million, of which $8.7 million was funded as of December 31, 1999.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

(10) RELATED PARTY TRANSACTIONS

Certain of the Company's Directors are officers, directors or owners of business entities with which the Company transacts business. Balances with these business entities and other related parties included in the accompanying consolidated balance sheets are as follows:

                                                                 1999         1998
                                                              ----------   -----------
Marketable equity securities................................  $5,051,000   $        --
Other investments...........................................   3,017,000     1,072,000
Reinsurance recoverables....................................          --    42,974,000
Premiums, claims and other receivables......................   3,347,000     4,986,000
Ceded unearned premium......................................          --     8,601,000
Strategic investments, included in other assets.............          --    11,453,000
Loss and loss adjustment expense payable....................          --     3,863,000
Reinsurance balances payable................................          --     6,337,000
Premium payable.............................................          --       560,000
Notes payable...............................................   7,546,000    16,600,000
Accounts payable and accrued liabilities....................          --       159,000

Transactions with these business entities and other related parties included in the accompanying consolidated statements of earnings are as follows:

                                                   1999          1998          1997
                                                -----------   -----------   -----------
Gross earned premium..........................  $        --   $ 1,716,000   $   672,000
Ceded earned premium..........................           --    14,543,000    16,041,000
Commission income.............................           --     1,544,000     1,267,000
Investment income.............................      206,000        64,000       397,000
Net realized investment gain (loss)...........   (4,521,000)           --            --
Other operating income........................    5,221,000       968,000         8,000
Gross loss and loss adjustment expense........           --     3,282,000       671,000
Ceded loss and loss adjustment expense........           --    37,107,000    17,868,000
Other operating expense.......................      578,000       840,000       807,000
Interest expense..............................      418,000       177,000        14,000

Substantially all of the insurance related amounts shown on the above tables are due to balances and transactions with Underwriters Indemnity Company. Its parent was majority owned by a Director and was 21% owned by the Company. Its parent was sold to an unrelated party (RLI Corporation) in January, 1999.

During 1997, the Company committed to invest $5.0 million in an investment partnership managed by a related party. At December 31, 1999, $2.3 million had been invested under this commitment. In 1998, HC bought an office building to be occupied by the Company from a partnership in which an officer and Director was a partner. The purchase price of $6.0 million was based upon independent appraisal.

(11) EMPLOYEE BENEFIT PLANS

The Company had various defined contribution retirement plans under Section 401(k) of the Internal Revenue Code which covered substantially all of the employees residing in the United States who met specified service requirements. All of these plans were combined into one plan during 1998. The contributions are discretionary and are determined by management as of the beginning of each calendar year. The Company currently matches each employee's contribution to the 401(k) plan up to 6% of the

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES employee's salary. Employees of the Company who reside outside the United States receive comparable benefits under different plans. The Company contributed $3.1 million, $1.7 million and $858,000 to the plans for the years ended December 31, 1999, 1998 and 1997, respectively, which is included in compensation expense in the accompanying consolidated statements of earnings.

(12) SHAREHOLDERS' EQUITY

Under the Texas Insurance Code, HC and USSIC must each maintain minimum statutory capital of $1.0 million and minimum statutory surplus of $1.0 million, and can only pay dividends out of statutory surplus funds. In addition, they are limited in the amount of dividends which they may pay in any twelve month period, without prior regulatory approval, to the greater of statutory net income for the prior calendar year or ten percent (10%) of statutory capital and surplus as of the prior calendar year end. During 2000, HC and USSIC's ordinary dividend capacities is approximately $25.0 million and $10.4 million, respectively.

AIC is limited by the State of Maryland in the amount of dividends which it may pay in any twelve month period, without prior regulatory approval, to the greater of statutory net income (under certain conditions) for the prior calendar year or ten percent (10%) of statutory capital and surplus as of the prior year end. Because AIC paid an extraordinary dividend of $45.0 million during December, 1999, any dividends paid by AIC during 2000 will require prior regulatory approval. No dividends from AIC are anticipated during 2000.

HCCL is limited by the State of Indiana in the amount of dividends it may pay in any twelve month period, without prior regulatory approval, to the greater of net gain from operations for the prior calendar year or ten percent (10%) of statutory capital and surplus as of the prior year end. During 2000, HCCL's ordinary dividend capacity will be approximately $7.0 million.

As of December 31, 1999, all of the domestic insurance company subsidiaries total adjusted capital is significantly in excess of the NAIC authorized control level risk-based capital.

The components of accumulated other comprehensive income (loss) are as follows:

                                                                               ACCUMULATED
                                                                UNREALIZED        OTHER
                                            FOREIGN CURRENCY    INVESTMENT    COMPREHENSIVE
                                              TRANSLATION      GAIN (LOSS)    INCOME (LOSS)
                                            ----------------   ------------   -------------
Balance December 31, 1996.................     $ (91,000)      $  3,623,000   $  3,532,000
Net change for year.......................      (215,000)         4,683,000      4,468,000
                                               ---------       ------------   ------------
Balance December 31, 1997.................      (306,000)         8,306,000      8,000,000
Net change for year.......................      (344,000)         2,049,000      1,705,000
                                               ---------       ------------   ------------
Balance December 31, 1998.................      (650,000)        10,355,000      9,705,000
Net change for year.......................       167,000        (12,564,000)   (12,397,000)
                                               ---------       ------------   ------------
Balance December 31, 1999.................     $(483,000)      $ (2,209,000)  $ (2,692,000)
                                               =========       ============   ============

(13) STOCK OPTIONS

The Company has five option plans, the 1994 Non-employee Director Stock Option Plan, the 1996 Non-employee Director Stock Option Plan, the 1992 Incentive Stock Option Plan, the 1995 Flexible Incentive Plan, and the 1997 Flexible Incentive Plan. All plans are administered by the Compensation Committee of the Board of Directors. Each option may be used to purchase one share of Common Stock of the Company. As of December 31, 1999, 7,487,054 shares of Common Stock were reserved for the exercise of

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES options, of which 5,470,008 shares were reserved for options previously granted and 2,017,046 shares were reserved for future issuances of options.

Options vest over a zero to five year period and expire four to ten years after grant date. All options have been granted at fixed exercise prices, generally at the market price of the Company's Common Stock on the grant date. Any excess of the market price on the grant date over the exercise price is recognized as compensation expense in the accompanying consolidated financial statements. If the fair value method of valuing compensation related to options would have been used, pro forma net earnings and pro forma diluted earnings per share would have been $20.7 million, or $0.42 per share, for the year ended December 31, 1999; $65.4 million, or $1.34 per share, for the year ended December 31, 1998; and $43.8 million, or $0.91 per share, for the year ended December 31, 1997. The fair value of each option grant was estimated on the grant date using the Black-Scholes single option pricing model with the following weighted average assumptions: a) risk free interest rate of 5.7% for 1999, 5.3% for 1998 and 6.2% for 1997, b) expected volatility factor of .3, c) dividend yield of 1.52% for 1999, .91% for 1998 and .56% for 1997, and d) expected option life of four years for 1999 and five years for 1998 and 1997.

The following table provides an analysis of stock option activity during the three years ended December 31, 1999:

                                    1999                              1998                             1997
                       -------------------------------   ------------------------------   ------------------------------
                                    AVERAGE    AVERAGE               AVERAGE    AVERAGE               AVERAGE    AVERAGE
                       NUMBER OF    EXERCISE    FAIR     NUMBER OF   EXERCISE    FAIR     NUMBER OF   EXERCISE    FAIR
                         SHARES      PRICE      VALUE     SHARES      PRICE      VALUE     SHARES      PRICE      VALUE
                       ----------   --------   -------   ---------   --------   -------   ---------   --------   -------
Outstanding,
  beginning of
  year...............   5,459,766    $16.73              3,508,226    $16.22              3,124,793    $13.03
Granted at market
  value..............   1,869,600     13.48     $4.16    2,779,500     17.01     $5.23    1,301,500     22.88     $7.98
Cancelled............  (1,327,243)    18.36              (192,462)     21.48              (125,075)     24.28
Exercised............    (532,115)     7.88              (635,498)     14.05              (792,992)     13.86
                       ----------    ------              ---------    ------              ---------    ------
Outstanding, end of
  year...............   5,470,008    $16.08              5,459,766    $16.73              3,508,226    $16.22
                       ==========    ======              =========    ======              =========    ======
Exercisable, end of
  year...............   2,982,872    $16.84              2,792,707    $15.92              1,230,145    $11.60
                       ==========    ======              =========    ======              =========    ======

Options outstanding and exercisable as of December 31, 1999 are shown on the following schedule:

                                                   OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                         ---------------------------------------   --------------------
                                                         AVERAGE        AVERAGE                AVERAGE
                                         NUMBER OF      REMAINING       EXERCISE   NUMBER OF   EXERCISE
RANGE OF EXERCISE PRICES                  SHARES     CONTRACTUAL LIFE    PRICE      SHARES      PRICE
------------------------                 ---------   ----------------   --------   ---------   --------
Under $16.50...........................  2,712,041   5.08 years          $12.36    1,184,515    $12.14
$16.50.................................  1,063,000   4.06                 16.50      607,849     16.50
$16.51 - $22.25........................    675,600   5.23                 19.42      406,348     18.91
Over $22.25............................  1,019,367   6.87                 23.35      784,160     23.15
                                         ---------      ----------       ------    ---------    ------
          Total options................  5,470,008   5.23 years          $16.08    2,982,872    $16.84
                                         =========      ==========       ======    =========    ======

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

(14) EARNINGS PER SHARE

The following table provides reconciliation of the denominators used in the earnings per share calculations for the three years ended December 31, 1999:

                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Net earnings..........................................  $25,123,000   $72,278,000   $49,759,000
                                                        ===========   ===========   ===========
Reconciliation of number of shares outstanding:
Shares of Common Stock outstanding at year end........   48,839,000    48,252,000    47,759,000
Changes in Common Stock due to issuance...............     (241,000)     (332,000)     (764,000)
Contingent shares to be issued........................       49,000            --            --
Common Stock contractually issuable in the future.....      414,000            --            --
                                                        -----------   -----------   -----------
  Weighted average Common Stock outstanding...........   49,061,000    47,920,000    46,995,000
Additional dilutive effect of outstanding options (as
  determined by the application of the treasury stock
  method).............................................      588,000     1,016,000     1,214,000
                                                        -----------   -----------   -----------
  Weighted average Common Stock and potential common
     stock outstanding................................   49,649,000    48,936,000    48,209,000
                                                        ===========   ===========   ===========

As of December 31, 1999, there were approximately 2.0 million options that were not included in the computation of diluted earnings per share because to do so would have been antidilutive. As part of the Sun purchase agreement (See Note
2), up to 378,000 shares of the Company's Common Stock are to be issued if certain conditions are met as of December 31, 1999 or in subsequent years. Of these shares, 49,000 are included in the 1999 computation because the contingency had been partially met. The remainder of the contingent shares were not included in the earnings per share computation because the conditions for issuance of the remaining shares have not yet been met.

(15) STATUTORY INFORMATION

The Company's insurance company subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic or foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences are that for statutory financial statements deferred policy acquisition costs are not recognized, deferred income taxes are not recorded, bonds are generally carried at amortized cost and insurance assets and liabilities are presented net of reinsurance. The Company's use of permitted statutory accounting practices does not have a significant impact on statutory surplus. Statutory policyholders' surplus as of December 31, 1999, 1998, and 1997, and net income for the three years ended December 31, 1999, of the Company's insurance company subsidiaries included in those companies' respective filings with regulatory authorities are as follows:

                                                 1999           1998           1997
                                             ------------   ------------   ------------
Statutory policyholders' surplus...........  $315,474,000   $369,401,000   $331,922,000
Statutory net income (loss)................    (8,707,000)    53,162,000     56,626,000

Statutory policyholders' surplus was adversely affected by adjustments for reinsurance recoverables, which, although required statutorily, have no effect on net earnings or shareholders' equity. Statutory net loss for 1999 includes a $25.5 million loss, net of income tax, from the provision for reinsurance.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

The National Association of Insurance Commissioners adopted Statements of Statutory Accounting Principles ("SSAPs") in March, 1998 as a product of its attempt to codify statutory accounting principles. While subject to adoption by the individual states, the NAIC has established an effective date of January 1, 2001 for the SSAPs. Prior to the codification project, a comprehensive guide to statutory accounting principles did not exist. Codification is new and will evolve over time. Based upon the SSAPs as currently published, the Company does not expect their adoption to have a material effect on the policyholders' surplus of its individual insurance company subsidiaries. The only material effect on statutory net income is that the statutory net income for HC will be decreased or increased by a change in the method of recording equity in earnings or losses of subsidiaries. Currently HC records the equity in earnings or losses of its subsidiaries as a component of statutory net income. When codification becomes effective, the equity in earnings or losses of subsidiaries will be recorded as an unrealized gain or loss, which is a direct increase or decrease to policyholders' surplus. Income will not be recognized until such time (if any) that dividends are received from the subsidiaries and recorded in statutory net income.

(16) OTHER INFORMATION

  Supplemental Cash Flow Information

Supplemental cash flow information for the three years ended December 31, 1999, is summarized below:

                                                   1999          1998          1997
                                                -----------   -----------   -----------
Interest paid.................................  $13,694,000   $ 5,409,000   $ 6,712,000
Income tax paid...............................   23,116,000    30,662,000    24,132,000
Dividends declared but not paid at year end...    2,442,000     1,930,000     1,386,000

The unrealized gain or loss on securities available for sale, deferred taxes related thereto, and the issuance of the Company's Common Stock for the purchase of subsidiaries are non-cash transactions which have been included as direct increases or decreases in shareholders' equity.

  Restructuring

The Company recorded a restructuring charge and associated expenses of $5.5 million during the fourth quarter of 1999. Since its initial public offering in 1992, the Company has completed more than fifteen acquisitions for a total value exceeding $750.0 million. During that time, total employees have grown from less than 100 to more than 1,000. As a result of this rapid growth, management believes certain operating inefficiencies occurred. At the beginning of the fourth quarter of 1999, management made a review of its operations and determined that they could be made more efficient, principally by reducing the employee count in certain of its operations. The terminations that generated the compensation savings took place in the fourth quarter.

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

A total of 92 employees were terminated in the fourth quarter as a result of the Company's restructuring which affected all segments. The Company accrued severance payments for 27 of these terminated employees at December 31, 1999, substantially all of which was paid in January, 2000. The restructuring charge also includes accruals of $911,000 related to future lease costs of office space made redundant as a result of the restructuring plan and a write down of $647,000, principally of leasehold improvements and other assets related to the redundant space. The following table provides a detailed analysis of the charge:

                                                              ACCRUED AT
                                                PAID IN      DECEMBER 31,      EXPENSED IN
                                                  1999           1999             1999
                                                --------   -----------------   -----------
Severance.....................................  $691,000      $3,115,000       $3,806,000
Other.........................................   125,000         911,000        1,036,000
                                                --------      ----------       ----------
                                                $816,000      $4,026,000        4,842,000
                                                ========      ==========
          Write down of assets................                                    647,000
                                                                               ----------
          Total restructuring expense.........                                 $5,489,000
                                                                               ==========

(17) LIABILITY FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSE

The following table provides a reconciliation of the liability of loss and loss adjustment expense ("LAE"), for the three years ended December 31, 1999:

                                                         1999           1998           1997
                                                     ------------   ------------   ------------
Reserves for loss and LAE at beginning of the
  year.............................................  $460,511,000   $275,008,000   $229,049,000
Less reinsurance recoverables......................   341,599,000    155,374,000    111,766,000
                                                     ------------   ------------   ------------
Net reserves at beginning of the year..............   118,912,000    119,634,000    117,283,000
Net reserves acquired with purchase of
  subsidiaries.....................................    55,523,000      3,877,000      1,919,000
Effect on loss reserves of write off of ceded
  outstanding and IBNR reinsurance recoverables....    82,343,000             --             --
Provision for loss and LAE for claims occurring in
  the current year.................................   105,036,000    105,895,000    100,288,000
Increase (decrease) in estimated loss and LAE for
  claims occurring in prior years..................     4,614,000    (14,593,000)    (3,774,000)
                                                     ------------   ------------   ------------
     Incurred loss and LAE, net of reinsurance.....   109,650,000     91,302,000     96,514,000
                                                     ------------   ------------   ------------
Loss and LAE payments for claims occurring during:
  Current year.....................................    36,770,000     47,126,000     48,208,000
  Prior years......................................    56,052,000     48,775,000     47,874,000
                                                     ------------   ------------   ------------
Loss and LAE payments, net of reinsurance..........    92,822,000     95,901,000     96,082,000
                                                     ------------   ------------   ------------
Net reserves at end of the year....................   273,606,000    118,912,000    119,634,000
Plus reinsurance recoverables......................   597,498,000    341,599,000    155,374,000
                                                     ------------   ------------   ------------
     Reserves for loss and LAE at end of the
       year........................................  $871,104,000   $460,511,000   $275,008,000
                                                     ============   ============   ============

During 1999, the Company had net loss and LAE deficiency of $4.6 million relating to prior year losses compared to redundancies of $14.6 million in 1998 and $3.7 million in 1997. The deficiencies and redundancies in the net reserves result from the Company's and its actuaries' continued review of its loss reserves and the increase or reduction of such reserves as losses are finally settled and claims exposures are reduced. The Company believes it has provided for all material net incurred losses.

The Company has no material exposure to environmental pollution losses, as HC only began writing business in 1981 and policies issued by HC normally contain pollution exclusion clauses which limit

                 HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES pollution coverage to "sudden and accidental" losses only, thus excluding intentional (dumping) and seepage claims. Policies issued by AIC and USSIC, because of the types of risks incurred, principally general aviation, are not considered to have significant environmental exposures. Therefore, the Company should not experience any material development in reserves from environmental pollution claims.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED; AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
DATA)

                              FOURTH QUARTER       THIRD QUARTER      SECOND QUARTER       FIRST QUARTER
                             -----------------   -----------------   -----------------   -----------------
                              1999      1998      1999      1998      1999      1998      1999      1998
                             -------   -------   -------   -------   -------   -------   -------   -------
Total revenue..............  $84,308   $84,170   $83,093   $76,536   $82,483   $79,342   $91,987   $67,986
Net earnings (loss)........   (4,991)   15,482     9,118    22,075       287    17,634    20,709    17,087
Basic earnings (loss) per
  share data:
Earnings (loss) per
  share....................  $ (0.10)  $  0.32   $  0.19   $  0.46   $  0.01   $  0.37   $  0.42   $  0.36
                             =======   =======   =======   =======   =======   =======   =======   =======
Weighted average shares
  outstanding..............   49,193    48,159    49,130    47,870    48,951    47,853    48,764    47,794
                             =======   =======   =======   =======   =======   =======   =======   =======
Diluted earnings (loss) per
  share data:
Earnings (loss) per
  share....................  $ (0.10)  $  0.32   $  0.18   $  0.45   $  0.01   $  0.36   $  0.42   $  0.35
                             =======   =======   =======   =======   =======   =======   =======   =======
Weighted average shares
  outstanding..............   49,193    48,970    49,866    48,919    49,971    49,015    49,544    48,809
                             =======   =======   =======   =======   =======   =======   =======   =======

During 1999, pre-tax provisions for reinsurance of $29.5 million and $14.0 million were recorded in the second quarter and fourth quarter, respectively. Also, during the fourth quarter of 1999, the Company recorded a pre-tax restructuring expense of $5.5 million and a $4.3 million writedown of one equity investment to its estimated fair market value. The fourth quarter of 1998 includes a charge of $5.8 million (pre-tax) for catastrophe losses related to hurricanes Georges and Mitch. The sum of the quarters earnings (loss) per share may not equal the annual amounts due to rounding.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,000,000 SHARES

                          HCC INSURANCE HOLDINGS, INC.

                                  COMMON STOCK

                                   [HCC LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                         , 2001

                                  ------------

                              SALOMON SMITH BARNEY

                                LEHMAN BROTHERS

                        RAYMOND JAMES & ASSOCIATES, INC.

                            WILLIAM BLAIR & COMPANY

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